      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 2000



                                                      REGISTRATION NO. 333-32556

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             ---------------------

                                INTERLAND, INC.
             (Exact name of registrant as specified in its charter)

                             ---------------------

             GEORGIA                              7389                            58-1632664
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)      Classification Code Number)            Identification No.)

                         101 MARIETTA STREET, SUITE 200
                             ATLANTA, GEORGIA 30303
                                  404-720-8301
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                            H. CHRISTOPHER COVINGTON
                     SENIOR VICE PRESIDENT, GENERAL COUNSEL
                         101 MARIETTA STREET, SUITE 200
                             ATLANTA, GEORGIA 30303
                                  404-720-8301
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                             ---------------------

                                   COPIES TO:

              DAVID A. STOCKTON, ESQ.                            JOHN D. WATSON, JR., ESQ.
              KILPATRICK STOCKTON LLP                                LATHAM & WATKINS
      1100 PEACHTREE STREET, N.E., SUITE 2800           1001 PENNSYLVANIA AVENUE, N.W., SUITE 1300
              ATLANTA, GEORGIA 30309                            WASHINGTON, D.C. 20004-2505
                   404-815-6500                                        202-637-2200

                             ---------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act of 1933, check the following box. [ ]


                             ---------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON A DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON A DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

      THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BECOMES EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES NOR A SOLICITATION OF AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.


                   SUBJECT TO COMPLETION, DATED MAY   , 2000


PRELIMINARY PROSPECTUS

                                5,000,000 SHARES


                                (INTERLAND LOGO)

                                  COMMON STOCK

                          ---------------------------


This is an initial public offering of 5,000,000 shares of common stock of Interland, Inc. We are selling all of the shares of common stock offered under this prospectus.



We currently estimate that the initial public offering price will be between $12.00 and $14.00 per share. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol "ILND."



SEE "RISK FACTORS" BEGINNING ON PAGE 7 ABOUT RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          ---------------------------

                                                                  Per
                                                                 Share         Total
                                                              -----------   -----------
Public offering price.......................................  $             $
Underwriting discount.......................................  $             $
Proceeds, before expenses, to us............................  $             $

                          ---------------------------

The underwriters may purchase up to an additional 750,000 shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments.



The underwriters expect to deliver the shares against payment in New York, New
York on             , 2000.

                          ---------------------------
BEAR, STEARNS & CO. INC.                              THOMAS WEISEL PARTNERS LLC

                            PAINEWEBBER INCORPORATED
           The date of this prospectus is                     , 2000.

                              [Inside Front Cover]


         The inside of the front cover begins with the sentence, "AWARD WINNING COMPANY ENABLING 36,000 CUSTOMERS TO ACTIVATE AND MANAGE 60,000 WEBSITES AS OF MARCH 31, 2000." Underneath the sentence are three graphics representing awards that Interland has won. The graphic on the left is the "PC MAGAZINE EDITORS' CHOICE" logo. The middle graphic is the "Inc./Cisco Growing with Technology Awards 2000" logo. The graphic on the right is the "WINDOWS NT MAGAZINE EDITOR'S CHOICE" logo. Below the three graphics is the Interland logo followed by the sentence, "We make the Web work for you." In the lower right-hand corner of the background is a depiction of a globe.

                               PROSPECTUS SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all the information that you should consider before investing. You should read the entire prospectus carefully, including the section entitled "Risk Factors" and our financial statements and the accompanying notes included elsewhere in this prospectus.


     Interland provides a broad range of web and applications hosting and other related web-based business solutions specifically designed to meet the needs of small to medium-sized businesses. Our solutions are secure, reliable, and affordable and can be easily upgraded to provide additional capacity and functions. Our web and applications hosting services include the computer hardware, software, network technology and systems management necessary to support our customers' web sites and web-based applications. Our hosting services are based mainly on the Microsoft NT and Red Hat Linux operating systems, providing diversity and flexibility to our customers. We generally sell our services to customers under fully pre-paid contracts that are typically between three months and two years in length. We are committed to providing superior customer service and believe that this commitment is among the reasons that our web hosting services were selected as the "Editor's Choice" by Windows NT magazine in September 1999 and by PC Magazine in December 1999. We were also selected as one of ten finalists for the Inc./Cisco Growing with Technology Awards for 2000 in the category of Innovators in Customer Service.



     Our web hosting business began in September 1997 and as of March 31, 2000 had 61,442 customer accounts, an increase of approximately 269% compared to March 31, 1999. Our revenues have grown from approximately $1.4 million in 1998 to over $9.1 million in 1999, and from $1.0 million for the three months ended March 31, 1999 to $6.3 million for the three months ended March 31, 2000, representing increases of over 550% and 521%, respectively. We have achieved this growth without making any acquisitions and with less than $6.8 million of total invested cash capital until December 1999, when we closed a $25.0 million round of venture financing. However, we experienced net losses of approximately $16.8 million for the year ended December 31, 1999 and $10.8 million for the quarter ended March 31, 2000 and we anticipate continuing and increasing losses. The following are among the key factors that we believe will continue to drive our growth:



     - A broad and expanding range of high quality services designed to enable us to provide one-stop shopping for the specific hosting and related needs of small to medium-sized businesses.



     - Key strategic relationships with Microsoft, Network Solutions, and Bell Atlantic, all of which have made equity investments in Interland, and with Road Runner, which holds a warrant to purchase shares of our common stock.


     - State-of-the-art data centers which provide a secure operating environment and facilitate the delivery of our high quality, reliable services.

     - Global expansion to serve foreign small and medium-sized businesses in Europe, Asia and South America.

     - A creative, highly aggressive multimedia advertising campaign designed to establish Interland as the first commonly recognized brand in the hosting industry.


     - An experienced direct sales force that is motivated to meet quotas, trained in consultative selling and skilled in assessing the needs of small and medium-sized businesses.



     - Our proprietary customer management system that allows our salespeople to activate a web site or provide other services for a customer during the order process -- that is, in "real-time."

OUR SOLUTION

     For a number of small and medium-sized businesses, many of whom do not have internal technical resources dedicated to Internet services, establishing a presence on the Internet and realizing the various benefits of the Internet has proven to be a complicated and time consuming task. We are dedicated to providing small to medium-sized businesses with a comprehensive bundle of services, which enables them to quickly, easily and affordably capitalize on the benefits of the Internet. The key elements of our solution include:


     - A broad range of high-quality web and applications hosting and other related web-based solutions;


     - Services which are affordable, quick to deploy, and easy to use;

     - State-of-the-art security and reliability; and


     - Personalized customer service and technical support available 24 hours a day, seven days a week.


OUR STRATEGY


     Our goal is to become a leading global provider of web and applications hosting and related business solutions to the small and medium-sized business market. Our strategy for achieving our goal has the following key components:



          Provide a Broad Range of Services on Multiple Operating Systems. We intend to continue to provide additional services in order to better serve the expanding needs of our existing customers and further enhance our ability to attract new customers.


          Expand Sales Capabilities and Distribution Channels. We intend to grow our revenue through the continued expansion of our direct sales force, our reseller network and our strategic relationships.


          Expand International Presence. In April 2000, we opened a sales and customer service center in Amsterdam which will enable us to sell and support our services throughout Western Europe from a centrally based location. We also intend to pursue opportunities to expand our reach to other parts of the world, including Asia and Latin America.



          Increase Brand Awareness and Market Presence. We believe that we have an opportunity to be one of the first hosting providers to establish a meaningful brand name in the web and applications hosting industry. We intend to continue to build our brand recognition by continuing to implement our aggressive multimedia advertising campaign.


          Take Advantage of Innovative and Proprietary Technology. We have developed proprietary technology, which assists in our customer support efforts and our internal processes. We intend to continue to develop specialized technology and systems to give us advantages in delivering high-quality, price competitive services to our customers.


          Pursue Additional Strategic Alliances and Relationships. We intend to opportunistically pursue strategic alliances and acquisitions that will enable us to expand our services, our technological capabilities and our customer base.


                          ---------------------------


     We incorporated our company as a Georgia corporation on August 21, 1985, and we capitalized our business and commenced web hosting operations in September 1997. The address of our principal executive offices is 101 Marietta Street, Suite 200, Atlanta, Georgia 30303, and our telephone number is (404) 720-8301. Our web site address is www.interland.net. We do not intend for the information on our web site to be a part of this prospectus.

                                  THE OFFERING


Common stock offered................     5,000,000 shares



Common stock to be outstanding after
the offering........................     46,432,542 shares



Use of proceeds.....................     We intend to use the net proceeds from
                                         this offering to enhance and expand our
                                         network infrastructure and for other
                                         capital expenditures, to build our
                                         brand through marketing and advertising
                                         activities, both domestically and
                                         internationally, and to fund operating
                                         losses, working capital requirements
                                         and general corporate purposes.


Proposed Nasdaq National Market
symbol..............................     ILND


     We have calculated the number of shares that will be outstanding after this offering based on the 24,903,153 shares outstanding as of May 10, 2000, plus:



     - 5,000,000 shares of common stock we are selling in this offering;



     - 14,337,082 shares of common stock we will issue at the completion of this offering upon the conversion of all of our outstanding convertible preferred stock; and



     - assuming a public offering price of $13.00, 576,923, 461,538 and 1,153,846 shares of common stock that Microsoft, Network Solutions, and Bell Atlantic respectively, have agreed to purchase at the time of this offering.


     The number of shares of common stock that will be outstanding after this offering excludes:


     - 750,000 shares of common stock issuable if the underwriters exercise the over-allotment option in full;



     - 5,241,996 shares of common stock issuable upon the exercise of outstanding options at a weighted average exercise price of $4.16 as of May 10, 2000;



     - 2,750,004 shares of common stock reserved in connection with future grants under our stock option plan as of May 10, 2000;



     - 540,000 shares of common stock reserved under our employee stock purchase plan;



     - up to 1,317,413 shares of common stock issuable upon the exercise of currently outstanding warrants with a weighted average exercise price of $6.27 per share. We have issued five-year, fully vested warrants to purchase a total of 918,893 shares of our common stock to Microsoft and Network Solutions in connection with their investments in our company. We have also issued a warrant to purchase up to 376,920 shares of our common stock to Road Runner in connection with a co-marketing agreement. Of the shares subject to this warrant, 108,000 vested immediately upon the execution of our co-marketing agreement on January 27, 2000 and the balance vests in equal increments on June 30, 2000, September 30, 2000, December 31, 2000, and December 31, 2001, subject to performance criteria. We have also issued a warrant to purchase up to 21,600 shares of our common stock at $8.33 per share in connection with an equipment financing transaction; and



     - assuming a public offering price of $13.00, up to 778,845 shares of common stock issuable upon the exercise of additional warrants that we have agreed to grant to Microsoft and Network Solutions at the time of this offering.

     The number of shares outstanding after the offering also excludes any shares that we may issue under a warrant that we may also grant to Bell Atlantic to purchase up to 3,132,000 shares of common stock as part of our proposed strategic relationship. The exercise price per share for the common stock underlying this warrant is expected to equal 150% of the actual per share public offering price of the common stock sold in this offering.



     We have retroactively adjusted all share information in this prospectus to reflect a proposed 1.08 for one stock split that we plan to implement prior to the completion of the offering.

                             SUMMARY FINANCIAL DATA


     The following table shows our summary financial data for the period from inception (September 18, 1997) to December 31, 1997, for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000. We have derived the financial data for the period from inception (September 18, 1997) to December 31, 1997 and for the years ended December 31, 1998 and 1999 from financial statements that Arthur Andersen LLP, independent public accountants, has audited. We derived the financial data for the three months ended March 31, 1999 and March 31, 2000 from our unaudited financial statements. In our opinion this data includes all adjustments consisting of only normal and recurring adjustments necessary for a fair presentation of the information. The financial data may not necessarily be indicative of our results for the year ending December 31, 2000. You should read this data together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. The following data is in thousands, except per share, share, web site, customer, and average monthly revenue per customer data.



                             FOR THE PERIOD
                             FROM INCEPTION                                        THREE MONTHS ENDED
                             (SEPTEMBER 18,      YEAR ENDED     YEAR ENDED       -----------------------
                                1997) TO        DECEMBER 31,   DECEMBER 31,      MARCH 31,    MARCH 31,
                            DECEMBER 31, 1997       1998           1999             1999         2000
                            -----------------   ------------   ------------      ----------   ----------
                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS
  DATA:
Revenues..................     $         5      $     1,387    $     9,121       $    1,009   $    6,268
Operating expenses........            (119)          (3,708)       (25,891)          (2,434)     (17,308)
                               -----------      -----------    -----------       ----------   ----------
Operating loss............            (114)          (2,321)       (16,770)          (1,425)     (11,040)
Interest income (expense),
  net.....................              --              (18)           (14)             (11)         251
                               -----------      -----------    -----------       ----------   ----------
Net loss..................            (114)          (2,339)       (16,784)          (1,436)     (10,789)
Preferred stock beneficial
  conversion and
  dividends...............              --               --         (9,559)(1)           --         (586)
                               -----------      -----------    -----------       ----------   ----------
Net loss applicable to
  common shareholders.....     $      (114)     $    (2,339)   $   (26,343)      $   (1,436)  $  (11,375)
                               ===========      ===========    ===========       ==========   ==========
Basic and diluted net loss
  per common share........     $     (0.01)     $     (0.13)   $     (1.23)      $    (0.07)  $    (0.48)
                               ===========      ===========    ===========       ==========   ==========
Shares used in computing
  net loss per share......      17,631,191       18,316,449     21,461,161       19,654,296   23,936,350

OTHER DATA:
EBITDA(2).................     $      (114)     $    (2,206)   $   (12,221)      $   (1,213)  $   (9,048)
Net cash used in operating
  activities..............            (110)             (30)        (2,397)             (54)      (2,645)
Net cash used in investing
  activities..............              (2)          (1,102)        (8,752)            (682)      (7,785)
Net cash provided by
  financing activities....             139            1,811         34,953              966        4,859
Number of web sites.......               0           10,611         45,731           16,658       61,442
Number of customers.......               0            6,796         27,173           10,186       36,469
Average monthly revenue
  per customer............               0      $     34.26    $     45.49       $    39.73   $    65.66


---------------
(1) This amount consists of approximately $9.4 million associated with the beneficial conversion of our preferred stock into common stock and approximately $150,000 in an accrued preferred stock dividend. The beneficial conversion is a result of the difference between the initial purchase price paid by the preferred stock holders and the actual conversion price of the preferred stock into common stock.

(2) Earnings before interest, taxes, depreciation and amortization, or EBITDA, consists of net loss excluding interest income (expense), net, depreciation and amortization, non-cash stock compensation expense and non-cash operating expenses incurred as a result of the issuance of equity securities to third parties in the total amount of $3.6 million, $101,000 and $1.4 million for the year ended December 31, 1999, and the three months ended March 31, 1999 and 2000, respectively. EBITDA does not represent funds available for discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with similarly titled calculations used by other companies.


     The following balance sheet data is presented:


          - on a pro forma basis to reflect the conversion upon the completion of this offering of all convertible preferred stock outstanding at March 31, 2000 into 13,137,083 shares of common stock; and



          - on a pro forma as adjusted basis to reflect the sale of 1,199,999 shares of our preferred stock to Bell Atlantic, (and the subsequent conversion to common stock upon the completion of this offering) the accrual of preferred stock dividends, the sale of 576,923, 461,538 and 1,153,846 shares of our common stock at an assumed price of $13.00 per share to Microsoft, Network Solutions and Bell Atlantic, respectively at the time of this offering, the $1.5 million payment in cash of related dividends, the grant of warrants to purchase up to 778,845 shares of common stock to Microsoft and Network Solutions at the time of this offering, the exercise on April 14, 2000 of an option to purchase 540,000 shares of our common stock and the sale of 5,000,000 shares of our common stock we are offering under this prospectus, at an assumed initial offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses that we will pay.



                                                                       MARCH 31, 2000
                                                              ---------------------------------
                                                                                     PRO FORMA
                                                              ACTUAL    PRO FORMA   AS ADJUSTED
                                                              -------   ---------   -----------
                                                                       (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $18,939   $ 18,939     $116,732
Total assets................................................   42,717     42,717      140,510
Working capital.............................................    1,555      1,555      100,295
Total long-term liabilities.................................    4,994      4,994        4,994
Preferred stock.............................................   40,630         --           --
Other stockholders' equity..................................  (28,959)    11,671      110,411



     We have derived the following summary financial and operating data for our most recent five quarters in part from our unaudited consolidated financial statements.



                                                                   THREE MONTHS ENDED(1)
                                                  -------------------------------------------------------
                                                  MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,
                                                    1999        1999       1999        1999       2000
                                                  ---------   --------   ---------   --------   ---------
                                                     (IN THOUSANDS, EXCEPT WEB SITE, CUSTOMER DATA AND
                                                           AVERAGE MONTHLY REVENUE PER CUSTOMER)
Revenue.........................................   $ 1,009    $ 1,688     $ 2,582    $ 3,842    $  6,268
Operating expenses..............................     2,434      5,280       7,457     10,720      17,308
Net loss........................................    (1,436)    (3,610)     (4,887)    (6,851)    (10,789)
Number of web sites.............................    16,658     24,235      33,705     45,731      61,442
Number of customers.............................    10,186     14,357      19,822     27,173      36,469
Average monthly revenue per customer............   $ 39.73    $ 45.86     $ 50.36    $ 54.50    $  65.66


---------------

(1) The operating results for any quarter are not necessarily indicative of results for any future period. See "Risk Factors -- Our quarterly and annual results may fluctuate, resulting in fluctuations of the price of our common stock" and "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Selected Quarterly Operating Results."

                                  RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and all other information contained in this prospectus before deciding to purchase shares of our common stock. While we have described all risks and uncertainties that we believe to be material to our business, it is possible that other risks and uncertainties that affect our business will arise or become material in the future.

     If we are unable to effectively address these risks and uncertainties, our business, financial condition or results of operations could be materially and adversely affected. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.

OUR BUSINESS AND PROSPECTS ARE DIFFICULT TO EVALUATE BECAUSE WE HAVE A LIMITED OPERATING HISTORY AND OUR BUSINESS MODEL IS STILL EVOLVING.


     We began operations as a web hosting business in September 1997. As a result, we have a limited operating history and our business model is still evolving. Our limited operating history therefore makes predicting our future results difficult and makes it difficult to evaluate the execution of our business model thus far. You should consider our ability to execute our plans and our prospects in light of the risks, expenses and difficulties that companies in the new and rapidly evolving market for web hosting and applications hosting services encounter. We may not achieve a significant rate of future revenue growth and may not achieve or sustain profitability in future quarterly or annual periods.


WE HAVE A HISTORY OF SIGNIFICANT LOSSES AND EXPECT THESE LOSSES TO CONTINUE IN THE FORESEEABLE FUTURE.


     We have experienced operating losses and negative cash flows from operations in each quarterly and annual period since we began operations as a web hosting business in 1997. As of March 31, 2000, our accumulated losses since September 17, 1997 have amounted to approximately $30.0 million. We had net losses of $16.8 million for the year ended December 31, 1999 and $10.8 million for the three months ended March 31, 2000. While our revenues have grown in recent periods, future growth will depend upon the success of our expansion plans. In connection with our expansion plans, we anticipate making significant investments in sales, marketing, technical and customer support personnel, as well as in our data center infrastructure. As a result of our expansion plans, we expect our net losses and negative cash flow from operations to continue for the foreseeable future.


WE MAY NOT EFFECTIVELY EXECUTE OUR STRATEGY AND AS A RESULT, OTHERS MAY SEIZE THE MARKET OPPORTUNITY THAT WE HAVE IDENTIFIED.


     If we fail to execute our strategy in a timely or effective manner, our competitors may be able to seize the opportunity we have identified to address web hosting needs of small and medium-sized businesses. Our business strategy is complex and requires that we successfully and simultaneously complete many tasks, and the failure to complete any one of these may jeopardize our strategy as a whole. Execution of our strategy may be more difficult because our management team has worked together for less than six months. In order to be successful, we will need to:


     - market our services and build our brand name effectively;

     - provide reliable and cost-effective services that can be expanded to meet the demands of our customers;

     - continue to grow our infrastructure to accommodate additional customers and increased use of our network bandwidth;

     - expand our channels of distribution and our international operations;

     - continue to respond to competitive developments; and

     - attract, retain and motivate qualified personnel.

WE OPERATE IN AN EXTREMELY COMPETITIVE MARKET, AND OUR BUSINESS WILL SUFFER IF WE ARE UNABLE TO COMPETE EFFECTIVELY.


     The web hosting and applications hosting markets are highly competitive and are becoming more so. There are few substantial barriers to entry, and we expect that we will face additional competition from existing competitors and new market entrants in the future. We may not have the resources, expertise or other competitive factors to compete successfully in the future.


     Many of our competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we do. As a result, these competitors may be able to:


     - develop and expand their network infrastructures and service offerings more rapidly;

     - adapt to new or emerging technologies and changes in customer requirements more quickly;

     - take advantage of acquisition and other opportunities more readily; and

     - devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can.

     In an effort to gain market share, some of our competitors have offered web hosting services similar to ours at lower prices than ours or with incentives not matched by us, including free start-up and domain name registration, periods of free service, low-priced Internet access or free software. In addition, some of our competitors may be able to provide customers with additional benefits, including reduced communications costs, which could reduce the overall costs of their services relative to ours. We may not be able to reduce the pricing of our services or offer incentives in response to the actions of our competitors without harming our business. Because of the fierce competition in the web hosting and applications hosting industry, the number of competitors could lead to a surplus in service providers, leading to further reductions in the prices of services. We also believe that the market in which we compete is likely to encounter consolidation in the near future, which could result in increased price and other competition that could damage our business.


     Our current and potential competitors in the market include web hosting service providers, applications hosting providers, Internet service providers, telecommunications companies, large information technology firms that provide a wide array of information technology services and computer hardware suppliers. Our competitors may operate in one or more of these areas and include companies such as AT&T Corp., Concentric Network Corporation, Data Return Corp., Dell Computer Corporation, Digex Corporation, EarthLink, Inc., Exodus Communications, Inc., Gateway, Inc., Globix Corporation, and Navisite, Inc. See
"Business -- Competition."


OUR QUARTERLY AND ANNUAL RESULTS MAY FLUCTUATE, RESULTING IN FLUCTUATIONS IN THE PRICE OF OUR COMMON STOCK.

     As our business develops and expands, we may experience significant quarterly fluctuations in our results of operations. Because of these fluctuations, comparisons of our operating results from period to period are not necessarily meaningful and should not be relied upon as an indicator of future performance. We expect to continue to experience significant fluctuations in our quarterly and annual results of operations due to a variety of factors, many of which are outside our control. These factors include:

     - demand for and market acceptance of our services;

     - introductions of products or services or enhancements by us and our competitors;

     - the mix of services we sell;

     - customer retention;

     - the timing and success of our advertising and marketing efforts and service introductions and the timing and success of the marketing efforts and service introductions of our resellers;

     - the timing and magnitude of capital expenditures, including construction costs relating to the expansion of operations;

     - increased competition in the web hosting and applications hosting markets;

     - changes in our pricing policies and the pricing policies of our competitors;

     - gains or losses of key strategic relationships; and

     - other general and industry-specific economic factors.


     In addition, a relatively large portion of our expenses is fixed in the short-term, and therefore our results of operations are particularly sensitive to fluctuations in revenues. Also, if we were unable to continue using third-party products in our services offerings, our service development costs could increase significantly.


WE MAY NEED ADDITIONAL CAPITAL TO FUND OUR OPERATIONS AND FINANCE OUR GROWTH, AND WE MAY NOT BE ABLE TO OBTAIN IT ON TERMS ACCEPTABLE TO US OR AT ALL.


     We believe that our existing capital resources, including the anticipated proceeds of this offering plus an additional $28.5 million in proceeds from sales of our common stock to parties with whom we have strategic relationships that will be received at the time of this offering, will enable us to implement our current business plan through at least the end of 2001. However, we may require additional funds during or after that period. Any required financing may not be available or may be available only on terms that are not favorable to us. Further, sales of our equity securities to raise additional funds would dilute the percentage ownership of our shareholders. Any new equity securities may have rights, preferences or privileges senior to those of our common stock. The failure to generate sufficient cash flows or to raise sufficient funds may require us to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities and may make it difficult for us to respond to competitive pressures, any of which could harm our business.


THE INTERNATIONAL MARKET FOR OUR SERVICES IS UNPROVEN, AND AS A RESULT, THE REVENUE GENERATED BY ANY CURRENT OR FUTURE INTERNATIONAL OPERATIONS MAY NOT BE ADEQUATE TO OFFSET THE EXPENSE OF ESTABLISHING AND MAINTAINING THOSE OPERATIONS.


     The international market for web site and applications hosting and management services is unproven, and we may not be able to market, sell and provide our services successfully to small and medium-sized businesses outside the United States. In addition, our particular approach to providing hosting services is unproven in international markets and may not be successful outside the United States. In fiscal 1999, we derived approximately 8% of our revenues from customers located outside the United States, and we are seeking to expand our presence overseas. In April 2000, we opened a sales and support center in Amsterdam as part of our plan to expand our European operations. Our continued success depends in part on expanding our international customer base and successfully operating data centers in foreign markets.



IF WE ARE UNABLE TO EXPAND OUR NETWORK INFRASTRUCTURE TO MEET INCREASING DEMAND, WE COULD LOSE CUSTOMERS AND WE MAY NOT BE ABLE TO SUSTAIN OR INCREASE OUR REVENUES.



     We must continue to expand and adapt our network infrastructure to meet the increase in the number of users and the amount of information they wish to transport and to meet changing customer requirements. The expansion and adaptation of our telecommunications infrastructure will require substantial financial, operational and management resources as we negotiate telecommunications capacity with existing and other network infrastructure suppliers. Significant and rapid expansion of our network due to increased usage will place additional stress upon our network hardware and traffic management systems. The ability of our network to connect and manage a substantially larger number of customers at high transmission speeds is as yet unknown. In addition, our ability to expand our network to its expected customer levels while maintaining superior performance is unknown.

IF WE ARE UNABLE TO CONTINUE TO OBTAIN SUFFICIENT TELECOMMUNICATIONS NETWORK CAPACITY AT REASONABLE COSTS, WE MAY NOT BE ABLE TO PROVIDE OUR SERVICES AT PRICES ACCEPTABLE TO OUR CUSTOMERS, THEREBY REDUCING DEMAND FOR OUR SERVICES.



     Our success will depend upon the capacity, expandability, reliability and security of our network infrastructure, including the capacity leased from our telecommunications network suppliers. Our operating results depend, in part, upon the pricing and availability of telecommunications network capacity from a limited number of providers. If capacity is not available to us as our customers' usage increases, our network may not be able to achieve or maintain sufficiently high data transmission capacity, reliability or performance. In addition, our business would suffer if our network suppliers increased the prices for their services and we were unable to pass along any increased costs to our customers. Any failure on our part or the part of our third-party suppliers to achieve or maintain high data transmission capacity, reliability or performance could significantly reduce customer demand for our services, damage our business reputation and increase our costs.



WE MAY NOT BE ABLE TO DELIVER OUR SERVICES IF OUR THIRD-PARTY SUPPLIERS DO NOT PROVIDE US WITH KEY COMPONENTS OF OUR NETWORK INFRASTRUCTURE ON REASONABLE TERMS OR AT ALL.



     We depend on other companies to supply key components of our network infrastructure. Any failure to obtain needed products or services in a timely fashion or at an acceptable cost could adversely affect our business. We have no guaranteed supply arrangements with our vendors and do not carry significant inventories. In the event of equipment failure, we may not have the necessary hardware or parts on hand and may not be able to obtain them from our suppliers in a timely manner. Our inability or failure to obtain the necessary hardware or parts on a timely basis could result in sustained equipment failure and a loss of revenue due to customer loss or claims for service credits under our service level guarantees. In addition, the inability to obtain equipment or technical services on terms acceptable to us would force us to spend time and money selecting and obtaining new equipment, training our personnel to use different equipment and deploying alternative components needed to integrate the new equipment.



WE DEPEND ON OUR RESELLER SALES CHANNEL TO MARKET AND SELL MANY OF OUR SERVICES. WE DO NOT CONTROL OUR RESELLERS, AND IF WE FAIL TO DEVELOP OR MAINTAIN GOOD RELATIONS WITH RESELLERS, WE MAY NOT ACHIEVE THE GROWTH IN CUSTOMERS AND REVENUES THAT WE EXPECT.



     An element of our strategy for growth is to continue to develop our use of third parties who resell our services. Many of our resellers are web development or web consulting companies that also sell our web hosting services, but that generally do not have established customer bases to which they can market our services. Therefore, in those markets where we do not focus our direct marketing efforts -- mainly international markets -- we are dependent on third parties to stimulate demand for our services. Although we attempt to provide our resellers with incentives such as price discounts on our services that the resellers seek to resell at a profit, the failure of our services to be commercially accepted in some markets, whether as a result of a reseller's performance or otherwise, could cause our current resellers to discontinue their relationships with us, and we may not be successful in establishing additional reseller relationships as needed.



BECAUSE WE OPERATE IN A NEW AND EVOLVING MARKET WITH UNCERTAIN PROSPECTS FOR GROWTH, WE MAY BE UNABLE TO SUSTAIN GROWTH IN OUR CUSTOMER BASE.



     The market for web hosting and applications hosting services for small and medium-sized businesses has only recently begun to develop and is evolving rapidly. Our future growth, if any, will depend upon the willingness of small and medium-sized businesses to outsource web hosting and applications hosting services and our ability to increase our average revenue per customer and our customers' willingness to execute long-term contracts for hosting services. The market for our services may not develop further, our services may not be more widely adopted, and significant numbers of businesses or organizations may not use the Internet for commerce and communication. If this market fails to develop further or develops more slowly than expected, or if our services do not achieve broader market acceptance, we will not be able to grow our customer base.



     In addition, we must be able to differentiate ourselves from our competition through our service offerings and brand recognition in order to attract customers and to grow our average revenue per customer. These activities may be more expensive than we anticipate, and we may not be successful in differentiating ourselves, achieving market acceptance of our services or selling additional services to our existing customer base. We may also experience difficulties that could delay or prevent the successful development, introduction or marketing of these services. If we are unable, for technical or other reasons, to develop and introduce new services or products or enhancements to existing services in a timely manner, or if new services do not achieve market acceptance in a timely manner or at all, it would be difficult for us to attract customers or to grow our average revenue per customer.



WE MAY NOT BE ABLE TO ADAPT TO EVOLVING TECHNOLOGIES AND CUSTOMER DEMANDS.



     In the web and applications hosting industry, service providers must keep pace with evolving technologies in order to offer relevant, sophisticated services on a timely basis to meet rapidly changing customer demands. Our future success will depend, in part, upon our ability to offer services that incorporate leading technologies, address the increasingly sophisticated and varied needs of our current and prospective web and applications hosting customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The market for our services is characterized by rapidly changing and unproven technologies, evolving industry standards, changes in customer needs, emerging competition and frequent new service introductions. To be successful, we must continually improve the performance, features and reliability of our services, including our proprietary technologies, and modifying our business strategies accordingly. We could also incur substantial costs if we need to modify our services or infrastructure in order to adapt to these changes. Technological advances may have the effect of encouraging some of our current or future customers to rely on in-house personnel and equipment to furnish the services that we currently provide.



IF WE ARE UNABLE TO MAINTAIN THE COMPATIBILITY OF OUR SERVICES WITH PRODUCTS OFFERED BY OUR VENDORS, WE COULD LOSE OR FAIL TO ATTRACT CUSTOMERS.



     We believe that our ability to compete successfully also depends upon the continued compatibility of our services with products offered by various vendors. Enhanced or newly developed third-party products may not be compatible with our infrastructure, and such products may not adequately address the needs of our customers. Although we currently intend to support emerging standards, industry standards may not be established, and, even if they are established, we may not be able to conform to these new standards in a timely fashion in order to maintain a competitive position in the market. Our failure to conform to the prevailing standard, or the failure of a common standard to emerge, could cause us to lose customers or fail to attract new customers. In addition, products, services or technologies developed by others could render our services noncompetitive or obsolete.



OUR RECENT GROWTH HAS STRAINED OUR RESOURCES, AND IF WE ARE UNABLE TO MANAGE OUR ANTICIPATED GROWTH, WE MAY NOT BE ABLE TO MAINTAIN THE QUALITY OF OUR SERVICES AND OPERATIONS OR CONTROL OUR COSTS EFFECTIVELY.



     We are currently experiencing a period of rapid expansion of our customer base. In addition, the number of our employees increased from 17 on March 31, 1998 to 471 on May 5, 2000. This growth has placed and, if it continues, will place a significant strain on our financial, management, operational and other resources. In addition, we must manage relationships with a growing number of third parties as we seek to complement our service offerings and increase our indirect sales efforts. Our management, personnel, systems, procedures and controls may not be adequate to support our existing and future operations. Our ability to manage our growth effectively will require us to continue:

     - enhancing management information systems and forecasting procedures;

     - further developing our operating, administrative, financial, billing, and accounting systems and controls;

     - maintaining close coordination among our engineering, accounting, finance, marketing, sales and operations organizations;

     - expanding, training and managing our employee base; and

     - expanding our finance, administrative and operations staff.


     The failure to manage our growth effectively could adversely affect the quality of our services, our business and our financial condition. We may not be able to maintain the quality of our operations, to control our costs and to expand our internal systems in order to support our desired growth.



IF INTERNET USAGE DOES NOT CONTINUE TO INCREASE OR IF THE INTERNET FAILS TO PERFORM RELIABLY, WE MAY NOT BE ABLE TO ATTRACT CUSTOMERS.



     Use of the Internet for retrieving, sharing and transferring information among businesses, consumers, suppliers and partners has recently begun to increase rapidly. The adoption of the Internet for information retrieval and exchange, commerce and communications, particularly by those enterprises that have historically relied upon alternative means of information gathering, commerce and communications, generally requires the adoption of a new medium of conducting business and exchanging information. If the Internet as a commercial or business medium fails to develop further or develops more slowly than expected, we would not be able to grow our customer base as quickly as desired and our customers would be less likely to require more complex, higher revenue services from us.



     As a web and applications hosting company, our success depends in large part on continued growth in the use of the Internet, and our business would be adversely affected if Internet usage does not continue to grow. Internet usage and growth may be inhibited for a number of reasons, such as:


     - inadequate network infrastructure;

     - security concerns;

     - uncertainty of legal and regulatory issues concerning the use of the Internet;

     - inconsistent quality of service;

     - lack of availability of cost-effective, reliable, high-speed service; and

     - failure of Internet use to expand internationally.


     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by this growth, or its performance and reliability may decline. For example, web sites have experienced interruptions in service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays occur frequently, use of the Internet as a commercial or business medium could in the future grow more slowly or decline.



WE COULD EXPERIENCE SYSTEM FAILURES WHICH COULD HARM OUR REPUTATION, CAUSE CUSTOMERS TO SEEK REIMBURSEMENT FOR SERVICES, AND CAUSE CUSTOMERS TO SEEK ANOTHER PROVIDER FOR SERVICES.



     We must be able to operate our network management systems around the clock without interruption. Our operations depend upon our ability to protect our network infrastructure, equipment and customer files against damage from human error, fire, earthquakes, hurricanes, floods, power loss, telecommunications failures, sabotage, intentional acts of vandalism and similar events. Despite precautions we have taken, and plan to take, we do not have a formal disaster recovery plan and the occurrence of a natural disaster or other unanticipated problems at our data centers could result in interruptions in our services. Although we have attempted to build redundancy into our network, our network is currently subject to various points of failure, and a problem with one of our routers (devices that move information from one computer network to another) or switches could cause an interruption in our services to a portion of our customers. In the past we have experienced periodic interruptions in service. In addition, failure of any of our telecommunications providers to provide the data communications capacity we require, as a result of human error, a natural disaster or other operational disruption, could result in interruptions in our services. Any future interruptions could:


     - cause customers or end users to seek damages for losses incurred;

     - require us to replace existing equipment or add redundant facilities;

     - damage our reputation for reliable service;

     - cause existing customers to cancel their contracts; or

     - make it more difficult for us to attract new customers.


     We currently offer to all customers a 99.9% service level warranty. Under this policy, we guarantee that each customer's Web site will be available at least 99.9% of the time in each calendar month for as long as the customer is using our web hosting services. If we were to experience widespread system failures, we could incur significant costs under this warranty.


OUR DATA CENTERS AND NETWORKS MAY BE VULNERABLE TO SECURITY BREACHES.


     A significant barrier to electronic commerce and communications is the need for secure transmission of confidential information over public networks. Some of our services rely on security technology licensed from third parties that provides the encryption and authentication necessary to effect the secure transmission of confidential information. Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional actions and other disruptions could occur. In the past, we have experienced and may in the future experience delays or interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees or others. In addition, inappropriate use of the network by third parties could also potentially jeopardize the security of confidential information, such as credit card and bank account numbers stored in our computer systems. These security problems could result in our liability and could also cause the loss of existing customers and potential customers. In addition, third parties could interfere with the operation of our customers' web sites through intentional attacks including causing an overload of traffic to these web sites.



     Although we intend to continue to implement industry-standard security measures, third parties may be able to overcome any measures that we implement. The costs required to eliminate computer viruses and alleviate other security problems could be prohibitively expensive and the efforts to address such problems could result in interruptions, delays or cessation of service to our customers, and harm our reputation and growth. Concerns over the security of Internet transactions and the privacy of users may also inhibit the growth of the Internet, especially as a means of conducting commercial transactions.


DISRUPTION OF OUR SERVICES CAUSED BY UNKNOWN SOFTWARE DEFECTS COULD HARM OUR BUSINESS AND REPUTATION.

     Our service offerings depend on complex software, including our proprietary software tools and software licensed from third parties. Complex software often contains defects, particularly when first introduced or when new versions are released. We may not discover software defects that affect our new or current services or enhancements until after they are deployed. Although we have not experienced any material software defects to date, it is possible that defects may occur in the software. These defects could cause service interruptions, which could damage our reputation or increase our service costs, cause us to lose revenue, delay market acceptance or divert our development resources.

PROVIDING SERVICES TO CUSTOMERS WITH CRITICAL WEB SITES AND WEB-BASED APPLICATIONS COULD POTENTIALLY EXPOSE US TO LAWSUITS FOR CUSTOMERS' LOST PROFITS OR OTHER DAMAGES.


     Because our web hosting and applications hosting services are critical to many of our customers' businesses, any significant interruption in our services could result in lost profits or other indirect or consequential damages to our customers. Although the standard terms and conditions of our customer contracts disclaim our liability for any such damages, a customer could still bring a lawsuit against us claiming lost profits or other consequential damages as the result of a service interruption or other web site or application problems that the customer may ascribe to us. A court might not enforce any limitations on our liability, and the outcome of any lawsuit would depend on the specific facts of the case and legal and policy considerations even if we believe we would have meritorious defenses to any such claims. In such cases, we could be liable for substantial damage awards. Such damage awards might exceed our liability insurance by unknown but significant amounts, which would seriously harm our business.


WE MAY NOT BE ABLE TO SUCCESSFULLY SUSTAIN OUR GROWTH IF WE ARE UNABLE TO ATTRACT AND RETAIN ADDITIONAL HIGHLY SKILLED PERSONNEL.


     We are currently experiencing rapid growth and intend to continue expanding. Since beginning our operations as a web hosting business in September 1997, we have grown to 471 employees as of May 5, 2000. We believe that we will need to hire approximately 200 additional personnel in all areas of our business over the next 12 months. Our future success will also depend on our ability to attract, train, retain and motivate highly qualified technical, marketing, sales and management personnel. Competition for qualified personnel among Internet-related businesses is intense, and we may not be able to attract and retain key personnel.



IF OUR MANAGEMENT TEAM, WHICH HAS WORKED TOGETHER FOR ONLY A BRIEF TIME, IS UNABLE TO WORK TOGETHER EFFECTIVELY, WE MAY NOT BE ABLE TO IMPLEMENT OUR PLANS SUCCESSFULLY.



     We have recently hired key employees and officers, including our Executive Vice President -- Operations, Chief Financial Officer, Senior Vice
President -- Sales, Marketing and Business Development, General Counsel, and Chief Technical Officer. As a result, our management team has worked together for only a brief time. Our success depends in significant part upon the continued services of our senior management personnel. Any of our officers or employees can terminate his or her relationship with us at any time. We currently have employment agreements with only our most senior management personnel and we carry key-man life insurance only for our President and Chief Executive Officer.



IMPAIRMENT OF OUR INTELLECTUAL PROPERTY RIGHTS COULD NEGATIVELY AFFECT THE REPUTATION OF OUR BRAND OR COULD ALLOW COMPETITORS TO MINIMIZE ANY ADVANTAGE THAT OUR PROPRIETARY TECHNOLOGY GIVES US.



     We rely on a combination of copyright, trademark, service mark and trade secret laws and contractual restrictions to establish and protect proprietary rights in our services, particularly including the name "Interland" and our proprietary customer management system. We have filed trademark registration applications in the U.S. that, even if granted, may not fully protect our ability to use these trademarks in all areas of the U.S. In addition, we have spent and expect to continue to invest significant amounts to build brand recognition of our name, and the return on this significant marketing investment could be lost if we were to lose or be restricted in the use of the Interland name to market our services. Third parties may object to our use of some of our trademarks, service marks, trade names, slogans or other devices, which could require that those indicia be changed or altered. At this point, we have no patented technology that would preclude or inhibit competitors from entering our market. While we contemplate that we will file several patent applications on particular aspects of our technology, we cannot be sure that we will receive any patents. We have entered into confidentiality and other agreements with our employees and contractors, including agreements in which they assign their rights in inventions to us. We have also entered into nondisclosure agreements with our suppliers, distributors and some of customers in order to limit access to and disclosure of our proprietary information. These contractual arrangements or the other steps we have taken to protect our intellectual property may not prove sufficient to prevent misappropriation of our technology or to deter independent third-party development of similar technologies. The laws of some foreign countries may not protect our services or intellectual property rights to the same extent as do the laws of the United States. For example, there may be potential conflicts with the use of our name in other countries. We do not know what the impact of being unable to use our name in other countries may be, although this inability may cause us to incur significant additional expenses to build brand recognition in those countries.



     We also rely on several technologies that we license from third parties. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of the ability to use such technology could require us to obtain the rights to use substitute technology, which could be more expensive or offer lower quality or performance.


WE MAY BE ACCUSED OF INFRINGING THE PROPRIETARY RIGHTS OF OTHERS, WHICH COULD SUBJECT US TO COSTLY AND TIME CONSUMING LITIGATION.


     In addition to the technologies we develop or have developed, we license technologies from third parties and may license additional technologies in the future. To date, we have not been notified that our services infringe on the proprietary rights of any third parties, but third parties could claim infringement by us with respect to current or future services. We expect that participants in our markets will be increasingly subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause service installation delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on terms acceptable to us or at all. In addition, third parties may change the terms of their license agreements in ways that would prevent us from using technologies licensed from them on commercially reasonable terms or that would prevent us from using them at all. We may not be able to replace those technologies with technologies that have the same features or functions on commercially reasonable terms or at all.


WE COULD FACE LIABILITY FOR INFORMATION DISSEMINATED THROUGH OUR NETWORK.


     The law relating to the liability of on-line services companies for information carried on or disseminated through their networks is currently unsettled. Claims could be made against on-line services companies under both United States and foreign law for defamation, negligence or copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon other entities are currently pending against other companies. In addition, we may become subject to proposed legislation that would impose liability for or prohibit the transmission over the Internet of some types of information. Other countries may also enact legislation or take action that could impose liability on us or cause us not to be able to operate in those countries. The imposition upon us and other on-line services of potential liability for information carried on or disseminated through our systems could require us to implement measures to reduce our exposure to such liability, which may require us to expend substantial resources, or to discontinue service offerings. The increased attention focused upon liability issues as a result of these lawsuits and legislative proposals also could affect the growth of Internet use.


OUR BUSINESS MAY BE IMPACTED BY GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES.


     We are not currently subject to direct federal, state or local government regulation, other than regulations that apply to businesses generally. Only a small body of laws and regulations currently applies specifically to access to, or commerce on, the Internet. Due to the increasing popularity and use of the Internet, however, laws and regulations with respect to the Internet may be adopted at federal, state and local levels, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. We cannot fully predict the nature of future legislation and the manner in which government authorities may interpret and enforce. As a result, we and our customers could be subject to potential liability under future legislation which in turn could have a material adverse effect on our business, results of operations and financial condition. For example, if legislation that makes transacting business over the Internet, such as e-commerce, less favorable or otherwise curtails the growth of the Internet is adopted in the U.S. or internationally, our business would suffer. The adoption of any such laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services or increase the cost of doing business or in some other manner harm our business.


     In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. These laws generally pre-date the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect our business, results of operations and financial condition. In addition, because our services are available over the Internet virtually worldwide, and because we facilitate sales by our customers to end users located in multiple states and foreign countries, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state or that we have a permanent establishment in each such foreign country.



WE FACE RISKS INHERENT IN DOING BUSINESS IN INTERNATIONAL MARKETS THAT COULD ADVERSELY AFFECT THE SUCCESS OF OUR INTERNATIONAL OPERATIONS.



     Although we have historically derived a portion of our revenues from foreign sales, we have just recently commenced business in our first foreign location and must now deal more directly with the risks inherent in doing business in international markets. These risks include different regulatory requirements, trade barriers, challenges in staffing and managing foreign operations, currency risk, different tax structures which may adversely impact earnings, and foreign political and economic instability, any of which could adversely affect the success of our international operations. We also expect that many of the costs of staffing and managing our international operations will be greater than for comparable U.S. based operations, including higher employee costs, longer accounts receivable collection periods and greater difficulty in collecting accounts receivable.



     In addition, as a web and applications hosting company, we face challenges in offering these services to customers in foreign markets that can differ significantly from the challenges we face in the United States, such as:


     - different Internet access fees;

     - different technology standards;


     - different privacy, censorship and service provider liability standards and regulations; and



     - less protective intellectual property laws.



     Any of these risks could adversely affect our ability to operate or expand internationally, which would limit the growth of our business. In addition, we could suffer significant operating losses if the revenue generated by our current sales and support center or any future international data center or other operations is not adequate to offset the expense of establishing and maintaining those international operations.



WE HAVE BROAD DISCRETION IN THE USE OF THE NET PROCEEDS FROM THIS OFFERING AND IF WE FAIL TO USE THE NET PROCEEDS EFFECTIVELY, WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO GROW OUR BUSINESS AND REVENUES.


     As of the date of this prospectus, we cannot specify with certainty the particular uses for the net proceeds we will receive from this offering. We currently intend to apply the net proceeds from the offering as described under "Use of Proceeds" in this prospectus, but our management will have broad discretion in the application of the net proceeds. If our management fails to apply these funds effectively, we may not be successful in our efforts to grow our business and revenues.


OUR PRINCIPAL SHAREHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS WILL OWN APPROXIMATELY 73% OF OUR COMMON STOCK, WHICH MAY ALLOW THEM TO EXERT INFLUENCE OVER US OR TO PREVENT A CHANGE OF CONTROL.



     After this offering our shareholders who currently own over 5% of our common stock, our directors and our executive officers will beneficially own approximately 73% of our outstanding common stock. These shareholders will be able to exercise significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also delay or prevent a change in control of us even if beneficial to our shareholders.


SOME PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS MAY DISCOURAGE TAKEOVERS THAT YOU MAY BELIEVE ARE IN YOUR INTEREST.

     Our articles of incorporation and bylaws contain some provisions that may delay, discourage or prevent an attempted acquisition or change in control. Our articles and bylaws establish:


     - the authority of the board of directors to issue series of preferred stock with special powers, preferences and rights without shareholder approval;



     - the authority of the board of directors to consider constituencies other than the shareholders -- including employees, customers, suppliers and the community -- in making decisions, including decisions regarding control of Interland;


     - the right of the board of directors to alter our bylaws without prior shareholder approval; and

     - the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors.


In addition, our bylaws establish three classes of directors to serve three year staggered terms. These provisions of our articles of incorporation and bylaws could discourage tender offers or other transactions that might otherwise result in your receiving a premium over the market price for your common stock. See "Description of Capital Stock" in this prospectus for more information about our articles of incorporation and bylaws.



     Before the completion of this offering, we intend to adopt a shareholder rights plan. This plan will entitle our shareholders to acquire additional
shares of our preferred stock when a third party acquires      % of our common
stock or commences or announces its intent to commence a tender offer for at
least      % of our common stock. This plan could delay, deter, or prevent a change of control.


YOU WILL SUFFER IMMEDIATE AND SUBSTANTIAL DILUTION.


     The initial public offering price of our common stock is substantially higher than the net tangible book value of our common stock. Therefore, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $10.62 in the net tangible book value per share of common stock from the assumed initial public offering price of $13.00 per share. We have agreed to sell Microsoft and Network Solutions shares of our common stock at a price that is the lesser of $13.00 or the actual price to the public of common stock sold in this offering. This price could be less than the price you pay and you may suffer additional dilution. You will also experience additional dilution upon the exercise of outstanding stock options and warrants at prices below the initial public offering price.

               , OR      %, OF OUR TOTAL OUTSTANDING SHARES ARE RESTRICTED FROM
IMMEDIATE RESALE BUT MAY BE SOLD INTO THE MARKET IN THE NEAR FUTURE, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.


     After this offering is completed, there will be 46,432,542 issued and outstanding shares of our common stock, assuming no exercise of the underwriters' over-allotment option. All of the shares of our common stock sold in this offering will be freely tradable unless purchased by our "affiliates." In connection with this offering, our officers, directors and some of our
shareholders who together own approximately                shares of our common
stock agreed to refrain from selling any shares of our common stock for a period of 180 days after the date of this prospectus. However, these restrictions may be waived in some circumstances. The market price of our common stock could drop due to sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of our common stock.



THE RELIABILITY OF MARKET DATA INCLUDED IN THIS PROSPECTUS IS UNCERTAIN. WE HAVE NOT INDEPENDENTLY VERIFIED THIS DATA, AND IF IT IS INACCURATE THE GROWTH POTENTIAL OF OUR BUSINESS AND MARKETS MAY BE LESS THAN ANTICIPATED.



     Since we operate in a new and rapidly changing market, we have included market data from industry publications. The reliability of these data cannot be assured. Market data used throughout this prospectus were obtained from internal company surveys and industry publications. Industry publications generally state that the information contained in these publications has been obtained from sources believed to be reliable, but that its accuracy and completeness is not guaranteed. Although we believe market data used in this prospectus to be reliable, it has not been independently verified. Similarly, internal company surveys, which we believe to be reliable, have not been verified by any independent sources.


                           FORWARD-LOOKING STATEMENTS


     This prospectus contains statements about future events and expectations which we refer to as forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include those discussed in "Risk Factors" and in other sections of this prospectus. The words believe, may, will, should, anticipate, estimate, expect, intend, objective, seek, strive or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.

                                USE OF PROCEEDS


     We estimate that our net proceeds from the sale of our common stock in this offering will be approximately $59.3 million, based on an assumed initial public offering price of $13.00 per share, after deducting the estimated underwriting discount and our estimated offering expenses. If the underwriters' exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $68.4 million.


     We expect to use the net proceeds from this offering as follows:


          - approximately $30.0 million over the next two years to enhance and expand our network infrastructure and for other capital expenditures;



          - approximately $20.0 million over the next two years, to build our brand through marketing and advertising both domestically and internationally; and



          - to fund operating losses, working capital requirements and general corporate purposes.



     The actual amounts of proceeds used for these purposes may differ significantly from the above estimates. Our management will retain broad discretion in the allocation of the net proceeds of this offering. Although we may use a portion of the net proceeds to pursue possible acquisitions or strategic investments in complementary businesses, technologies or products in the future, there are no current plans, agreements or commitments with respect to any acquisitions or investments of this type. Until we use the proceeds of this offering for the above purposes, we intend to invest the funds in short-term, investment grade, interest-bearing securities.


                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in our foreseeable future.

                                 CAPITALIZATION


     The following table shows our capitalization as of March 31, 2000:


     - on an actual basis;


     - on a pro forma basis to reflect the conversion upon the completion of this offering of all convertible preferred stock outstanding at March 31, 2000 into 13,137,083 shares of common stock; and



     - on a pro forma, as adjusted basis to reflect the sale of 1,199,999 shares of our preferred stock to Bell Atlantic (and the subsequent conversion to common stock upon the completion of this offering), the accrual of preferred stock dividends, the sale of 576,923, 461,538 and 1,153,846 shares of our common stock at an assumed price of $13.00 per share to Microsoft, Network Solutions and Bell Atlantic, respectively, at the time of this offering, the $1.5 million payment in cash of related dividends, the grant of warrants to purchase up to 778,845 shares of common stock that will be issued to Microsoft and Network Solutions at the time of this offering, the exercise on April 14, 2000 of an option to purchase 540,000 shares of our common stock and the sale of 5,000,000 shares of our common stock we are offering under this prospectus at an assumed initial offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses that we will pay.



     You should read the following capitalization data together with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the financial statements and accompanying notes and the other financial data included elsewhere in this prospectus.



                                                                        MARCH 31, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
Cash and cash equivalents...................................  $ 18,939   $ 18,939     $116,732
                                                              ========   ========     ========
Long-term capital lease obligation..........................  $  2,935   $  2,935     $  2,935
                                                              --------   --------     --------
Shareholders' equity:
  Preferred stock; no par value, 25,000,000 shares
     authorized; 13,137,083 shares issued and outstanding,
     actual; no shares issued and outstanding, pro forma and
     pro forma, as adjusted.................................    40,630         --           --
  Common stock; no par value, 100,000,000 shares authorized,
     24,363,153 shares issued and outstanding, actual;
     37,500,236 shares issued and outstanding, pro forma;
     and 46,432,542 shares issued and outstanding, pro
     forma, as adjusted.....................................     7,022     47,652      146,962
  Warrants..................................................     5,242      5,242       11,285
  Deferred product development costs(1).....................    (2,026)    (2,026)      (5,383)
  Deferred marketing costs(1)...............................    (4,603)    (4,603)      (7,289)
  Deferred compensation.....................................    (4,568)    (4,568)      (4,568)
  Accumulated deficit.......................................   (30,026)   (30,026)     (30,596)
                                                              --------   --------     --------
     Total shareholders' equity.............................    11,671     11,671      110,411
                                                              --------   --------     --------
          Total capitalization..............................  $ 14,606   $ 14,606     $113,346
                                                              ========   ========     ========


---------------

(1) These amounts relate to the value of equity securities issued to Microsoft and Network Solutions. For further discussion see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION


     As of March 31, 2000, our net tangible book value was approximately $11.7 million or $0.48 per share of outstanding common stock. Our pro forma net tangible book value as of March 31, 2000 was $11.7 million, or $0.31 per share of outstanding common stock, after giving effect to the conversion upon completion of this offering of all convertible preferred stock outstanding at March 31, 2000 into common stock. The pro forma net tangible book value per share represents our total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding on a pro forma basis before this offering. Net tangible book value has also been adjusted to reflect the adjustments shown in the pro forma as adjusted column under "Capitalization," which includes the effect of the sale of 1,199,999 shares of our preferred stock to Bell Atlantic (and the subsequent conversion to common stock upon the completion of this offering), the accrual of preferred stock dividends, the sale of 576,923, 461,538 and 1,153,846 shares of our common stock at an assumed price of $13.00 per share to Microsoft, Network Solutions and Bell Atlantic, respectively at the time of this offering, the $1.5 million payment in cash of related dividends, the grant of warrants to purchase up to 778,845 shares of common stock that will be issued to Microsoft and Network Solutions at the time of this offering, the exercise on April 14, 2000 of an option to purchase 540,000 shares of our common stock and the sale of 5,000,000 shares of our common stock we are offering under this prospectus at an assumed initial offering price of $13.00 per share, after deducting underwriting discount and estimated offering expenses that will pay. Dilution per share represents the difference between the amount per share paid by investors in this offering and the pro forma as adjusted net tangible book value per share after this offering. After giving effect to this offering, our adjusted pro forma as adjusted net tangible book value as of March 31, 2000 would have been $100.4 million, or $2.38 per share. This represents an immediate increase in net tangible book value of $2.07 per share to existing shareholders and an immediate dilution in net tangible book value of $10.62 per share to new investors purchasing shares at an assumed initial public offering price. The following table illustrates the per share dilution:



Assumed initial public offering price per share.............           $13.00
  Net tangible book value per share at March 31, 2000.......  $ 0.48
  Change in net tangible book value due to pro forma
     conversion of preferred stock..........................   (0.17)
  Change in net tangible book value due to other
     adjustments............................................    2.07
                                                              ------
Pro forma as adjusted net tangible book value per share
  after this offering.......................................             2.38
                                                                       ------
Dilution per share to new investors.........................           $10.62
                                                                       ======



     The following table summarizes, on a pro forma, as adjusted basis as of May 10, 2000, the difference between existing shareholders and new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price per share paid. These amounts do not include estimated underwriting discount and offering expenses that we will pay. The table assumes that the initial public offering price will be $13.00 per share.



                                            SHARES PURCHASED       TOTAL CONSIDERATION       AVERAGE
                                          --------------------    ----------------------      PRICE
                                            NUMBER     PERCENT       AMOUNT      PERCENT    PER SHARE
                                          ----------   -------    ------------   -------    ---------
Existing shareholders...................  41,432,542    89.2%     $ 87,652,000     57.4%     $ 2.12
New investors...........................   5,000,000    10.8        65,000,000     42.6      $13.00
                                          ----------    ----      ------------    -----
          Total.........................  46,432,542     100%     $152,652,000      100%
                                          ==========    ====      ============    =====



     The foregoing table assumes no exercise of stock options or warrants. As of May 10, 2000, there were options outstanding to purchase 5,241,996 shares of common stock at a weighted exercise price of $4.16 per share, and warrants to purchase up to 1,317,413 shares of our common stock at a weighted average exercise price of $6.27 per share. We have also agreed to grant additional warrants to Microsoft and Network Solutions at the time of this offering. To the extent outstanding options and warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA


     The following table shows our selected financial data for the period from inception (September 18, 1997) to December 31, 1997, for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000. We have derived the financial data for the period from inception (September 18, 1997) to December 31, 1997 and for the years ended December 31, 1998 and 1999 from our audited financial statements, which Arthur Andersen LLP, independent public accountants has audited. We have derived the financial data for the three months ended March 31, 1999 and March 31, 2000 from our unaudited financial statements. In our opinion, this data includes all adjustments consisting of only normal and recurring adjustments necessary for a fair presentation of the information. The financial data may not necessarily be indicative of our results to be expected for the year ended December 31, 2000.



     You should read the following selected financial data together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and accompanying notes and the other financial data included elsewhere in this prospectus. The following data is in thousands, except per share, share, web site, customer and average monthly revenue per customer data.



                                        FOR THE PERIOD FROM
                                             INCEPTION                                         THREE MONTHS ENDED
                                          (SEPTEMBER 18,       YEAR ENDED     YEAR ENDED    -------------------------
                                             1997) TO         DECEMBER 31,   DECEMBER 31,    MARCH 31,     MARCH 31,
                                         DECEMBER 31, 1997        1998           1999          1999          2000
                                        -------------------   ------------   ------------   -----------   -----------
STATEMENT OF OPERATIONS DATA:
Revenues..............................      $         5       $     1,387    $     9,121    $     1,009   $     6,268
Operating expenses....................             (119)           (3,708)       (25,891)        (2,434)      (17,308)
                                            -----------       -----------    -----------    -----------   -----------
Operating loss........................             (114)           (2,321)       (16,770)        (1,425)      (11,040)
Interest income (expense), net........               --               (18)           (14)           (11)          251
                                            -----------       -----------    -----------    -----------   -----------
Net loss..............................             (114)           (2,339)       (16,784)   $    (1,436)  $   (10,789)
Preferred stock beneficial conversion
  and dividends.......................               --                --         (9,559)(1)          --         (586)
                                            -----------       -----------    -----------    -----------   -----------
Net loss applicable to common
  shareholders........................      $      (114)      $    (2,339)   $   (26,343)   $    (1,436)  $   (11,375)
                                            ===========       ===========    ===========    ===========   ===========
Basic and diluted net loss per common
  share...............................      $     (0.01)      $     (0.13)   $     (1.23)   $     (0.07)  $     (0.48)
                                            ===========       ===========    ===========    ===========   ===========
Shares used in computing net loss per
  share...............................       17,631,191        18,316,449     21,461,161     19,654,296    23,936,350
OTHER DATA:
EBITDA(2).............................      $      (114)      $    (2,206)   $   (12,221)   $    (1,213)  $    (9,048)
Net cash used in operating
  activities..........................             (110)              (30)        (2,397)           (54)       (2,645)
Net cash used in investing
  activities..........................               (2)           (1,102)        (8,752)          (682)       (7,785)
Net cash provided by financing
  activities..........................              139             1,811         34,953            966         4,859
Number of web sites...................                0            10,611         45,731         16,658        61,442
Number of customers...................                0             6,746         27,173         10,186        36,469
Average monthly revenue per
  customer............................      $         0       $     34.26    $     45.49    $     39.73   $     65.66


---------------
(1) This amount consists of approximately $9.4 million associated with the beneficial conversion feature of our preferred stock into common stock and approximately $150,000 in an accrued preferred stock dividend. The beneficial conversion is a result of the difference between the initial purchase price paid by the preferred stock holders and actual conversion price of the preferred stock into common stock.


(2) Earnings before interest, taxes, depreciation and amortization, or EBITDA, consists of net loss excluding interest income (expense), net, depreciation and amortization, non-cash stock compensation expense and non-cash operating expenses incurred as a result of the issuance of equity securities to third parties in the total amount of $3.6 million, $101,000 and $1.4 million for the year ended December 31, 1999, and the three months ended March 31, 1999 and 2000, respectively. EBITDA does not represent funds available for management's discretionary use and is not intended to represent cash flow from operations as measured under generally accepted accounting principles. EBITDA should not be considered as an alternative to net loss or net cash used in operating activities, but may be useful to investors as an indication of operating performance. Our calculations of EBITDA may not be consistent with similarly titled calculations used by other companies.

     The following balance sheet data is presented:


     - on a pro forma basis to reflect the conversion upon the completion of this offering of all convertible preferred stock outstanding at March 31, 2000 into 13,137,083 shares of common stock; and



     - on a pro forma as adjusted basis to reflect the sale of 1,199,999 shares of our Series A Preferred Stock to Bell Atlantic (and subsequent conversion to common stock upon completion of this offering), the accrual of preferred stock dividends, the sale of 576,923, 461,538 and 1,153,846 shares of our common stock at an assumed offering price of $13.00 per share to Microsoft, Network Solutions and Bell Atlantic, respectively at the time of this offering, the $1.5 million payment in cash of related dividends, the grant of warrants to purchase up to 778,845 shares of common stock that will be issued to Microsoft and Network Solutions at the time of this offering, the exercise on April 14, 2000 of an option to purchase 540,000 shares of our common stock, and the sale of 5,000,000 shares of our common stock we are offering under this prospectus, at an assumed initial offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses that we will pay.



                                            DECEMBER 31,   DECEMBER 31,
                                                1997           1998                MARCH 31, 2000
                                            ------------   ------------   ---------------------------------
                                                                                                 PRO FORMA
                                               ACTUAL         ACTUAL      ACTUAL    PRO FORMA   AS ADJUSTED
                                            ------------   ------------   -------   ---------   -----------
                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.................      $28          $   706      $18,939    $18,939     $116,732
Total assets..............................       30            1,781       42,717     42,717      140,510
Working capital...........................       24           (1,627)       1,555      1,555      100,295
Total long-term liabilities...............       --              350        4,994      4,994        4,994
Preferred stock...........................       --               --       40,630         --           --
Other stockholders' equity................       26             (938)     (28,959)    11,671      110,411

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with the financial statements and the accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in those forward-looking statements as a result of certain factors, including, but not limited to, those described under and included in other portions of the prospectus.

OVERVIEW


     We provide a broad range of web hosting and applications hosting and other related web-based business solutions specifically designed to meet the needs of small and medium-sized businesses. Our business is rapidly evolving and we have limited operating history. As a result, we believe that period-to-period comparisons of our revenue and operating results, including our cost of revenue and other operating expenses as a percentage of total revenue, are not meaningful and should not be relied upon as indicators of future performance. We do not believe that our historical growth rates are indicative of future results. See "Risk Factors" beginning on page 7 for a discussion of risks related to buying shares of our common stock.



     Currently, we derive a substantial majority of our revenues from shared and dedicated hosting services. We also derive revenue from applications hosting and consulting services. Our strategy is to grow our customer base and revenues by marketing value-added services to small and medium-sized businesses. We expect that our number of customer accounts will grow rapidly, and that the revenue from the sale of higher margin services, such as dedicated hosting, applications hosting and consulting services, will increase more rapidly than our base shared hosting revenue. Currently, most of our hosting revenues are generated from recurring monthly fees. The remainder is derived from one-time-set-up fees for installation. We currently sell our services under agreements having terms of three months to two years. Most of our customer agreements may be canceled within the first thirty days. We receive payment in advance typically for the full contract amount by direct charges to credit or debit cards. We recognize all revenues, including set-up fees, ratably over the term of the contract.


     Our expenses consist of:


          - Cost of revenue, which is mainly comprised of compensation and related expenses for technical operations, internet connectivity and other related telecommunications expense, lease expense in particular related to our data centers, and depreciation of equipment;



          - Sales and marketing, which is mainly comprised of compensation costs and costs associated with marketing our products and services. Compensation costs include salaries and related benefits, commissions and bonuses. Our marketing expenses include the costs of direct mail, advertising and other mass market programs; and



          - General and administrative, which is mainly comprised of compensation and related expenses, occupancy costs, and non-cash stock compensation expense, which relates to stock and options granted before March 31, 2000 at exercise prices less than the fair market value of our common stock at the time of grant.



     We have incurred significant losses and experienced negative cash flow from operations since our inception and, as of March 31, 2000, had an accumulated deficit of approximately $30.0 million. We intend to invest heavily in sales and marketing, the continued development of our network infrastructure and technology, and the expansion of our international operations. We expect to expand our operations and workforce, including our network operations, technical support, sales, marketing and administrative resources. We expect to continue to incur substantial losses for the foreseeable future. Our ability to achieve profitability and positive cash flow from operations will be dependent upon our ability to grow our revenues substantially and achieve operating efficiencies.

RESULTS OF OPERATIONS


     The following table shows percentage of revenue data for the years ended December 31, 1998 and 1999 and for the three months ended March 31, 1999 and 2000.



                                                                   % OF REVENUES
                                      -----------------------------------------------------------------------
                                                   YEAR ENDED                       THREE MONTHS ENDED
                                      -------------------------------------   -------------------------------
                                      DECEMBER 31, 1998   DECEMBER 31, 1999   MARCH 31, 1999   MARCH 31, 2000
                                      -----------------   -----------------   --------------   --------------
Revenues............................        100.0%              100.0%             100.0%           100.0%
Operating expenses:
  Cost of revenue...................         79.0                86.6               85.3            106.6
  Sales and marketing...............        130.0                86.6               88.8             89.0
  General and administrative........         58.3               110.7               67.1             80.5
                                           ------              ------             ------           ------
Operating loss......................       (167.3)             (183.9)            (141.2)          (176.1)
  Interest income...................          0.1                 2.3                 .7              5.6
  Interest expense..................         (1.4)               (2.4)              (1.8)            (1.6)
                                           ------              ------             ------           ------
          Net loss..................       (168.6)%            (184.0)%           (142.3)%         (172.1)%
                                           ======              ======             ======           ======



COMPARISON OF THE THREE MONTHS ENDED MARCH 31, 1999 AND 2000



  Revenues



     Our revenues increased $5.3 million, or 521%, to $6.3 million during the three months ended March 31, 2000 from $1.0 million during the three months ended March 31, 1999. This increase was due mainly to the growth of our business and number of customers served.



  Cost of revenue



     Our cost of revenue increased $5.8 million to $6.7 million, or 106.6% of revenue, during the three months ended March 31, 2000 from $861,000, or 85.3% of revenue during the three months ended March 31, 1999, due to the growth of our business and related expenses, including $1.8 million in increased salary expense related to data center and customer support personnel, non-cash expense of $810,000, increased telecommunication and internet connection costs of $612,000, increased depreciation expense of $302,000, increased lease expense of $582,000, and increased license fee payments of $850,000. The non-cash expense largely relates to deferred expenses associated with our strategic relationships with Microsoft and Network Solutions. We expect our cost of revenue to continue to increase as our overall business expands.



  Sales and marketing



     Sales and marketing expenses increased $4.7 million to $5.6 million, or 89.0% of revenues, during the three months ended March 31, 2000 from $896,000, or 88.8% of revenues, during the three months ended March 31, 1999. This increase was due mainly to a $757,000 increase in salary expense from a higher number of sales personnel and a $3.9 million increase in advertising expense. We intend to significantly increase our sales and marketing expenditures in 2000.



 General and administrative



     General and administrative expense increased $4.4 million to $5.0 million, or 80.5% of revenue, during the three months ended March 31, 2000 from $677,000, or 67.1% of revenue, for the three months ended March 31, 1999. The main factors contributing to this increase include an increase in salary expense of $1.6 million, a $238,000 increase in travel expenses, a $494,000 increase in non-cash compensation charges and increased consulting and professional fees. The non-cash charges largely relate to amortization of deferred compensation arising from stock options granted to employees and consultants. We expect to significantly increase our general and administrative expenditures in the future to support a higher level of operations.



     We recorded non-cash stock compensation expense of $596,000 during the three months ended March 31, 2000 in connection with the grant of stock options to employees. This amount relates to the difference between the fair market value of our common stock (as calculated consistent with applicable accounting principles) and the exercise price of the options granted on the dates the options were granted. During the three months ended March 31, 2000 we granted options to purchase 1,544,940 shares of our common stock to employees at exercise prices ranging from $5.37 to $8.33 per share. We recorded deferred compensation expense of approximately $4.2 million to additional paid in capital, which will be amortized over the vesting period of the options, which is generally three years. Upon completion of this offering, 241,120 of these options will vest immediately. As a result, we expect to recognize non-cash stock compensation expense of $1.4 million, $1.0 million, $1.1 million and $720,000, in the years ending December 31, 2000, 2001, 2002 and 2003, respectively.



  Interest income (expense), net



     Interest income (expense), net consists primarily of interest income on our cash balances and interest expense on our capital lease obligations. Interest earned on our cash and cash equivalents increased $343,000 to $350,000 during the three months ended March 31, 2000 from $7,000 during the three months ended March 31, 1999. This increase was primarily due to the closing of private placements of equity securities in December 1999, which resulted in higher cash balances available for investment. During the three months ended March 31, 2000 we incurred interest expense in the amount of $99,000 on capital lease obligations.



  Income taxes



     No provision for federal income taxes has been recorded as we have incurred net operating losses from inception through March 31, 2000. We have recorded a valuation reserve for all our net deferred tax benefit in the three month periods ended March 31, 2000 and 1999 due to uncertainty that we will generate sufficient taxable income during the carry forward period to realize the benefit of our net deferred tax asset.



  Net Loss



     Our net loss increased $9.4 million to $10.8 million during the three months ended March 31, 2000 from $1.4 million during the three months ended March 31, 1999. Our net loss increased mainly as a result of increased cost of revenues, sales and marketing, and general and administrative expense. These increases were partially offset by an increase in revenue of $5.3 million to $6.3 million during the three months ended March 31, 2000 from $1.0 million during the three months ended March 31, 1999.



COMPARISON OF THE YEARS ENDED DECEMBER 31, 1998 AND 1999


  Revenues


     Our revenues increased $7.7 million, or 557.6%, to $9.1 million during 1999 from $1.4 million during 1998. This increase was mainly due to the growth of our business and number of customers served. The number of customer accounts increased from 10,611 at December 31, 1998 to 45,731 at December 31, 1999. Approximately 42% of our fiscal 1999 revenue was recognized in the fourth quarter.


  Cost of revenue


     Our cost of revenue increased $6.8 million to $7.9 million, or 86.6% of revenue, during 1999 from $1.1 million, or 79.0% of revenue during 1998, due to the growth of our business and related expenses, including increased salary costs of $3.2 million related to additional systems and customer support personnel, increased telecommunication and Internet connection costs of $1.3 million, higher depreciation and lease expense of $1.2 million and increased license fee payments of $655,000. We expect our cost of revenue to continue to increase as we increase capacity to meet customer demand. We anticipate, however, that these costs will decline as a percentage of revenues as we expand our facilities and achieve a more cost-effective scale of operations.

  Sales and marketing


     Sales and marketing expenses increased $6.1 million to $7.9 million, or 86.6% of revenues, during 1999 from $1.8 million, or 130.0% of revenues during 1998. This increase was largely due to a $1.8 million increase in salary expense due to an increase in the number of sales personnel at higher compensation levels and increased placement of advertising of $4.0 million. We intend to significantly increase our sales and marketing expenditures in 2000.


  General and administrative


     General and administrative expense increased $9.3 million to $10.1 million, or 110.7% of revenue, during 1999 from $809,000, or 58.3% of revenue, during 1998. This increase was mostly due to increased salary expense of $2.0 million, increased professional fees of $401,000 and travel costs of $419,000, as well as severance expense of $660,000 related to the termination of an officer.



     We also recorded non-cash deferred stock compensation expense in 1999 of $4.5 million in connection with the grant of stock options and issuance of common stock to consultants and employees. In the case of stock option grants, this amount represents the difference between the fair market value of our common stock (as calculated consistent with applicable accounting principles) and the exercise price of the options granted on the dates the options were granted. In those cases where common stock was issued, this amount represents the fair market value of our common stock on the date of issuance as determined by our board of directors. This amount is included as a reduction of shareholders' equity and is being amortized ratably over the vesting period. For the year ended December 31, 1999 we recorded $3.6 million in non-cash stock compensation expense, as general and administrative expense, leaving $954,000 to be recognized over the remaining vesting periods of the stock options.



     There were no stock based compensation awards before 1999 and accordingly there was no non-cash stock compensation expense in 1998. We expect to significantly increase our general and administrative expenditures in the future to support anticipated higher levels of operations.



  Interest income (expense), net



     Interest expense, net consists of interest income on our cash balances less interest expense on our capital lease obligations. Interest earned on our cash and cash equivalents increased $204,000 to $206,000 during 1999 from $2,000 during 1998. This increase was mainly due to the closing of private placements of preferred stock in December 1999, which resulted in higher cash balances available for investment. During the year ended December 31, 1999 we incurred interest expense of $220,000, compared to $20,000 in 1998.


  Income taxes


     No provision for federal income taxes has been recorded as we have incurred net operating losses from inception through December 31, 1999. As of December 31, 1999, we had approximately $19.8 million of federal net operating loss carry-forwards available to offset future taxable income which expire in varying amounts beginning in 2013. We have recorded a valuation reserve for all our net deferred tax benefit for the period ended December 31, 1999 due to uncertainty that we will generate sufficient taxable income during the carry-forward period to realize the benefit of our net deferred tax asset.


  Net Loss


     Our net loss increased $14.5 million to $16.8 million during 1999 from $2.3 million during 1998. Our net loss increased mainly as a result of increased cost of revenues, sales and marketing, and general and administrative expense in 1999 from 1998. These increases were partially offset by an increase in revenue of $7.7 million to $9.1 million for 1999 from $1.4 million for 1998.

COMPARISON OF THE PERIOD FROM INCEPTION (SEPTEMBER 18, 1997) TO DECEMBER 31, 1997 AND THE YEAR ENDED DECEMBER 31, 1998


     We did not conduct any significant operations or realize any significant revenue for the period from inception (September 18, 1997) to December 31, 1997. During this period we incurred general and administrative expenses of approximately $119,000, consisting mainly of rent and salaries, as we commenced operations.


     No comparison of the period from inception (September 18, 1997) to December 31, 1997 to the year ended December 31, 1998 is provided as it would not be meaningful due to the startup nature of our operations and the insignificance of the related expenses during 1997.

SELECTED QUARTERLY OPERATING RESULTS


     The following table shows unaudited statement of operations data for each of the five quarters in the period ended March 31, 2000, as well as the percentage of our revenue represented by each item. This data has been derived from unaudited interim financial statements prepared on the same basis as the audited financial statements contained in this prospectus. The interim financial statements include all adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of such information when read together with our financial statements and notes thereto appearing elsewhere in this prospectus. The operating results for any quarter should not be considered indicative of the results for any future period. The following data is in thousands, except web site, customer, and average monthly revenue per customer data. For a definition of EBITDA and related cautionary language, see note (2) on page 6 and note (2) on page 22.


                                                                     QUARTER ENDED
                                   ----------------------------------------------------------------------------------
                                    MARCH 31, 1999        JUNE 30, 1999      SEPTEMBER 30, 1999     DECEMBER 31, 1999
                                   -----------------    -----------------    -------------------    -----------------
                                              % OF                 % OF                   % OF                 % OF
                                      $      REVENUE       $      REVENUE       $       REVENUE        $      REVENUE
                                   -------   -------    -------   -------    --------   --------    -------   -------
Revenues.........................  $ 1,009    100.0%    $ 1,688    100.0%    $ 2,582      100.0%    $ 3,842    100.0%
                                   -------   ------     -------   ------     -------     ------     -------   ------
Operating expenses:
 Cost of revenues................      861     85.3       1,484     87.9       2,177       84.3       3,375     87.8
 Sales and marketing.............      896     88.8       1,504     89.1       2,371       91.8       3,130     81.5
 General and administrative......      677     67.1       2,292    135.8       2,909      112.7       4,215    109.7
                                   -------   ------     -------   ------     -------     ------     -------   ------
       Total operating
        expenses.................    2,434    241.2       5,280    312.8       7,457      288.8      10,720    279.0
                                   -------   ------     -------   ------     -------     ------     -------   ------
Operating loss...................   (1,425)  (141.2)     (3,592)  (212.8)     (4,875)    (188.8)     (6,878)  (179.0)
Other income (expense):
 Interest income.................        7      0.7          14      0.8          30        1.2         155      4.0
 Interest expense................      (18)    (1.8)        (32)    (1.9)        (42)      (1.6)       (128)    (3.3)
                                   -------   ------     -------   ------     -------     ------     -------   ------
       Net loss..................  $(1,436)  (142.3)%   $(3,610)  (213.9)%   $(4,887)    (189.2)%   $(6,851)  (178.3)%
                                   =======   ======     =======   ======     =======     ======     =======   ======
EBITDA...........................  $(1,213)             $(2,182)             $(3,316)               $(5,510)
                                   =======              =======              =======                =======
Number of web sites..............   16,658               24,325               33,705                 45,731
Number of customers..............   10,186               14,357               19,822                 27,173
Average monthly revenue per
 customer........................  $ 39.73              $ 45.86              $ 50.36                $ 54.50

                                     QUARTER ENDED
                                   ------------------
                                     MARCH 31, 2000
                                   ------------------
                                               % OF
                                      $       REVENUE
                                   --------   -------
Revenues.........................     6,268   100.0%
                                   --------   ------
Operating expenses:
 Cost of revenues................     6,685    106.6
 Sales and marketing.............     5,579     89.0
 General and administrative......     5,044     80.5
                                   --------   ------
       Total operating
        expenses.................    17,308   (276.1)
                                   --------   ------
Operating loss...................   (11,040)  (176.1)
Other income (expense):
 Interest income.................       350      5.6
 Interest expense................       (99)    (1.6)
                                   --------   ------
       Net loss..................  $(10,789)  (172.1)
                                   ========   ======
EBITDA...........................  $ (9,048)
                                   ========
Number of web sites..............    61,442
Number of customers..............    36,469
Average monthly revenue per
 customer........................  $  65.66



     Revenues increased 41.5% during the quarter ended March 31, 1999, 67.3% during the quarter ended June 30, 1999, 53.0% during the quarter ended September 30, 1999, 48.8% during the quarter ended December 31, 1999 and 63.1% for the quarter ended March 31, 2000, as the number of new customers rose significantly during each quarter. Cost of revenue increased in each quarter relatively proportional to the increased revenue. Sales and marketing and general and administrative increased quarter over quarter mainly due to the addition of personnel as our business increased.

     We expect to experience significant fluctuations in our future results of operations due to a variety of factors, many of which are outside of our control, including:

     - demand for and market acceptance of our products and services may decline or fail to increase enough to offset our costs;

     - introductions of new products and services or enhancements by us and our competitors may increase our costs or make our existing products and services obsolete;

     - the mix of products and services we sell may change, and the new mix may generate less revenue and gross margin;

     - the gain or loss of a significant number of customers;

     - the timing and success of advertising, marketing efforts and new service introductions, both by us and our resellers;

     - the timing and magnitude of our capital expenditures, including construction costs related to the expansion of operations, may vary from quarter to quarter;

     - the prices we charge our customers may decline due to price competition;

     - utilization of our network may increase beyond our capacity and we may incur expenses to increase our capacity;

     - the availability and cost of bandwidth may reduce our ability to increase bandwidth as necessary, reducing our revenue;

     - the gain or loss of a key strategic relationship; and

     - conditions specific to the Internet industry and other economic factors may affect the prices we can charge or the expenses we incur.

LIQUIDITY AND CAPITAL RESOURCES


     We have financed our operations to date mainly through private equity placements and capital leases from vendors. At March 31, 2000 we had an accumulated deficit of $30.0 million and unrestricted cash and cash equivalents of $18.9 million. This balance of cash and cash equivalents is largely the result of our raising net proceeds of $23.4 million from the sale of preferred stock in the fourth quarter of 1999 and an additional $4.0 million from the sale of preferred stock in the first quarter of 2000.



     During the quarter ended March 31, 2000 and the years ended December 31, 1999 and 1998, we used cash to fund operations of $2.6 million, $2.4 million and $30,000, respectively. The increase in cash used in operations was due mainly to working capital requirements and net losses, offset by increases in accounts payable, deferred revenue and accrued expenses. Net cash used in investing activities was $7.8 million for the quarter ended March 31, 2000 and $8.8 million for the year ended December 31, 1999 and is comprised mainly of equipment purchases of $7.6 million and $7.8 million, respectively. Net cash provided by financing activities was $4.9 million during the quarter ended March 31, 2000 and $35.0 million during the year ended December 31, 1999 and is related mainly to the sale of our Series A preferred stock and common stock, as well as borrowings under capital leases. Total borrowings under our capital lease obligations as of March 31, 2000 were approximately $4.5 million.



     On December 24, 1999, we entered into a stock purchase agreement with Microsoft Corporation. In connection with this financing transaction, we issued 2,484,000 shares of Series A preferred stock to Microsoft, at a purchase price of $2.02 per share. We also issued a warrant to Microsoft to purchase 546,480 shares of common stock at an exercise price of $5.37 per share. In addition, under the stock purchase agreement, on the day following the effective date of the registration statement of which this prospectus is a part, we will issue the number of shares of common stock to Microsoft equal to $7.5 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in the offering. In connection with this issuance, we will issue an additional warrant to purchase a number of shares of common stock equal to 75% of the number of shares sold to Microsoft at an exercise price equal to the price paid at the closing. In connection with this investment, we entered into a five-year co-marketing agreement with Microsoft. We recorded deferred development costs for the value of the warrant issued on December 24, 1999 of approximately $2.1 million. We will also record additional deferred expense for the value of the warrants to be issued upon the second closing of approximately $3.4 million and for the difference, if any, between $13.00 and the offering price. This deferred expense will be amortized over the five-year term of the co-marketing agreement to cost of revenue. Other than payments we will make to Microsoft in connection with the sale of software that we have licensed to Microsoft, we do not have any further financial obligations during the term of the co-marketing agreement.



     On January 28, 2000, we issued a warrant to purchase up to 376,920 shares of our common stock to Road Runner whose cable affiliates include Time Warner, Media One, and Cox Cable, in connection with a co-marketing agreement. Of the shares subject to this warrant, 108,000 vested immediately upon the execution of our co-marketing agreement and the balance vest in equal installments on June 30, 2000, September 30, 2000, December 31, 2000 and December 31, 2001, subject to performance criteria. In January 2000, we recorded expense of approximately $650,000 associated with the vested portion of the warrant. We will record additional expense to cost of revenue in the future based on the fair value of the portion of the warrant that has been earned and that vests in each period based on meeting the performance criteria. We do not have any further financial obligations to Road Runner during the term of the co-marketing agreement.



     On March 15, 2000, we entered into a stock purchase agreement with Network Solutions. In connection with this financing transaction, we issued 744,827 shares of Series A preferred stock to Network Solutions, at a purchase price of $5.37 per share, for a total proceeds of $4.0 million. We also issued a warrant to Network Solutions to purchase 372,413 shares of common stock at an exercise price of $5.37 per share. In addition, under the stock purchase agreement, on the day following the effective date of the registration statement of which this prospectus is a part, we will issue the number of shares of common stock to Network Solutions equal to $6.0 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in the offering. In connection with this issuance, we will issue an additional warrant to purchase a number of shares of common stock equal to 75% of the number of shares sold to Network Solutions at an exercise price equal to the price paid at the closing. In connection with this investment, we entered into a four year premier program agreement with Network Solutions. We will record deferred expense of approximately $2.5 million for the value of the warrant issued on March 15, 2000 of approximately $2.5 million and deferred expense of approximately $2.2 million for the difference between the purchase price of $5.37 per share and the fair value of our common stock on that date of $8.33 per share. We will also record additional deferred expense for the value of the warrants to be issued upon the second closing of approximately $2.7 million and for the difference, if any, between the midpoint of the expected offering range and the offering price. This deferred expense will be amortized over the four year term of the premier program agreement to cost of revenue. We do not have any further financial obligations during the term of the premier program agreement.



     On May 8, 2000 we entered into a stock purchase agreement with a subsidiary of Bell Atlantic Corporation. In connection with this financing transaction, we issued 1,199,999 shares of Series A preferred stock to Bell Atlantic, at a purchase price of $8.33 per share, for total proceeds of $10 million. In addition, under the stock purchase agreement, on the third day following the effective date of the registration statement of which this prospectus is a part, we will sell to Bell Atlantic the number of shares of common stock equal to $15 million divided by $13.00 or the actual price to the public of common stock sold in the offering.



     We also executed a letter of intent with Bell Atlantic to enter into co-marketing and reseller relationships with minimum initial terms of three years. If these relationships are finalized, in return for access to Bell Atlantic's customer base and for other consideration, we would issue a warrant to Bell Atlantic to purchase 3,132,000 shares of our common stock. This warrant would vest immediately and be priced at 150% of the actual price to the public of common stock sold in this offering. The letter of intent is non-binding and is subject to the negotiation and execution of definitive agreements and other conditions. We therefore cannot be sure that we will reach definitive agreements with Bell Atlantic.



     We will record deferred expense for the difference, if any, between $13.00 and the offering price. We would record additional deferred expense in the future based upon the fair value of the warrant to purchase 3,132,000 shares of our common stock. This deferred expense would be amortized over the initial three-year term of the business agreement to cost of revenue.



     We are pursuing an aggressive internal growth strategy that we anticipate will require significant additional funding before we begin to generate positive cash flow. We believe that our current cash and cash equivalent balances, $28.5 million in additional proceeds from the strategic alliances discussed above that will be received at the time of this offering, and the proceeds of this offering will be sufficient to fund execution of our current business plan at least through the end of 2001. However, the execution of our business plan may require additional capital to fund our operating losses, working capital needs, sales and marketing expenses, lease payments and capital expenditures. In view of future expansion plans, we will consider our financing alternatives, which may include the incurrence of debt, additional public or private equity offerings, or an equity investment by a strategic partner. Actual capital requirements may vary based upon the timing and success of the expansion of our operations. Our capital requirements may also change based upon technological and competitive developments. In addition, several factors may affect our capital requirements:


     - demand for our services or our anticipated cash flow from operations being less than expected;

     - our development plans or projections proving to be inaccurate;

     - our engaging in strategic relationships or acquisitions; and

     - our acceleration of, or otherwise altering, the schedule of our expansion plan.


     At March 31, 2000 we have made commitments of approximately $5.0 million in capital expenditures outstanding for expanded network and facilities. The expansion of our network and facilities began in 1999 and should be completed during the second quarter of 2000. The assets were classified as construction in progress as of December 31, 1999 and March 31, 2000. On May 15, 2000, we executed a loan agreement in the amount of $3.0 million to finance a portion of these capital expenditures. The loan is secured by the related assets, bears interest at 16.1% per year and has a three year term.



     If additional funds are raised through the sale of equity or convertible securities, the percentage ownership of our shareholders will be reduced and our shareholders may experience additional dilution. There can be no assurance that additional financing, if required, will be available on satisfactory terms, or at all. If we do not obtain additional financing, we believe that our existing cash balances may be adequate to continue expanding the operations on a reduced scale.


RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS is effective for fiscal years beginning after June 15, 2000. We do not believe the adoption of SFAS 133 will have a material effect on our results of operations or financial condition.

IMPACT OF YEAR 2000


     In late 1999 we completed our remediation and testing of systems for the Year 2000 problem. As a result of those planning and implementation efforts, we experienced no significant disruptions in mission critical information technology and non-information technology systems and believe those systems successfully responded to the Year 2000 date change. Expenses in connection with remediating our systems were not significant. We are not aware of any material problems resulting from Year 2000 issues, either with our products, our internal systems, or the products and services of third parties. We will continue to monitor our mission critical computer applications and those of our suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

     All of our customer contracts are currently denominated in U.S. dollars, and we do not currently invest in derivative financial instruments. However, we invest our excess cash balances in cash equivalents and are therefore subject to market risk related to changes in interest rates. We believe, but cannot be certain, that the effect on our financial position, results of operations and cash flows of any reasonably likely changes in interest rates would not be material.

                                    BUSINESS


     Interland provides a broad range of web and applications hosting and other related web-based business solutions specifically designed to meet the needs of small to medium-sized businesses. Our web hosting services were selected as the "Editor's Choice" by Windows NT magazine in September 1999 and by PC Magazine in December 1999. We were also selected as one of the ten finalists for the Inc./Cisco Growing with Technology Awards for 2000 in the category of Innovators in Customer Service.



     Since we began operations as a web hosting business in September 1997, we have experienced growth in the number of our customer accounts and revenue. The following are among the key factors that we believe will continue to drive our growth:



     - A broad and expanding range of high quality services designed to enable us to provide one-stop shopping for the specific hosting and related needs of small to medium-sized businesses. Our goal is to deliver a bundle of services that not only meets a customer's needs today, but that also can easily and seamlessly be augmented to provide greater capacity and functions to address the customer's growing needs in the future. In so doing, we expect to maintain our high customer retention rate, while continuing to increase our average revenue per customer.



     - Key strategic relationships with Microsoft, Network Solutions and Bell Atlantic, all of which have made equity investments in Interland, and with Road Runner, which holds a warrant to purchase shares of our common stock. Microsoft has invested $5.0 million in our convertible preferred stock and has agreed to invest an additional $7.5 million in our common stock at the time of this offering. Network Solutions has invested $4.0 million in our convertible preferred stock and has agreed to invest an additional $6.0 million in our common stock at the time of this offering. Bell Atlantic has invested $10.0 million in our convertible preferred stock and has agreed to invest an additional $15.0 million in our common stock at the time of this offering. We have also issued warrants to Microsoft and Network Solutions to purchase shares of our common stock in connection with these investments. In addition we have strong business relationships with leading technology providers including Cisco, Cobalt Networks, Hewlett-Packard, Red Hat and Road Runner.


     - State-of-the-art data centers which provide a secure operating environment and facilitate the delivery of high quality, reliable services. In addition, because our current data centers are located in close proximity to the major access points of our Internet connectivity providers, we are able to provide our customers with greater data speeds while we enjoy lower overall connectivity costs.

     - Global expansion to serve foreign small and medium-sized businesses in Europe, Asia and South America. We believe the web hosting market in these areas represents a growth opportunity as great or greater than the domestic market. To take advantage of this opportunity, we have opened our first international sales and customer service center in Amsterdam and will continue to evaluate other locations as well as foreign strategic relationships and acquisition candidates.

     - A creative, highly aggressive multimedia advertising campaign designed to establish Interland as the first commonly recognized brand in the hosting industry.


     - An experienced, direct sales force that is motivated to meet quotas, trained in consultative selling and skilled in assessing the needs of small and medium-sized businesses. Once a customer makes contact with an Interland salesperson, that salesperson is the primary ongoing contact for the customer. Through a continuing dialogue, the salesperson assesses the customer's needs and works with the customer to create tailored solutions. The salesperson will continually monitor the customer's account to proactively offer additional products and services as the customer's needs change and expand. In addition, we also have created a growing network of resellers who provide us with a highly effective distribution channel for our services. Our current largest private label reseller is Road Runner, whose cable affiliates include Time Warner, Media One, and Cox Cable. Under our exclusive private label agreement with Road Runner, we have agreed to provide web hosting services to the customers of Road Runner under Road Runner's name.

     - Our proprietary customer management system that allows our salespeople, during the order process, to activate a web site or provide other services for a customer in real time. This system also supports and integrates our internal functions such as customer relationship management, administration of accounts, billing and reporting. We believe these systems allow us to activate and support our customers at a lower cost compared to our competitors, and enables us to sell additional and more complex services to our existing customer base.


THE INDUSTRY

  The Internet


     The Internet continues to experience significant growth. International Data Corporation (IDC) estimates that the number of Internet users world-wide will grow from approximately 97.3 million at the end of 1998 to 319.8 million by the end of 2002. This represents a compound annual growth rate of 34.6%. The number of Internet users in the United States is predicted to increase from approximately 51.6 million at the end of 1998 to 135.9 million by the end of 2002, a 27.4% compound annual growth rate. This indicates that the international market is expected to grow faster than the United States market.



     One of the many reasons for the overall growth in Internet users has been the rapid emergence of the Internet as a global business-to-business and business-to-consumer commerce medium. Since the commercialization of the Internet in the early 1990s, businesses have rapidly established web sites as a means to expand customer reach and improve communications and operational efficiency. As businesses become more familiar with the Internet as a communications and commerce platform, an increasing number of businesses have begun to implement more complex and critical applications over the Internet. These applications include sales, customer service, customer acquisition and retention programs, communication tools such as e-mail and messaging, and business-to-business and business-to-consumer e-commerce.



     The increasing reliance on the Internet and the growing complexity of web sites and the number of functions available on web sites has made the management and maintenance of web sites an increasingly complex task. As a result, many businesses, particularly small and medium-sized businesses, have elected to contract with third parties for the implementation and management of their web sites. We believe that the practice of contracting with third parties to provide key services, also known as outsourcing, can provide a business with a number of benefits including:


     - Lower start-up and operating costs;

     - Faster time to market;

     - Greater security and reliability; and

     - Less attention diverted from a company's core business activities.

  Web Hosting Market

     IDC predicts that the United States market for web hosting will grow from $806 million in 1998 to $17.7 billion in 2003, representing a compound annual growth rate of 85.4%. IDC also estimates that the international market for web hosting services will grow at a faster rate, from $16.5 million in 1998 to $1.3 billion in 2003, a compound annual growth rate of 138.7%.

     According to IDC, small businesses, those with less than 100 employees, accounted for 46% of the total web hosting market in 1998 in the U.S., and IDC predicts this percentage will grow to 61% by 2003, at which time small businesses are projected to account for $10.7 billion of the total $17.7 billion U.S. web hosting market. In addition, IDC predicts that the small business segment of the market will grow at a compound annual growth rate of approximately 96% between 1998 and 2003, versus 73% for medium and 78% for the large business segments. According to IDC, at the end of 1998 only 17% of an estimated 7.4 million small businesses in the U.S. had web sites. IDC predicts that by the end of 2003, the number of small businesses in the U.S. will grow to
8.2 million, 62% of which are estimated to have web sites.

  Applications Hosting Market


     Applications hosting enables software applications to be deployed, managed, supported and upgraded from an applications service provider's centrally located servers, rather than on individual desktop computers. Applications service providers typically rent software applications over the Internet to customers for a monthly fee. Advantages of applications hosting to customers include reduced upfront capital expenditures, lower operating costs and faster applications implementation. Due to these advantages, the applications hosting market is growing rapidly. Forrester Research, Inc. projects that the applications services market will grow to over $11.3 billion in 2003 from less than $1 billion in 1999 and that e-commerce applications will account for 42% or $4.7 billion of this market in 2003. In particular, Forrester predicts that the application services market for small businesses will grow to over $3.8 billion in 2003 from $316 million in 1999 while the market for medium-sized businesses will grow to over $6.6 billion in 2003 from $562 million in 1999. Forrester also projects that 22% of all U.S.-based applications revenue will flow through applications service providers in 2003.


  Current Market Fragmentation


     Both the web and applications hosting markets today are fragmented and consist of the following types of providers:


     - Small web hosting providers who do not have the capital, resources and focus to develop and offer a broad selection of high quality services and support at competitive prices;

     - Large providers whose core service offerings tend to be geared toward large businesses or only toward those businesses which seek to implement or maintain the most complex types of web sites;

     - National and local Internet service providers or ISPs whose core business focus centers around the provision of Internet connectivity rather than hosting; and

     - Web design and consulting firms for which hosting is not their core expertise.

OUR OPPORTUNITY

     We believe that small to medium-sized businesses, while representing a large and rapidly growing segment of the market, have traditionally been underserved by web and applications hosting companies. For a number of small and medium-sized businesses, many of whom do not have internal technical resources dedicated to Internet services, establishing a presence on the Internet and realizing the various benefits of the Internet has proven to be a complicated and time consuming task. In addition, many small and medium-sized businesses have not had access to the type and quality of Internet-based services that larger, more sophisticated companies currently enjoy. We therefore believe that a significant market opportunity exists for us to deliver a comprehensive and easy-to-use suite of services designed to address the specific needs of the small and medium-sized business customer.

OUR SOLUTION

     We are dedicated to providing small to medium-sized businesses with a comprehensive bundle of services, which enables them to quickly, easily and affordably capitalize on the benefits of the Internet. The key elements of our solution include:

     - A full suite of high-quality web and applications hosting and other related services;

     - Solutions which are affordable, quick to deploy, and easy to use;

     - State-of-the-art security and reliability; and


     - Personalized customer service and technical support that is available 24 hours a day, seven days a week.

OUR STRATEGY

     Our goal is to become the leading global provider of web and applications hosting and related business solutions to the small and medium-sized business market. Our strategy for achieving our goal is comprised of the following key components:


     Provide a Broad Range of Services on Multiple Operating Systems. A key element of our growth to date has been our ability to provide and support a wide variety of hosting services on multiple hardware and software platforms. Currently, we have four key service areas comprised of shared hosting, dedicated hosting, applications hosting and e-commerce solutions, and consulting services. Within these service categories, we believe we have a solution which can effectively address the web hosting and related needs of most small and medium-sized businesses, both now and as their needs evolve and expand. For example, many of our customers may outgrow the capabilities of shared hosting services and may ultimately need a dedicated service. When this need arises, we are able to provide this service for them with relative ease. In addition, a business that begins a relationship with us as a dedicated hosting customer may desire access to the applications we host or the e-commerce services we provide. We intend to continue to provide additional services in order to better serve our existing customers and further enhance our ability to attract new customers. We have also developed the technical expertise to provide our services on multiple operating systems, including Microsoft Windows NT and Red Hat Linux. We can therefore offer our customers additional flexibility in deploying their web sites and applications. In short, our goal is to ensure that a customer or potential customer need never look beyond Interland to fulfill any hosting or e-commerce need.


     Expand Sales Capabilities and Distribution Channels. We intend to grow our revenue through the continued expansion of our sales and distribution channels. Our sales efforts currently occur through a number of channels, including our direct sales force, active resellers and strategic relationships we have developed. We will expand all of these efforts. Specifically, we will continue to hire new sales employees for our internal direct sales efforts. To complement our direct sales efforts, we will also distribute our services through a network of over 100 active resellers. These resellers typically offer our services under the Interland brand name to their existing and new customers and retain responsibility for most of their clients' customer service needs. We believe this reseller network, which accounted for 16% of our revenue for the year ended December 31, 1999, is a highly effective distribution channel for our services with minimal cost to us. Some of our most valued resellers offer our services under their own private label brand names. Our recent agreement with Road Runner, which provides access to the Internet through the cable operations of Time Warner, Cox Media, Media One and other cable operators, is an example of this strategy. We will also continue to seek strategic relationships that enable us to reach new customers. For example, our marketing arrangements with Hewlett-Packard, Microsoft, and Network Solutions allow us to introduce our services to potential customers that we might not otherwise reach. All of these efforts should increase the exposure of our service offerings to potential customers.


     Expand International Presence. For the year ended December 31, 1999, we derived approximately 8% of our revenues from customers outside the United States. We believe that the hosting services needs of many foreign small and medium-sized businesses located outside the U.S. are not being adequately served and therefore represent a significant growth opportunity. In order to capitalize on these opportunities, we opened a sales and customer service center in Amsterdam in April 2000. This facility will be staffed with multilingual professionals enabling us to sell and support our services throughout Western Europe from a centrally based location. Initially, we intend to host web sites and applications for our European customers from our servers located in the U.S. As a result of this arrangement, we expect to have lower operating costs than companies that have data centers and connection to the Internet in Europe. We also expect to be able to defer significant capital expenditures associated with building additional international data centers, and to offer our services at lower prices than our competitors in Europe. We will, however, continually reassess the need for a data center in Europe. In addition, we intend to identify suitable foreign acquisition candidates and will strive to develop relationships in other international markets. To date, we have been able to retain international resellers in over 50 countries without a significant marketing effort. We believe that all of these efforts could potentially lead to a significant expansion in our customer base in international markets.


     Increase Brand Awareness and Market Presence. We believe that we have a unique opportunity to be one of the first hosting providers to establish a meaningful brand name in the web and applications hosting industry. We intend to continue to build our brand recognition by continuing to implement our intensive multimedia advertising campaign. We also intend to take advantage of our strategic co-marketing relationships with industry leaders such as Microsoft, Hewlett-Packard, Network Solutions and Road Runner. We believe these programs will enable us to continue to expand our customer base and assist us in our customer retention efforts.


     Take Advantage of Innovative and Proprietary Technology. We have developed proprietary technology that assists in our customer support efforts and our internal processes. For example, an internally developed tool provides an auto-provisioning function that allows our customers to alter their sites through the Internet without having to contact us. We have also developed a platform for complex web sites that allows our customers to incorporate sophisticated Internet functions into their web sites easily, including e-commerce, merchant capabilities, on-line transactions and e-mail. We believe these technologies help us attract and support our customers at a lower cost compared to our competitors. Our integrated customer manager system supports our internal processes with features such as customer relationship management, automated installation and provisioning of services, administration of accounts, billing, and reporting. We also use these tools to offer additional services to our existing customer base. We will continue to develop specialized technology and systems to give us advantages in delivering quality and price competitive services to our customers.


     Pursue Additional Strategic Alliances and Relationships. We will continue to pursue strategic alliances and acquisitions that will enable us to expand our services, our technological capabilities and our customer base. In December 1999, we entered into a license, development and marketing agreement with Microsoft. In January 2000, we entered into an agreement with Road Runner to provide web hosting services for the cable customers of its affiliates. In March 2000, we entered into a premier program agreement with Network Solutions. In May 2000, we entered into a non-binding letter of intent with Bell Atlantic to enter into co-marketing and reseller relationships. We intend to seek additional opportunities like these as well as to explore possible acquisitions.


OUR SERVICES

     We offer an integrated suite of web and applications hosting and related business services designed to specifically address the needs of small and medium-sized businesses. These services include:

     - shared hosting;


     - dedicated hosting (including high availability hosting);


     - applications hosting; and

     - consulting services.


During the three month period ended March 31, 2000, we derived 66% of revenues from our shared services, 19% from dedicated services and 15% from applications hosting and consulting services.


     Shared Hosting. Shared hosting services are entry-level service plans designed for web sites with relatively low volumes of traffic. Our shared hosting packages minimize the cost for customers by providing hosting services for multiple customers on a single shared server, spreading the cost of the service over many users. Shared hosting is particularly attractive to small to medium-sized businesses looking to build their presence on the web. Our shared hosting service plans also include many standard features and more complex options for database support, e-commerce support, multi-media services and extensive e-mail support. The large majority of our customers currently use our shared hosting services. Our intention is to reassess continually the needs of our shared hosting customers and, when appropriate, to encourage them to add capacity and the ability to provide additional functions to their web sites by migrating to dedicated and high availability hosting services.


     Dedicated Hosting. Dedicated hosting services are designed for customers with complex requirements and high traffic volumes. Web sites on dedicated servers typically have database driven content that requires multiple applications and database servers to operate. Our dedicated service plans provide each customer with a complete web site hosting solution including all of the hardware, software, network equipment and support necessary to run the web site. These service plans offer a number of advantages to our customers in addition to those received in our shared hosting packages, including:

     - Capacity -- the customer receives greater processing and storage resources;

     - Reliability -- the customer's web site is located on its own server reducing the possibility of server related difficulties;

     - Flexibility -- we can custom configure a specific customer's server or servers to optimize performance and enhance security; and

     - Speed -- dedicated servers can reduce response time and increase processing speed of the customer's web site, allowing for faster access to the web sites information and services and an improved experience for the end-user.


     We also offer our high availability, dedicated services to customers whose web sites typically require sophisticated databases for critical application needs or typically experience high user traffic volumes. This service allows customers to use multiple servers and is designed to allow our customers' applications to continue operating in the event of a server failure. The use of multiple servers therefore provides enhanced reliability and performance to our customers so that they may securely and efficiently distribute web site content and related data. Our high performance, high availability dedicated hosting service plans provide each customer with hardware, software, network equipment and high-end customer support necessary to run the web site.


     As our customer base continues to migrate from shared hosting to more sophisticated, higher margin services such as dedicated hosting, we believe our average revenues per customer will continue to increase.


     Applications Hosting. Our applications hosting services allow our customers to outsource to us the deployment, configuration, hosting, management and support of various software applications. Our applications hosting services allow our customers to deploy a software application more quickly and with reduced up-front costs. In addition, many small and medium-sized businesses do not have the internal technical resources to support multiple software applications. We therefore believe that outsourcing these functions to us is a desirable and increasingly preferred alternative for these businesses. The types of applications we host for our customers include collaboration tools, business tools, mail-service tools, and e-commerce applications. Currently, the applications we host consist mainly of Microsoft Exchange Server, Office Server Extension and various e-commerce and security products.


     Consulting Services. Our consulting and professional services provide assistance to customers with unique requirements. These services include:

     - web site design and re-modeling or enhancement of existing sites to optimize performance;

     - e-commerce enabling;

     - system configuration and integration; and

     - provisioning of customized applications.


     Our consulting engagements typically range from a few hours to a few days depending upon the complexity of the services needed. Because many of our customers are new to the Internet, we believe these services are critical to the success of our customers and are necessary for us to be a complete hosting services provider. We bill most of the services on an hourly basis that we pre-package and price in standard blocks.

  Pricing


     We sell our services under contracts which typically range from three months to two years in length. We typically require payment for the full contract amount at the initiation of the service. Our web site hosting offerings and prices for new installations as of May 10, 2000 are generally described in the table below.



SERVICE TYPE                     SERVICE LEVEL               SET-UP FEE           MONTHLY FEE(1)
------------              ----------------------------  ---------------------  ---------------------
Shared Hosting
  Services..............  Feature Plan                  $40.00                 $19.95-$29.95
                          Feature Plus                  $40.00                 $39.95-$49.95
                          Business Plan                 $149.95-$199.95        $149.95-$199.95
                          Enterprise Plan               $349.95-$699.95        $399.95
Dedicated Hosting
  Services..............  Basic Business                $599.00-$699.00        $499.00
                          Select Business               $699.00-$899.00        $799.00
                          Select Business Plus          $1,199.00-$1,399.00    $999.00
                          Corporate Business            $2,299.00-$2,499.00    $1,499.00
                          Corporate Business Plus       $2,799.00-$2,999.00    $1,999.00
                          High Availability Business    $3,499.00-$6,599.00    $3,999.00-$7,599.00
                          High Availability Corporate   $8,599.00-$11,599.00   $9,599.00-$12,599.00
                          High Availability Enterprise  $14,599.00-$17,599.00  $15,599.00-$18,599.00


---------------
(1) The monthly fees listed above are for short-term contracts. We typically offer our customers discounts for longer-term contracts.

     Our applications hosting services are also provided on a monthly basis. The fees for these services vary depending on the applications being provided.


     To further simplify the purchasing process for our customers, we describe all web hosting service plans, including features and prices, on our web site except for our high availability corporate and enterprise services, which will be included in the near future. This enables our customers to evaluate the various service offerings before contacting one of our sales representatives, which in turn shortens our selling cycle, reduces our customer acquisition costs and ultimately enhances customer satisfaction by making readily available the necessary technical and business information for choosing the appropriate service level. We upgrade our web site regularly to provide more product information and enhanced purchasing capabilities for our existing and prospective customers.


ADVERTISING AND MARKETING

     We actively advertise and market our comprehensive hosting services to small and medium-sized businesses in the U.S. and intend to increase the frequency of our advertising and marketing into other countries. Our advertising strategy is based on the primary foundation of building brand recognition and increasing market share. In addition to our internal advertising and marketing efforts, we have engaged the services of a leading technology advertising firm. This firm is helping us plan, design and execute an integrated advertising and marketing communication plan. Our current marketing campaign incorporates:

     - Advertising (print, on-line, outdoor, TV and radio);

     - Direct marketing by mail and telephone;

     - Public relations;

     - Product/service promotions;

     - Product/service literature;

     - Trade show/event marketing; and

     - Web/electronic marketing.

     Our product marketing team supports the direct advertising and marketing activities that we conduct. The focus of this team is to develop and launch a range of products and services that will meet our customer's needs. Product marketing activities include product strategy and definition, pricing, competitive analysis, product launch, channel program management and product life cycle management. By aligning the product marketing organization around our four key services, we are able to focus and deliver product and services quickly.


SALES AND DISTRIBUTION

     We utilize multiple sales and distribution channels in an effort to maximize our market share. These channels include direct sales through sales professionals, indirect sales through reseller and private-label arrangements, co-marketing relationships, and other channels.

  Direct Sales

     Our direct sales efforts are carried out by two primary groups, in-bound and out-bound sales professionals.


     In-Bound Sales Force. Our in-bound sales force responds to incoming inquiries about our services. Our sales force is trained in a relationship selling methodology that allows them to better assess the needs of customers and to recommend tailored solutions. This methodology gives our customers a one-on-one consultative relationship with a sales professional in which the specific desires of the customer are appropriately addressed. As this relationship develops and our customer grows, the salesperson can assess the customer's needs and work to provide the customer with tailored services. The salesperson can also carefully monitor the customer's account to make sure that we are proactive in offering additional products and services as the customer's needs change and expand.


     Out-Bound Sales Force. Our out-bound sales force generates sales leads through direct contact with potential customers. These sales specialists generate new business through telemarketing, direct mail and Internet contact. These sales specialists are also provided specific training so that they can effectively consult and sell to potential customers.

     In addition to initial training, every sales specialist must attend two hours per week of on-going training. This training helps to educate all of our sales personnel about our technological advances and our latest service offerings.

  Resellers and Private Label Relationships

     We currently have a network of resellers consisting of businesses including system integrators, value added hardware and software resellers, web developers and web consulting companies and Internet service providers. These resellers allow us to cost-effectively address a large customer audience that we could not otherwise reach.

     One of the recent additions to our reseller channel is Road Runner. Road Runner provides Internet access through several cable companies including the cable operations of Time Warner, Cox Cable, Media One and other cable operators. We have agreed to provide shared and dedicated web hosting services for customers of Road Runner under the Road Runner brand name. Road Runner has designated us as the exclusive provider of these services, although Road Runner may end the exclusive nature of our relationship at any time.

  Other Sales and Distribution Channels

     We also pursue sales through a number of other indirect channels, including Internet marketing, customer referrals, and industry referrals.

     Internet Marketing. A portion of our new customers come to us through on-line registrations. Our Internet marketing sales programs offer an automated on-line sales interface to potential customers. This enables our customers to purchase services at any time from our web site.

     Customer Referrals. We believe that customer referrals are an excellent source of new customers. Many new customers have come to us through referrals from other customers who have had a good relationship with us. While we reward our customers for these referrals with discounts on their services, we also believe that our reputation for excellent customer service leads to many of these referrals.

     Industry Referrals. We received many referral customers from other providers of Internet related services, including web designers. Web designers and other Internet industry professionals who work with us on a regular basis have experience and knowledge of our services that make them a valuable source of new customers.

 Customer Manager System


     All of our sales efforts are supported by our customer manager system, a proprietary system that helps us manage our entire relationship with our customers. After a customer has initiated service with us, the customer manager system automatically provisions the service on the web server the customer has selected, verifies correct setup, e-mails the customer its contract and service information, prints a label to mail the new customer information (including a 30 page manual), and queues the customer for future billing. All calls for customer service and any invoicing are also stored inside the customer manager system, along with usage statistics, referral information, and other pertinent customer information. The system automatically invoices, debits checking accounts and credit cards, generates late notices, initiates human follow-up calls, and cancels delinquent accounts. The system also provides us with useful information to spot troubled servers, estimate cost of customer acquisitions by advertising medium or lead source, and spot abusive users, among dozens of other reports.


KEY STRATEGIC RELATIONSHIPS


     We have established and will continue to forge strategic relationships with leading technology providers, including major software, hardware, development and Internet marketing organizations, to enhance our products and services. These relationships enable us to gain quicker access to innovative technologies, provide more creative solutions for our customers, and allow us to offer our customers many of the same resources that would otherwise be prohibitively expensive for them to acquire. We are also able to build upon the research and development and expertise of these companies in developing and launching new products. We therefore believe that these relationships will enable us to continue to provide our customers with the necessary tools to create, host and maintain a successful web presence and have access to sophisticated e-commerce and applications solutions. These relationships also provide us with unique marketing and sales opportunities to customers to which we might not otherwise have access.


  Microsoft Corporation


     We are a Microsoft Certified Solution Partner and are currently engaged in several initiatives with Microsoft. We recently entered into a development, license and co-marketing agreement with Microsoft. We agreed to develop software and related materials that will enable the installation of packaged hosted service on Microsoft's Window NT platform and have granted Microsoft a perpetual, irrevocable license to the software. We will pay Microsoft five percent of the total gross revenues that we receive from licensing or otherwise exploiting the software for five years following Microsoft's acceptance of the software. In return, Microsoft will provide us with an opportunity to be involved in beta programs and training initiatives for Microsoft's IIS program and the Windows 2000 and Exchange Server products. In addition, Microsoft has agreed to include us at trade show events. The agreement will continue until terminated by either party for cause or by Microsoft if we fail to deliver the software or related documentation. At the same time we entered into this agreement, Microsoft invested $5.0 million in our convertible preferred stock and agreed to invest an additional $7.5 million in our common stock at the time of this offering. We have also issued warrants to Microsoft to purchase shares of our common stock in connection with these investments.

     We have also entered into a separate co-marketing agreement in which Microsoft agreed to include a special offer advertisement in every FrontPage 2000 product box that is packaged for retail sale. FrontPage 2000 is a software product which enables a company to design its web site. The agreement also allows us to distribute a CD that includes a 45-day trial version of FrontPage 2000, packaged with our set-up software and other useful tools. Our CD is periodically mailed to prospective customers and enables them to design a web site and host it with us.

     Other initiatives include:


     - Application Services. We have entered into an application services agreement which establishes the framework by which we can obtain and license various Microsoft products to use in our applications hosting services. Under this framework we have licensed server software, including Exchange Server and Office Server Extension. Depending upon the specific software we license, we pay a license fee on either a per server or per user basis. The term of this agreement is through June 30, 2000, although we can extend it for two years to allow us to continue to provide our customers access to hosted software.


     - Microsoft Big Day. Microsoft has chosen us to be the exclusive hosting service partner for the Microsoft Big Day Seminars, a series of seminars that will travel to 230 cities over 6 months. The average seminar attracts 130 small business owners. The purpose of the seminar is to educate small business owners as to Microsoft Technology, the Internet, how to build a web site, and how to take advantage of the new ASP model. We will be the direct resource for web hosting, web site maintenance, database management, and domain registrations for these seminars. Compaq and Softchoice are also involved in this project.

     - Microsoft ISP Telemarketing. Microsoft selected us as one of two companies to use in promoting Windows 2000 shared hosting solutions to over 1,000 Internet service providers. Microsoft will be promoting sales of Windows 2000 and our dedicated hosting solutions to a select group of Internet service providers beginning in the first quarter of 2000.

  Network Solutions


     We have entered into a strategic alliance with Network Solutions, the premier domain registration entity. We have entered a premier program agreement with Network Solutions whereby Network Solutions will process domain names that we request for our customers, license access to their domain name servers and databases to us, and promote us as a member of their program. In return, we will use Network Solutions as our exclusive registrar of second-level domain names and promote Network Solutions' services. We will each pay referral fees to the other when customers sign up for the other's services. The term of the agreement is for four years and will renew automatically for one year terms. We also use the services of Image-Cafe and ID Names, both of which are owned by Network Solutions. Image-Cafe gives our customers access to a variety of web design templates. Through ID Names, our customers can search for and secure worldwide domain registrations, including country code top level domain services to our customers.


     In addition, Network Solutions has recently invested $4.0 million in our convertible preferred stock and has agreed to invest $6.0 million in our common stock at the time of this offering. We have also issued warrants to Network Solutions to purchase shares of our common stock in connection with these investments.

  Road Runner

     We have recently entered into an exclusive relationship with Road Runner. Road Runner is a joint venture among affiliates of Time Warner Inc., Media One Group, Inc., Microsoft, Compaq and Advance/Newhouse. Road Runner provides high-speed Internet access through the cable television infrastructure, including through the cable television operations of Time Warner, Media One, Cox Communications, Bend Cable, and Cable Atlantic. One of the services Road Runner offers to its customers is web hosting. Pursuant to our agreement, Road Runner has engaged us as the exclusive provider of these services. These services will be branded under the Road Runner brand, but we will be providing all web hosting and support services. Road Runner is responsible for the collection of payments from its customers and will pay us with respect to each of its customers. We will also provide training for the sales and support representatives of Road Runner. The term of this agreement is for two years, but may be terminated by either party upon 120 days written notice. In connection with this relationship, we have granted a warrant to Road Runner to purchase up to 376,920 shares of our common stock based on its achievement of performance criteria.


  Hewlett-Packard


     Hewlett-Packard manufactures hardware equipment, including servers that we utilize in our hosting operations. We have entered into several arrangements with Hewlett-Packard, including an Electronic Services Strategic Alliance Agreement. Under this agreement, Hewlett-Packard provides us its Millennium Commerce Solution, which consists of a package of hardware and software products. We market this package as a complete e-commerce solution, with redundancy, firewall protection, web-based configuration, complete reporting, instantaneous credit card processing, and high availability services. The arrangement enables us to provide our customers with the type of sophisticated e-commerce services that would generally be prohibitively expensive for the small to medium-sized business. We offer this package to our customers whose web sites and other applications run on Linux platforms and we pay Hewlett-Packard a percentage of the fees we receive from our customers when they use these services. In addition, Hewlett-Packard has agreed to fund 50% of the advertising cost allocated towards this project and provide all hardware and software at no cost to us. The term of the agreement is for three years and automatically renews for additional one-year terms, unless terminated by either of the parties sixty days prior to the end of the initial or any renewal term.



  Bell Atlantic



     We have signed a letter of intent to enter into a business relationship with Bell Atlantic, Inc., a leading provider of communications and information services. The business relationship is intended to consist of a marketing channel relationship and a reseller relationship. Under the marketing channel relationship, we would jointly market and promote a co-branded version of our products and services to some of Bell Atlantic's customers. In return for Bell Atlantic's identification of customers, we would pay Bell Atlantic 12.5% of revenue received by us under the marketing channel relationship. Under the reseller relationship, Bell Atlantic would have the right to market and resell a co-branded version of our products and services to its business customers. The letter of intent contemplates that we would be the only shared web hosting service provider with which Bell Atlantic would enter into a co-branded marketing arrangement, other than Bell Atlantic's existing arrangements. The terms of the business relationship would be for three years and would automatically renew for three year terms. The letter of intent is a non-binding agreement and is subject to the negotiation and execution of definitive agreements and other conditions. In connection with our business relationship, we intend to issue a warrant to Bell Atlantic to purchase 3,132,000 shares of our common stock.



     In addition, Bell Atlantic has purchased $10.0 million in our convertible preferred stock and has agreed to purchase an additional $15.0 million of our common stock at the time of this offering.

  Other Co-Marketing and Supplier Arrangements

     We have entered into a number of other co-marketing and supplier relationships. Some of these relationships include:


CO-MARKETING RELATIONSHIPS           SUPPLIER RELATIONSHIPS                   REFERRAL RELATIONSHIPS
--------------------------           ----------------------                   ----------------------
E-Commerce Exchange                  Allaire (Software -- Cold Fusion)        International Webmasters
Netscape Communications              Cisco (Hardware)                         Association
  (At Web)                           Cobalt Networks (Hardware)               Small Business Alliance
Stamps.com                           Elemental Software (Elemental            World Organization of
                                     Drumbeat 2000)                           Webmasters
                                     Red Hat (Linux platform)
                                     SoftQuad Software Inc.
                                     (Software -- HotMetal Pro 6.0)


The nature of these relationships is generally to enable us to further promote our brand identity while seeking cost-effective access to a larger addressable market. Some of these relationships impose mutual minimum levels of advertising expenditure commitment.

CUSTOMERS


     We began our operations in the web solutions market in September 1997. As of March 31, 2000 we were delivering services to approximately 61,442 customer web sites. A large majority of our customers are located in the United States and are traditional small and medium-sized businesses. Less than 10% of our customers are in other countries with some of them being local Internet service providers in their countries.



     The number of our customer web sites grew from 10,611 at December 31, 1998 to 61,442 at March 31, 2000, a growth of 479%. This growth resulted from the internal development of our customer base through advertising and reseller efforts. We believe that a significant percentage of our new customers switched to us from our competitors and we tend to lose relatively few customers.



     We enter into contracts with customers, the majority of which range from three months to two years. As of March 31, 2000, we had contracts with an average length of 11.6 months and approximately 64% of our contracts have a length of at least 12 months. These contracts are typically prepaid at the time they are initiated. If the contract is canceled in the first thirty days we give the customer a full refund.


CUSTOMER SERVICE AND SUPPORT

     We believe customer service and support is critical to our future success and growth. We offer superior customer service by understanding the technical requirements and business objectives of our customers and by fulfilling their needs proactively on an individual basis. Our customer service staff is focused on direct and indirect customer service and support. We provide customer support 24 hours a day, seven days a week, 365 days a year, and have developed a customized, life-cycle support management approach to our operations.

     In servicing and supporting our customers, we utilize a number of sophisticated automated systems, including a problem resolution and trouble-ticketing system, an enterprise system monitoring platform, sophisticated telephone system, on-line trouble management system, and workforce management system. We also conduct customer satisfaction surveys on a regular basis to help us improve our support and product offerings. We believe that our approach to customer service and our ability to respond rapidly to customer needs provides us with a significant competitive advantage.

NETWORK AND TECHNOLOGY INFRASTRUCTURE


     We designed our high performance server network to provide superior availability and reliability for our customers' hosting operations. The network currently consists of two data centers in Atlanta connected by a high performance network to the Internet. Within the data centers, a virtual local-area-network provides redundant, high-speed internal connectivity.


  Data Centers


     Our two data centers are secure, redundant, and high-speed hosting facilities. Due to the current growth of our business, we opened our second data center in Atlanta in March 2000. As with our first data center, the new data center is in close proximity to all major carrier network centers. This new data center is a secure, redundant, fault tolerant, high-speed network capable of supporting any of the current and future products we plan to deploy. We maintain two backup systems for each component of the hosting process ranging from backup servers to multiple access lines. Additionally, we have purchased several power generators to ensure that even in the event of a power failure, our facilities will continue to operate. Our server computer rooms have cooling and fire suppression systems. We remove all tape backups to a remote facility for storage in a fireproof facility. We also have a highly trained and experienced technical staff that continually monitors the operations of the network and servers on a 24 hours a day, seven days a week basis through our network operations center. We plan to have third data center in the western U.S. in the next 12 months and may consider opening a data center in Europe in the future.


  Customer Load Balancing

     We maintain a customer ratio on our shared servers that allows quick access to our shared customers' web sites, even under heavy loads. More importantly, as our customer's web sites become more interactive, our customer ratio will allow the web server to handle the additional loads without further hardware investment. We believe that this future planning will offer significant advantages over competitors who have higher customer ratios and central processing unit utilization. We believe these competitors will have to purchase additional hardware and move customers onto multiple web servers as the sites become more interactive, and thus more central processing unit intensive.

  Proprietary Technology


     We have developed various proprietary technologies that address the back-end processing and customer interface components of our services, allowing customers to order, change and manage their web hosting accounts easily regardless of their level of technical expertise. We designed our auto-provision technology to let customers make modifications to their sites from the Internet without having to contact one of our support staff members. For example, we provide customers with the ability to change passwords, protect specific directories, and create database sources without interacting with one of our representatives. The technology allows us to provide graphical statistics free to all customers. These statistics provide detailed reports on web site usage, including categories such as top referring sites, number of unique web hits, origin of web hits, and periods of highest usage. In sum, our proprietary technology allows us to provide flexibility to our customers and help them create the services they need.


     Our proprietary technology also results in greater operational efficiency for us. We have developed innovative billing technology that simplifies the accounting process and leads to effective cash management.

  Connectivity

     We utilize multiple DS-3 connections to the Internet. Our data centers are provisioned directly off Packet of Sonet interconnections to the major Internet carriers. Our new facility opened in March 2000 with multiple OC3 connections, and we are planning for the addition of multiple OC12 connections in the next two months.


     We designed our high-speed network and high-speed Internet backbone to have sufficient capacity to assure that our customers' web site traffic is processed as quickly as possible. By utilizing top tier connectivity, we are able to offer highly resilient, redundant, and high-speed connectivity between the Internet and our data centers.

  Location Advantage

     An important component of our connectivity is our Atlanta location. We use multiple connectivity providers, including UUnet, Qwest, and Digex, to prevent any single failure point. We are in the process of adding another connectivity provider to build in further redundancy.

     Our proximity to our connectivity providers provides us with several benefits. First, it enhances the connection speed to the Internet as the distance to the providers has been reduced. Second, the cost of connecting to our connection points of our major providers is minimized. Third, we are able to add capacity to our connections to Internet access providers more quickly as our needs expand. We therefore believe that our location provides us with a competitive advantage over hosting companies located in remote locations, relative to major Internet connection points. These competitors may experience delays in adding capacity to handle increased demand and will probably pay premiums to have the capacity delivered to their locations.

  Network Operations Center


     We fully staff our Atlanta network operations center 24 hours a day, seven days a week with technical experts in Windows NT and Linux operating platforms. The network operations center personnel monitor each piece of equipment, including routers, switches, and servers. The design and systems used in the network operations center allow our systems engineers and administrators and support staff to be promptly alerted to problems. We have documented procedures for rapidly resolving any technical problems that arise. The network operations center and our customer care center are fully integrated and have documented communication and escalation procedures. Our network operations center is also responsible for monitoring all Internet and communication connections to make sure they are functional and properly loaded.


  Network Security

     Our network incorporates host-based security with Cisco router access control lists, as well as SecurID token-based authentication. In addition to these physical security measures, we have a formal security policy in place, including employee training, that governs all facets of our business and guidelines governing internal and external access to information housed in our network system.

COMPETITION

     The markets in which we compete are highly competitive. Because there are no substantial barriers to entry, we expect that we will face competition from both existing competitors and new market entrants in the future. We believe that participants in these markets must grow rapidly and achieve a significant presence to compete effectively. We believe that the primary competitive factors determining success in our markets include:

     - Technical expertise in developing advanced web hosting solutions;

     - Internet system engineering and technical expertise;


     - Quality of service, including speed, network capability, expansion capability, reliability, security and ability to support multiple functions;


     - Brand name recognition;

     - Competitive pricing;

     - Ability to maintain and expand distribution channels;

     - Customer service and support;

     - Broad geographic presence;


     - A complete range of services and products;

     - Timing of introductions of new and enhanced services and products;

     - Network security and reliability;

     - Financial resources; and

     - Conformity with industry standards.

As a developing company, we may lack the financial and other resources, expertise or capabilities to capture increased market share in this environment in the future.

     Our current and prospective competitors include:


     - Web site hosting and related services providers, including Digex Corporation, Globix Corporation, Interliant, Inc., Data Return Corp., Navisite, Inc. and USinternetworking, Inc. and a large number of local and regional hosting providers;


     - Application-specific hosting service providers such as Critical Path;

     - Co-location providers such as AboveNet Communications, Inc., Exodus, Digital Island and Frontier GlobalCenter Inc.;


     - National and regional Internet service providers, including Concentric Network Corporation, EarthLink, Inc., PSINet Inc., UUnet, and Verio, Inc.;


     - Customized Internet application service providers, including AppNet Systems, Inc., CORIO, Inc., USinternetworking, Inc. and USWeb/CKS;


     - Application developers and Internet application software vendors, including Open Market, Inc., DoubleClick Inc. and Broadcast.com, inc.;


     - Large system integrators and information technology outsourcing firms, including Electronic Data Systems Corporation and International Business Machines Corporation;


     - Global telecommunications companies, including AT&T Corp., MCI WorldCom, Inc. and Sprint Corporation, and regional and local telecommunications companies, including MediaOne Group, Inc. and regional Bell operating companies; and


     - Computer hardware providers, including Dell Computer Corporation, Gateway, Inc., Compaq Computer Corporation and Micron Technology.

     Although it is impossible to quantify our relative competitive position in our market, many of these competitors have substantially greater financial, technical and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than we have. As a result, many of these competitors may be able to develop and expand their network infrastructures and service offerings more rapidly, adapt to new or emerging technologies and changes in customer requirements more quickly, take advantage of acquisitions, consolidation opportunities and other opportunities more readily, devote greater resources to the marketing and sale of their services and adopt more aggressive pricing policies than we can. In addition, these competitors have entered and will likely continue to enter into joint ventures or consortia to provide additional services competitive with those provided by us.

INTELLECTUAL PROPERTY RIGHTS


     We rely on a combination of trademark, service mark, copyright and trade secret laws and contractual restrictions to establish and protect our proprietary rights and promote our reputation and the growth of our business. We do not own any patents that would prevent or inhibit competitors from using our technology or entering our market although we are evaluating whether to apply for patent protection on aspects of our technology and business. While it is our practice to require all of our employees to enter into agreements containing non-disclosure, non-competition and non-solicitation restrictions and covenants, and while our agreements with some of our customers and suppliers include provisions prohibiting or restricting the disclosure of proprietary information, we can not assure you that these contractual arrangements or the other steps taken by us to protect our proprietary rights will prove sufficient to prevent misappropriation of our proprietary rights or to deter independent, third-party development of similar proprietary assets. In addition, we provide our services in other countries where the laws may not afford adequate protection for our proprietary rights.


     We license or lease many technologies used in our Internet application services. Our technology suppliers may become subject to third-party infringement claims which could result in their inability or unwillingness to continue to license their technology to us. The loss of some of our technologies could impair our ability to provide services to our customers or require us to obtain substitute technologies of lower quality or performance standards or at greater cost. We expect that we and our customers increasingly will be subject to third-party infringement claims as the number of web sites and third-party service providers for web-based businesses grows. Although we do not believe that our technologies or services otherwise infringe the proprietary rights of any third parties, we cannot assure you that third parties will not assert claims against us in the future or that these claims will not be successful. Any infringement claim as to our technologies or services, regardless of its merit, could be time-consuming, result in costly litigation, cause delays in service, installation or upgrades, adversely impact our relationships with suppliers or customers or require us to enter into royalty or licensing agreements.


GOVERNMENT REGULATION

     We are not currently subject to direct federal, state or local government regulation, other than regulations applicable to businesses generally. There is currently only a limited body of laws and regulations directly applicable to businesses that provide access or commerce on the Internet.


     The "Digital Millennium Copyright Act" became effective in October 1998 and provides a limitation on liability of on-line service providers for copyright infringement for transmitting, routing or providing connections, transient storage, caching or storage at the direction of a user, if the service provider had no knowledge or awareness that the transmitted or stored material was infringing and meets other conditions. Since this law is new and does not apply outside of the United States, we are unsure of how it will be applied to limit any liability we may face in the future for any possible copyright infringement or copyright-related issues. This new law also requires service providers to follow "notice and take-down" procedures and to meet other conditions in order to be able to take advantage of the limitation on liability. We have recently implemented the procedures and believe we meet the conditions to qualify for the protection provided by the Digital Millennium Copyright Act. Moreover, our customers are subject to an acceptable use policy which prohibits them from transmitting, storing or distributing material on or through any of our services which, in our sole judgment is (1) in violation of any United States local, state or federal law or regulation, or infringes on the copyright of a third party (2) fraudulent on-line marketing or sales practices or (3) fraudulent customer information, including identification and payment information. Although this policy is designed to promote the security, reliability and privacy of our systems and network, we cannot be certain that our policy will accomplish this goal or effectively limit our liability.


     Despite enactment of the Digital Millennium Copyright Act, the law relating to the liability of on-line services companies and Internet access providers for information carried on or disseminated through their networks remains largely unsettled. It is possible claims could be made against on-line services companies and Internet access providers under both United States and foreign law for defamation, obscenity, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their networks. Several private lawsuits seeking to impose such liability upon on-line services companies and Internet access providers are currently pending.

     Although sections of the Communications Decency Act of 1996 that proposed to impose criminal penalties on anyone distributing indecent material to minors over the Internet were held to be unconstitutional by the U.S. Supreme Court, in October 1998, Congress passed the Child Online Privacy Protection Act, which sought to make it illegal to communicate, for commercial purposes, information that is harmful to minors. In February 1998, the United States District Court judge issued a preliminary injunction against the enforcement of the Child Online Protection Act on constitutional grounds. An appeal from the District Court's ruling is pending. While we cannot predict the ultimate outcome of this proceeding, even if the Child Online Protection Act is ruled unconstitutional, similar laws may be proposed, adopted, or upheld in the future. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation similar to the Communications Decency Act could subject us and/or our customers to potential liability, which in turn could harm our business. The adoption of any of these types of laws or regulations might decrease the growth of the Internet, which in turn could decrease the demand for our services or increase our cost of doing business or in some other manner harm our business.


     The Children's Online Privacy Protection Act of 1998, and the rules promulgated by the Federal Trade Commission implementing the provisions of the act, regulate the collection, use or disclosure of personally identifiable information from and about children on the Internet by operators of web sites or on-line services directed to children, and operators of general audience web sites who knowingly collect information from children. The act and the FTC rules require the operators of such web sites and on-line services to (1) provide notice of its information collection, use, and disclosure practices, (2) obtain parental consent before any collection, use or disclosure of personal information collected from children, (3) provide an opportunity for parental review of personal information collected from children and the right to prohibit further use or maintenance of that information, (4) not condition a child's participation in any on-line activity on disclosing more personal information than is necessary, and (5) to establish and maintain reasonable procedures to protect the confidentiality, security and integrity of personal information collected from children. An operator will be deemed to be in compliance with the requirements of the act and the FTC rules if the operator complies with any industry self-regulatory guidelines approved by the FTC. The FTC is authorized to bring enforcement actions and impose civil penalties for violations of the FTC rule. We may operate web sites that are directed to children on behalf of some of our customers. The Children's Online Privacy Protection Act and the FTC rules implementing it will go into effect on April 21, 2000. We have not yet taken affirmative steps to adopt or comply with any FTC-approved industry self-regulatory guidelines.



     In February 1995, the European Union adopted Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data. As a result of this directive the 15 member countries of the European Union are required to pass specific privacy protection legislation by October 1998 regarding the collection and use of personally identifiable information. One section of the directive requires member states to ensure that personally identifiable information is only transferred outside of the EU to countries with adequate privacy protection. In response to the directive, the U.S. Department of Commerce has proposed seven "Safe Harbor" principles designed to serve as guidelines for United States companies. In light of the "Safe Harbor" principles, the EU announced in the fall of 1998 that it would avoid disrupting the exchange of information with the United States by allowing its member countries to transfer information to the U.S. so long as it continues good faith negotiations with the EU. However, if an EU member country determines that a web site administered by a U.S. company has a significant presence in the country and is in violation of the Safe Harbor Principles, it may nonetheless prosecute and sanction the U.S. company through its regulatory agency for improper data collection. Most EU member countries, including the United Kingdom, have enacted legislation consistent with the directive that has forced some U.S. companies to take actions to comply with the directive. Although we currently provide services over the Internet in the United Kingdom and other countries that are members of the EU, we have not taken affirmative steps to comply with the "Safe Harbor" principles announced by the Department of Commerce.



     While there currently are relatively few laws or regulations directly applicable to the Internet or to applications hosting providers, due to the increasing popularity of the Internet and Web-based applications it is likely that such laws and regulations may be adopted. These laws may cover a variety of issues including, for example, user privacy and the pricing, characteristics and quality of products and services.

The adoption or modification of laws or regulations relating to commerce over the Internet could substantially impair the future growth of our business or expose us to unanticipated liabilities. Moreover, the applicability of existing laws to the Internet and Internet application service providers is uncertain. These existing laws could expose us to substantial liability if they are found to be applicable to our business. For example, we provide services over the Internet in many states in the United States and in the United Kingdom, and we facilitate the activities of our customers in those jurisdictions. As a result, we may be required to qualify to do business, be subject to taxation or be subject to other laws and regulations in these jurisdictions, even if we do not have a physical presence or employees or property there. The application of existing laws and regulations to the Internet or our business, or the adoption of any new legislation or regulations applicable to the Internet or our business, could materially adversely affect our financial condition and operating results.

EMPLOYEES


     As of May 5, 2000, we had 471 employees, of which 146 were in sales, distribution and marketing, 23 were in programming, 246 were in customer service and technical support and 56 were in finance, billing and administration. None of our employees is represented by a labor union, and management believes that employee relations are good.


FACILITIES


     Our executive offices and new data center are located in Atlanta, Georgia and consist of approximately 72,400 square feet leased under an agreement that expires in July 2009. Our original data center and our network operations center are located in a nearby building in Atlanta and consists of approximately 17,000 square feet leased under agreements that expire in the year 2009. We have recently entered into a lease for additional office space in Atlanta, Georgia that consists of approximately 51,000 square feet under an agreement that expires in May 2010. We have an option for an additional 124,000 square feet of space under this lease. We also lease a facility in Amsterdam that serves as a sales and customer service center for our European operations.


     In addition, we are currently planning to lease an additional facility in the western United States that will serve as a redundant network operations center. This facility should be open and operational in the latter part of 2000.

LEGAL PROCEEDINGS

     We are not currently a party to any legal proceedings that we believe are likely to have a material adverse affect on our results of operation or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND OTHER KEY EMPLOYEES


     The following contains information concerning our directors and executive officers as of March 31, 2000, each of whom will continue to serve in the following capacities for both us and our operating subsidiary after this offering:



                   NAME                      AGE                    POSITION
                   ----                      ---                    --------
EXECUTIVE OFFICERS AND DIRECTORS:
Kenneth Gavranovic.........................  29    Chairman of the Board, President and Chief
                                                   Executive Officer
Rahim Shah.................................  38    Executive Vice President -- Operations and
                                                   Director
David N. Gill..............................  45    Executive Vice President, Chief Financial
                                                   Officer and Director
H. Christopher Covington...................  50    Senior Vice President, General Counsel and
                                                   Secretary
Mark K. Alexander..........................  34    Senior Vice President -- Sales, Marketing
                                                   and Business Development
Robert Malally.............................  29    Chief Technology Officer
Clyde A. Heintzelman.......................  61    Director
Andrew E. Jones............................  36    Director
Gregg A. Mockenhaupt.......................  30    Director
William E. Whitmer.........................  66    Director
OTHER KEY EMPLOYEES:
Maryjane Stevens...........................  43    Senior Vice President, Finance
Richard Coleman............................  34    Vice President of Engineering
Chris Rogers...............................  27    Vice President of Sales, North America
E. Dean Holland............................  46    Vice President of Operations
Fabrice Klein..............................  32    Vice President of Corporate Development


EXECUTIVE OFFICERS AND DIRECTORS

     Kenneth Gavranovic has served as our Chairman of the Board of Directors since March 2000, President and Chief Executive Officer since December 1999, a director since September 1997, and is one of our co-founders. During his ten years of technology related entrepreneurial experience, Mr. Gavranovic served as Vice President with Worldwide Internet Publishing Corporation, a web hosting company that he co-founded, from 1995 to 1997. From 1992 to 1994, he served as Vice President with Interactive Media Solutions, a company he founded to allow international callers to arbitrage the difference between long-distance calling rates in the United States and abroad through the use of his exclusively developed proprietary software.


     Rahim Shah has served as our Executive Vice President -- Operations since October 1999 and a director since December 1999. Mr. Shah previously served as the Director of Enterprise Resource Management and Director of Mass Market and Business Customer Operations for the Internet division of BellSouth from November 1997 to October 1999. From November 1996 to November 1997, he served as the Director of Customer Service and Sales for the Long Distance Division of Frontier Corporation. From 1989 to 1996, Mr. Shah served in various capacities with MCI Communication Corporation, including Managing Director of Quality Management Consulting. Mr. Shah received a B.S. in Civil Engineering and an MBA in Finance and Marketing from Southern Illinois University at Edwardsville.


     David N. Gill has served as our Executive Vice President, Chief Financial Officer and a director since March 2000. Mr. Gill served as Chief Financial Officer from July 1996 to March 2000 and as Chief Operating Officer from February 1997 to March 2000 of Novoste Corporation, a publicly traded medical device company. From August 1995 to June 1996, he served as Chief Financial Officer of SPEA Software AG before its sale to Diamond Multimedia, Inc. From 1992 to 1995, Mr. Gill served as President and director of Dornier Medical Systems, Inc., a medical device company and a member of the Daimler Benz Group, and from 1990 to 1992 he served as Dornier's Vice President of Finance. Mr. Gill received an M.B.A. from Emory University and a B.S. degree in Accounting from Wake Forest University, and is a Certified Public Accountant.


     H. Christopher Covington has served as our Senior Vice President, General Counsel and Secretary since February 2000. From October 1990 to February 1999, Mr. Covington served in various capacities for Vanstar Corporation, a publicly traded seller of computer products and services. These capacities included Senior Vice President, General Counsel and Secretary from August 1994 to February 1999, Vice President from March 1993 to August 1994 and Assistant General Counsel from November 1990 to August 1994. Mr. Covington received a B.A. degree in Political Science from the University of California at Santa Barbara, a J.D. from the University of the Pacific, McGeorge School of Law and an L.L.M. from the University of the Pacific, McGeorge School of Law.


     Mark K. Alexander has served as our Senior Vice President -- Sales, Marketing and Business Development since April 2000. From October 1998 to April 2000, he was employed by the international division of BellSouth Corporation as the Vice President of Marketing from December 1999 to April 2000 and Executive Director of Marketing from October 1998 to November 1999. Before joining BellSouth, Mr. Alexander was employed by Scientific-Atlanta from August 1994 to October 1998. At Scientific-Atlanta, Mr. Alexander served as the Managing Director of the Asia Pacific region from July 1995 to October 1998 and the Regional Sales Director of the Europe, Middle East and Africa region from August 1994 to July 1995. Mr. Alexander received a B.S. in Management from the Georgia Institute of Technology and an MBA from Emory University.



     Robert Malally has served as our Chief Technology Officer since February 2000. From March 1999 to February 2000 he was employed by Sprint Paranet as Chief Network Architect. From March 1997 to March 1999, Mr. Malally served as Senior WAN Technical Consultant for Sun Data, Inc. In addition, from December 1996 to March 1997, he was employed by Universal Data Consultants as WAN technical consultant and from August 1994 to December 1996, Mr. Malally was employed by IBM as a network specialist. Mr. Malally received a B.S. in Applied Physics from Auburn University.


     Clyde A. Heintzelman has served as a director since December 1999. Mr. Heintzelman has served as the President of Net2000 Communications, Inc., a publicly traded telecommunications company, since November 1999. Mr. Heintzelman has been a director of Net2000 since March 1997. From December 1998 to November 1999, Mr. Heintzelman served as President and Chief Executive Officer of SAVVIS Communications Corporation, a national Tier 1 Internet service provider. From May 1995 to September 1997, he was President and Chief Operating Officer of DIGEX Incorporated, an Internet service provider providing service to markets among the 50 largest metropolitan areas in the U.S. In mid-1997, DIGEX was sold to Intermedia Communications, Inc., a national CLEC, and from October 1997 to November 1998, he served as a retained business consultant to Intermedia. In addition, from 1964 to 1992, Mr. Heintzelman was in several executive capacities with Bell Atlantic Corporation and its predecessor companies (AT&T). Mr. Heintzelman also serves on the boards of directors of Optelecom, Inc., a fiber optic device company, and SAVVIS Communications. Mr. Heintzelman received a B.A. in Marketing from University of Delaware and attended graduate school at Wharton, the University of Pittsburgh, and the University of Michigan.


     Andrew E. Jones has served as a director since December 1999. Mr. Jones is a General Partner of Boulder Ventures Limited, a venture capital investing firm. Prior to joining Boulder Ventures in January 1999, Mr. Jones was an Investment Analyst with Grotech Capital Group from March 1996 through December 1998. Prior to joining Grotech, Mr. Jones was a manager with the telecommunications practice of Deloitte & Touche Consulting Group from 1992 through 1996. Before working at Deloitte & Touche, Mr. Jones was with Andersen Consulting from 1990 through 1992. Mr. Jones currently serves on several private company boards of directors. Mr. Jones received a B.S. in Electrical Engineering from Cornell

University, a Master of Electrical Engineering from Cornell University, and an MBA from the University of Chicago.


     Gregg A. Mockenhaupt has served as a director since December 1999. Since March 1996, Mr. Mockenhaupt has served as a Managing Director of Crest Communications Holdings, LLC, a private investment firm that was formed in 1996 to focus on communications-related investments and which is the manager of Crest Communications Partners, L.P. and Crest Entrepreneurs Fund, L.P. Before joining Crest in March 1996, Mr. Mockenhaupt was an Associate in the Mergers & Acquisitions Group of Smith Barney Inc. from June 1994 to March 1996. Mr. Mockenhaupt currently serves on several private company boards of directors. Mr. Mockenhaupt received a B.S. in Economics from the Wharton School of the University of Pennsylvania.



     William E. Whitmer has served as a director since March 2000. He retired in 1992 as a Certified Public Accountant and management consultant. From 1989 until his retirement in 1992, he was a partner of Ernst & Young, having served as the Associate Managing Director of that firm's southern United States management consulting group. From 1968 through 1989, Mr. Whitmer was a partner of Arthur Young & Company, having served as the Managing Partner of its East and Southeast United States regions of the management consulting practice from 1975 through 1989. Mr. Whitmer has served on the board of directors of Novoste Corporation, a medical device company, since October 1992. Mr. Whitmer received a B.A. in Economics from Denison University.


OTHER KEY EMPLOYEES


     Maryjane Stevens has served as our Senior Vice President, Finance since March 1999 and as a director from December 1999 to March 2000. From August 1996 to February 1999, she was employed by Vanstar Corporation in the roles of Finance Director, Mergers and Acquisitions and Internal Audit Director. Before her employment with Vanstar, from 1983 to 1994, Ms. Stevens served in a number of financial positions with Digital Equipment Corporation. Ms. Stevens received a B.S. in Accounting from Bentley College in Waltham, Massachusetts.



     Richard Coleman has served as our Vice President of Network Operations since January 1999, and is responsible for managing the Company's network of UNIX web servers. From October 1994 to January 1998, Mr. Coleman served as the Network Administrator at the Georgia Institute of Technology. He has also been employed as a Software Engineer at General Electric Aerospace. Mr. Coleman received a B.S. and M.S. in Applied Mathematics from Georgia Institute of Technology.



     Chris Rogers has served as our Vice President of Sales since January 2000 and as our Director of Sales from May 1999 to January 2000. Mr. Rogers joined Interland as a sales representative in October 1998. Before that time, Mr. Rogers served as the director of sales for Profession Management Technologies, Inc., a technology consulting firm providing network solutions to law firms from August 1996 to October 1998. Mr. Rogers had previously served as an independent technology consultant to law firms. Mr. Rogers received a B.A. from Georgia Southern University.



     E. Dean Holland has served as our Vice President of Operations since December 1999. Before joining us, Mr. Holland was employed by the Internet division of BellSouth Corporation from October 1995 to December 1999. At BellSouth.net, Mr. Holland served as the Senior Manager of Provisioning Engineering from February 1997 to December 1999 and the Network Operation Center Manager from 1995 to 1997. From 1975 to 1995, Mr. Holland was employed in various capacities with The Southern Company, including as the Manager of the Network Operations Center from 1991 to 1995. Mr. Holland attended DeKalb Community College in Atlanta, Georgia and has received numerous industry certifications.



     Fabrice Klein has served as our Vice President of Corporate Development since March 2000. Before joining Interland, Mr. Klein was a Vice President in Chase H&Q's Global Telecom and Media group where he focused on the Internet sector. Before joining Chase Securities in 1998, Mr. Klein managed the development of Internet banking services in Chase.com's Electronic Commerce group. From 1994 to 1997, Mr. Klein was with Coopers & Lybrand Consulting, focusing on Internet strategy for clients in the media and telecom industries. Mr. Klein previously served in the French Army as a Lieutenant. Mr. Klein graduated with honors from the Institut Superieur de Gestion in Paris, France, and received an MBA from the Yale School of Management.

EXECUTIVE COMPENSATION

     The table below provides information concerning the total compensation of our Chief Executive Officer who is the only executive officer whose total salary and bonus for 1999 exceeded $100,000. In addition, we have provided information for our Executive Vice President who commenced employment on October 26, 1999.

                           SUMMARY COMPENSATION TABLE


                                                                             LONG-TERM
                                                                            COMPENSATION
                                           ANNUAL COMPENSATION                 AWARDS
                                       ----------------------------   ------------------------
                                                             OTHER
                                                            ANNUAL    RESTRICTED   SECURITIES    ALL OTHER
                                                            COMPEN-     STOCK      UNDERLYING     COMPEN-
 NAME AND PRINCIPAL POSITION    YEAR    SALARY     BONUS    SATION     AWARD(S)      OPTIONS      SATION
 ---------------------------    ----   --------   -------   -------   ----------   -----------   ---------
Kenneth Gavranovic,...........  1999   $142,154   $23,190        --      --          324,000        --
  Chief Executive Officer and
     President
Rahim Shah,...................  1999   $ 25,385        --   $12,000(1)    --         189,000        --
  Executive Vice President


---------------

(1) Mr. Shah's employment with us commenced on October 26, 1999. We paid Mr. Shah a signing bonus of $12,000.

     The following table shows information concerning stock option grants to each of the named officers during the fiscal year ended December 31, 1999.

                        STOCK OPTION GRANTS IN 1999 (1)


                                                                                                   POTENTIAL REALIZABLE
                                                                                                     VALUE AT ASSUMED
                                                                                                   ANNUAL RATES OF STOCK
                                                                                                    PRICE APPRECIATION
                                                     INDIVIDUAL GRANTS                              FOR OPTION TERM(2)
                            --------------------------------------------------------------------   ---------------------
                                               PERCENT OF
                                                  TOTAL
                             NUMBER OF           OPTIONS
                             SECURITIES        GRANTED TO
                             UNDERLYING         EMPLOYEES                  ASSUMED
                               OPTION           IN FISCAL       EXERCISE   OFFERING   EXPIRATION
           NAME               GRANTED             YEAR           PRICE      PRICE        DATE         5%         10%
           ----             ------------    -----------------   --------   --------   ----------   --------   ----------
Kenneth Gavranovic........     324,000(3)           10.7%        $2.78     $ 13.00       7/1/09    $495,178   $1,364,236
Rahim Shah................      81,000(3)            2.7          2.78       13.00      11/1/09     123,794      341,059
                               108,000(4)            3.6          2.78       13.00      12/1/09     165,059      454,745


---------------


(1) We granted options to purchase 3,037,500 shares of our common stock under our Stock Incentive Plan in the year ended December 31, 1999. The options expire ten years after the date of the grant.



(2) Potential realizable value is based on the assumption that our common stock appreciates at the annual rate shown, compounded annually, from the date of grant until expiration of the ten-year term. These numbers are calculated based on SEC requirements and do not reflect our projection or estimate of future stock price growth. Potential realizable values are computed by multiplying the number of shares of common stock subject to a given option by the fair market value of the common stock on the date of grant, determined to be $2.78 as of July 1, 1999, November 1, 1999, and December 1, 1999, and assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rate shown in the table for the entire ten-year term of the option and subtracting from that result the aggregate option exercise price. The fair market value of our common stock on each date of grant was determined by the board of directors based in part on the per share sales price of common stock that we issued in substantially concurrent private transactions. Actual realizable value, if any, will be dependent on the future price of the common stock on the actual date of exercise, which may be earlier than the stated expiration date.


(3) These options vest in 33 1/3% increments beginning at the earlier of July 1, 2000 or the closing of this offering and continuing thereafter on the anniversary date of the earlier of July 1, 2000 or closing of this offering.

(4) These options vest beginning one year from the date of grant in 33 1/3% increments on the anniversary of the date of grant.

     The following table shows information concerning stock options held by each of the named officers at December 31, 1999. There were no option exercises in 1999.

                          1999 YEAR-END OPTION VALUES


                                                   NUMBER OF SECURITIES           VALUE OF UNEXERCISED
                                                  UNDERLYING UNEXERCISED          IN-THE-MONEY OPTIONS
                                               OPTIONS AT DECEMBER 31, 1999     AT DECEMBER 31, 1999(1)
                                               ----------------------------   ----------------------------
                    NAME                       EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                    ----                       -----------    -------------   -----------    -------------
Kenneth Gavranovic...........................      --            324,000          --           $839,160
Rahim Shah...................................      --            189,000          --            489,510


---------------


(1) Calculated using $5.37 per share, the fair market value of our common stock at December 31, 1999 as determined by our board of directors based on the facts and circumstances in light of the completion of negotiations of our strategic relationship with Microsoft.



STOCK PLANS


  Stock Incentive Plan


     In July 1999, we adopted our Stock Incentive Plan to provide our key employees, officers, directors, contractors and consultants an opportunity to own our common stock and to provide incentives for these persons to promote our financial success. Awards under the Stock Incentive Plan may be structured in a variety of ways, including as "incentive stock options" as defined in Section 422 of the Internal Revenue Code, as amended, non-qualified stock options, restricted stock, stock awards, stock appreciation rights, and performance share awards. Incentive stock options may be granted only to our employees (including officers). Other awards may be granted to any person employed by or performing services for us, including directors and consultants. The Stock Incentive Plan provides for the issuance of options and awards for up to 7,560,000 shares of common stock.



     Incentive stock options are also subject to limitations prescribed by the Internal Revenue Code, including the requirement that such options may not be granted to employees who own more than 10% of the combined voting power of all classes of our voting stock, unless the option price is at least 110% of the fair market value of the common stock subject to the option, and may be exercised for no more than five years from the grant date. Our board of directors (or a committee designated by the board) otherwise generally has discretion to interpret and administer the plan and to set the terms and conditions of options and other awards, including the term, exercise price and vesting conditions, if any, to select the persons who receive such grants and awards.



     As of May 10, 2000 we had granted options to purchase an aggregate of 4,966,056 shares of common stock under the Stock Incentive Plan, including options for 324,000 shares to Mr. Gavranovic, 189,000 shares to Mr. Shah, 486,000 shares to Mr. Gill, 216,000 shares to Mr. Covington, 189,000 shares to Mr. Alexander, and 135,000 shares to Mr. Malally. The options to Mr. Gavranovic and Mr. Shah are exercisable at $2.78 per share, the options to Mr. Gill, Mr. Covington, and Mr. Malally are exercisable at $5.37 per share, and the options to Mr. Alexander are exercisable at $8.33 per share.

  Employee Stock Purchase Plan


     On March 15, 2000 we adopted an Employee Stock Purchase Plan under which qualified employees will have the right to purchase shares of our common stock on a quarterly basis through payroll deductions by the employee. The compensation committee of our board of directors will administer the plan. The price per share of common stock under the plan is 85% of the fair market value of a share of common stock at the beginning or the end of each quarterly purchase period, whichever is lower. The amount of any participant's payroll deductions or cash contributions made under the stock purchase plan may not exceed 10% of the participant's total annual compensation and may not exceed $25,000 per year. We may issue up to 540,000 shares of common stock under the plan. The board of directors may terminate or amend the plan. The board cannot, however, amend the plan so as to disqualify the stock purchase plan under
Section 423 of the Internal Revenue Code or without the consent of a participant, materially impair the rights of the participant with respect to any shares of common stock previously purchased for him or her under the plan.



     Under applicable tax rules, participants will not recognize income when they acquire shares under the plan. With some exceptions, when a participant disposes of shares, he or she will recognize a capital gain equal to the difference between the acquisition price and the amount realized on such disposition. We will not receive deductions with respect to any shares transferred to a participant under the plan.


EMPLOYMENT AGREEMENTS


     We have entered into employment agreements with Kenneth Gavranovic, our Chairman, President and Chief Executive Officer; Rahim Shah, our Executive Vice President; David N. Gill, our Executive Vice President and Chief Financial Officer; H. Christopher Covington, our Senior Vice President, General Counsel and Secretary; Mark K. Alexander, our Senior Vice President, Sales, Marketing and Business Development; and Robert Malally, our Chief Technology Officer. Each agreement is for a three-year term. In addition to the specific terms of each agreement that are described below, each of the agreements provides for participation in benefits of the type normally provided to our key executives, including participation in our Stock Incentive Plan. Specific terms of each executive's employment agreement are as follows:



     - Mr. Gavranovic's agreement, which expires December 2, 2002, provides for a base salary of $250,000. In addition, Mr. Gavranovic's agreement provides for an annual stock option bonus for a minimum number of shares of common stock equal to $200,000 divided by the fair market value of our common stock on the date of grant.



     - Mr. Shah's agreement, which expires November 1, 2002, provides for an initial base salary of $150,000, which was increased to $200,000 effective March 1, 2000. Mr. Shah's agreement provides for an annual bonus of up to 15% of his base salary, and in connection with the commencement of his employment, Mr. Shah was also granted an option for 189,000 shares of our common stock.



     - Mr. Gill's agreement, which expires February 16, 2003, provides for an initial base salary of $250,000. Mr. Gill's agreement provides for an annual bonus of up to 20% of his base salary, and a one-time grant of an option to purchase 486,000 shares of our common stock.



     - Mr. Covington's agreement, which expires February 14, 2003, provides for an initial base salary of $200,000. Mr. Covington's agreement provides for an annual bonus of up to 15% of his base salary, and a one-time grant of an option to purchase 216,000 shares of our common stock.



     - Mr. Alexander's agreement, which expires April 1, 2003, provides for an initial base salary of $175,000. Mr. Alexander's agreement provides for an annual bonus of up to 20% of his base salary, and a one-time grant of an option to purchase 189,000 shares of our common stock.



     - Mr. Malally's agreement, which expires February 15, 2003, provides for an initial base salary of $150,000. Mr. Malally's agreement provides for an annual bonus of up to 15% of his base salary, and a one-time grant of option to purchase 135,000 shares of common stock.

     Under each agreement, if the executive's employment is terminated without cause, or is terminated by the executive as a result of disability or other good reason as described in the agreement, the executive will continue to receive payment of his base salary for the greater of one year or the unexpired portion of the term of the agreement. Each executive also has agreed not to compete with us during the term of their respective agreements, and for a period of one year following the termination of their employment. The agreements contain customary proscriptions against solicitation of our employees and the misuse of our confidential information, and contain work-for-hire provisions addressing works, inventions or other ideas developed by each executive during their respective terms of employment.


DIRECTOR COMPENSATION


     Directors who are employees or affiliated with principal shareholders receive no additional compensation for their services as directors. We plan to compensate other directors as follows: $1,000 for each Board or committee meeting attended in person, and $500 for each Board or committee meeting attended by telephone. We reimburse all of our directors for the travel and other expenses they incur in connection with attending Board or committee meetings. Non-employee directors are also eligible to participate in our Stock Incentive Plan at the discretion of the full board of directors. We have granted Messrs. Heintzelman and Whitmer options to purchase 56,700 shares of our common stock at $5.37 and $8.33 per share, respectively. These options vest monthly over the first 24 months after the date of grant.


BOARD COMPOSITION

     In connection with the sale of our Series A preferred stock, all our founding shareholders and the purchasers of the Series A preferred stock entered into a shareholders agreement. This agreement provides for, among other things, the nomination of and voting for a total of eight directors of Interland, as follows:

     - two representatives designated jointly by Boulder Ventures III, L.P., Crest Communications Partners, L.P., and Crest Entrepreneurs Fund, L.P. -- these representatives are Messrs. Jones and Mockenhaupt;

     - four representatives designated by the management of Interland -- these representatives are Messrs. Gavranovic, Shah, Gill, and Whitmer; and


     - two representatives designated by the management of Interland who are not employees of Interland -- one of these representatives is Mr. Heintzelman and the other has not yet assumed his responsibilities as a director.


     The shareholders agreement requires each stockholder to vote all securities over which they have voting control and to take all other necessary or desirable action within their control to effect the preceding election of directors. The provisions of the shareholders agreement regarding the nomination and election of directors automatically terminate upon the closing of this offering.


     Our board of directors is divided into three classes, each of whose members will serve for a staggered three-year term. Messrs. Jones and Shah will serve as Class I directors whose terms will expire at the annual meeting of shareholders held in 2001. Messrs. Whitmer and Mockenhaupt will serve as Class II directors whose terms will expire at the annual meeting of shareholders held in 2002. Messrs. Gavranovic, Heintzelman and Gill will serve as Class III directors whose terms will expire at the annual meeting of shareholders held in 2003.


BOARD COMMITTEES

     Our board of directors has appointed an audit committee and a compensation committee.

     The audit committee will review, act on and report to the board of directors on various auditing and accounting matters, including the recommendation of our independent auditors, the scope of the annual audits, fees to be paid to the independent auditors, the performance of our independent auditors and our accounting practices. The members of the audit committee are William E. Whitmer, Gregg A.

Mockenhaupt and Andrew E. Jones. Mr. Whitmer has been designated as the chairman of the audit committee.



     The compensation committee will determine the salaries and benefits for our employees, consultants, directors and other individuals compensated by our company. The compensation committee will also administer our stock incentive plan, including determining the stock option grants for our employees, consultants, directors and other individuals, however, the entire board of directors will determine stock option grants to our executive officers. The members of the compensation committee are Kenneth Gavranovic, Gregg A. Mockenhaupt and Clyde A. Heintzelman.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     We did not have a compensation committee of our board of directors during 1999. Instead, our entire board of directors, including our present Chief Executive Officer, who is also a director, determined the compensation of our executive officers.


     As noted above, the members of our compensation committee are now Messrs. Gavranovic, Mockenhaupt, and Heintzelman. Mr. Gavranovic is our Chairman, President and Chief Executive Officer. Mr. Mockenhaupt is a Managing Director of Crest Communications Holdings, LLC, which is the manager of Crest Communications Partners, L.P. and Crest Entrepreneurs Fund L.P., which purchased a total of 3,963,303 shares of our Series A Preferred Stock on December 2, 1999 for $8.0 million.

                             PRINCIPAL SHAREHOLDERS


     The following table presents information regarding the beneficial ownership of common stock as of May 10, 2000 by (1) each of our directors and named executive officers; (2) each person who beneficially owns more than 5% of our common stock; and (3) all current executive officers and directors as a group. Beneficial ownership is determined under the rules of the Securities and Exchange Commission.



     To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with regard to all shares beneficially owned. The number of shares and the applicable percentage ownership for each shareholder before the offering is based on 39,240,235 shares of common stock outstanding as of May 10, 2000 after giving effect to the conversion of all of our outstanding shares of convertible preferred stock into common stock. The conversion will occur automatically upon completion of this offering. The applicable percentage ownership for each shareholder after the offering gives effect to the issuance of 5,000,000 shares in this offering and the purchase of an aggregate of 2,192,307 shares of our common stock that are committed to be purchased at the time of this offering, assuming an offering price equal to the midpoint of the range of offering prices in this prospectus.



                                                                                         PERCENT
                                                                                   BENEFICIALLY OWNED
                                                                                   -------------------
                                                               NUMBER OF SHARES     BEFORE     AFTER
NAME AND ADDRESS OF SHAREHOLDERS                              BENEFICIALLY OWNED   OFFERING   OFFERING
--------------------------------                              ------------------   --------   --------
Kenneth Gavranovic (1)......................................       9,110,523        23.15%      19.58%
Rahim Shah (2)..............................................          27,000             *           *
David N. Gill (3)...........................................         162,000             *           *
Andrew E. Jones (4).........................................       1,733,945         4.42%       3.73%
Clyde A. Heintzelman (5)....................................          14,178             *           *
Gregg A. Mockenhaupt (6)....................................       3,963,302        10.10%       8.54%
William E. Whitmer (7)......................................          14,178             *           *
Waldemar Fernandez (8)......................................       9,272,523        23.47%      19.85%
Crest Partners II, LLC (9)..................................       3,963,302        10.10%       8.54%
Microsoft Corporation (10)..................................       3,030,480         7.62%       8.52%
BancBoston Ventures Inc. (11)...............................       2,477,064         6.31%       5.33%
Bell Atlantic Investments, Inc. (12)........................       1,199,999         3.06%       5.07%
All Executive Officers and Directors as a group (8 persons)
  (13)......................................................      15,092,400        38.08%      32.23%


---------------
*   Less than one percent.


 (1) Includes 108,000 shares of common stock issuable pursuant to options exercisable upon the closing of this offering and within 60 days of the date of this prospectus. Does not include an aggregate of 21,600 shares of common stock issuable to Mr. Gavranovic's mother pursuant to options exercisable within the 60-day period following the date of this prospectus, with respect to which Mr. Gavranovic disclaims beneficial ownership. Does not include an aggregate of 11,666 shares of common stock issuable to Mr. Gavranovic's fiancee, pursuant to options exercisable within the 60-day period following the date of this prospectus, with respect to which Mr. Gavranovic disclaims beneficial ownership. Mr. Gavranovic's address is 101 Marietta Street, Suite 200, Atlanta, GA 30303.



 (2) Includes 27,000 shares of common stock issuable pursuant to options exercisable upon the closing of this offering and within 60 days of the date of this prospectus.



 (3) Includes 162,000 shares of common stock issuable pursuant to options exercisable upon the closing of this offering and within 60 days of the date of this prospectus.



 (4) Includes 1,733,945 shares of common stock beneficially owned by BV Partners III, L.L.C., of which Andrew E. Jones is a general partner, and with respect to which he disclaims beneficial ownership. The 1,733,945 shares consist of 1,634,595 shares of common stock held by Boulder Ventures III, L.P. and 99,350 shares of common stock held by Boulder Ventures III (Annex), L.P. BV Partners III, L.L.C. serves as the general partner of both Boulder Ventures III, L.P. and Boulder Ventures III (Annex), L.P.

 (5) Includes 14,178 shares of common stock issuable pursuant to options exercisable upon the closing of this offering and within 60 days of the date of this prospectus.



 (6) Includes 3,963,302 shares of common stock beneficially owned by Crest Partners II, LLC, of which Mr. Mockenhaupt is a member, and which is the general partner of Crest Communications Partners L.P., which owns 3,851,432 shares, and Crest Entrepreneurs Fund L.P., which owns 111,870 shares. Mr. Mockenhaupt disclaims beneficial ownership of the shares of common stock held by these funds, except to the extent of his proportionate pecuniary interest in such funds.



 (7) Includes 14,178 shares of common stock issuable pursuant to options exercisable upon the closing of this offering and within 60 days of the date of this prospectus.



 (8) Includes 270,000 shares of common stock issuable pursuant to options exercisable upon the closing of this offering and within 60 days of the date of this prospectus. Does not include an aggregate of 216,000 shares of common stock owned by Mr. Fernandez' daughter, with respect to which Mr. Fernandez disclaims beneficial ownership. Mr. Fernandez' address is 6268 Jericho Turnpike, Commack, New York 11725.



 (9) The 3,963,302 shares of common stock consists of 3,851,432 shares of common stock held by Crest Communications Partners L.P. and 111,870 shares of common stock held by Crest Entrepreneurs Fund L.P. Crest Partners II, LLC serves as the general partner of both Crest Communications Partners L.P. and Crest Entrepreneurs Fund L.P. The address of Crest Partners II, LLC is 320 Park Avenue, New York, New York 10022.



(10) The 3,030,480 shares of common stock beneficially owned by Microsoft Corporation consist of 2,484,000 outstanding shares and 546,480 shares of common stock subject to a warrant that is exercisable within the 60-day period following the date of this prospectus. At the time of this offering, in exchange for $7.5 million in cash from Microsoft, we will issue a number of shares of common stock to Microsoft equal to $7.5 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. In connection with this issuance, we will also issue an additional warrant to purchase a number of shares of common stock equal to 75% of the number of shares sold to Microsoft at an exercise price equal to the price paid at the closing. Based on an assumed public offering price of $13.00, we will issue 576,923 shares of common stock and a warrant to purchase 432,692 shares of common stock to Microsoft in this transaction. The address of Microsoft Corporation is One Microsoft Way, Redmond, WA 98052-6399.



(11) BancBoston Ventures, Inc. is a wholly-owned subsidiary of Bank Boston, N.A., which is a wholly-owned subsidiary of Fleet Boston Corporation. The address of BancBoston Ventures, Inc. is 100 Federal Street, Boston, MA 02110.



(12) At the time of this offering, in exchange for $15.0 million in cash from Bell Atlantic, we will issue a number of shares of common stock to Bell Atlantic equal to $15.0 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. Based on an assumed public offering price of $13.00, we will issue 1,153,846 shares of common stock to Bell Atlantic in this transaction. Bell Atlantic Investments, Inc. is a wholly-owned subsidiary of Bell Atlantic, Inc. The
     address of Bell Atlantic Investments, Inc. is                .



(13) Includes an aggregate of 397,355 shares of common stock issuable pursuant to options exercisable upon the closing of the offering and within 60 days of the date of this prospectus.

                              CERTAIN TRANSACTIONS

LOANS


     In December 1998, we loaned $25,000, and in May 1999, we loaned $200,000 to each of Kenneth Gavranovic, our President and Chief Executive Officer, and Waldemar Fernandez, our former Chairman and one of our principal shareholders. Each loan is evidenced by a full-recourse promissory note which bears interest at the rate of 10% per annum. The principal balances of Mr. Gavranovic's notes are payable on demand, the principal balance of Mr. Fernandez' $25,000 note is payable on demand and the principal balance of Mr. Fernandez' $200,000 note is payable at the earlier of 6 months after the effective date of the registration statement of which this prospectus is a part, and November 19, 2004. Interest on each of the notes is payable quarterly on the first day of the calendar month following the quarter in which it accrues. The rate of interest payable under each promissory note may be increased upon the occurrence of any event of default, as specified in the notes.



     Each note is secured by a separate stock pledge agreement, whereby Mr. Gavranovic and Mr. Fernandez each pledged 432,000 of his shares of common stock to secure his obligations under his respective notes. The stock pledge agreements permit us to dispose of the pledged shares upon the occurrence of an event of default, as that term is described in the stock pledge agreements. The proceeds of any disposition will be applied first to any unpaid balance due under the respective note, and any remaining surplus will be distributed to the respective borrower.


SERIES A CONVERTIBLE PARTICIPATING PREFERRED STOCK FINANCINGS


     On December 2, 1999, our board of directors designated shares of our authorized but unissued preferred stock as Series A convertible participating preferred stock and Series A-1 convertible participating preferred stock. Additionally, on that date we issued 9,908,256 shares of our Series A stock at a stated value per share of $2.02 for total cash consideration to us of approximately $20.0 million. In this transaction, we sold 3,851,432 shares to Crest Communications Partners L.P., 111,870 shares to the Crest Entrepreneurs Fund L.P., 1,634,595 shares to Boulder Ventures III, L.P., 99,350 shares to Boulder Ventures III (Annex), L.P., 2,477,064 shares to BancBoston Ventures, Inc., and 1,733,945 shares to Private Equity Co-Invest Ltd. Gregg A. Mockenhaupt, one of our directors, is a Managing Director of Crest Communications Holdings, LLC, which is the manager of Crest Communications Partners, L.P. and Crest Entrepreneurs Fund L.P. Andrew E. Jones, one of our directors, is a general partner of BV Partners III, L.L.C., the general partner of Boulder Ventures III, L.P. and Boulder Ventures III (Annex), L.P.



     On December 24, 1999, we entered into a Stock Purchase Agreement with Microsoft Corporation. In connection with this financing transaction, we issued 2,484,000 shares of our Series A preferred stock to Microsoft, at a purchase price of $2.02 per share. We also issued a warrant to Microsoft to purchase 546,480 shares of our common stock at an exercise price of $5.37 per share, subject to customary anti-dilution provisions. Microsoft may exercise its rights under the warrant, in whole or in part, at any time until December 24, 2004. In the alternative, Microsoft may surrender the warrant in exchange for a number of shares of our common stock equal to quotient obtained by dividing (1) the product of (a) the total number of shares issuable under the warrant and (b) the difference between the fair market value of our common stock and the exercise price per share under the warrant by (2) the fair market value of our common stock. The number of shares subject to the warrant may be adjusted to prevent dilution, and each warrant will expire five years after its date of issuance. Shares purchased by Microsoft under the warrant are subject to a lock-up agreement, and may not be sold until 180 days after the date of this offering. Microsoft paid a total of $5.0 million for the Series A preferred stock and the warrant.



     In addition, under the Stock Purchase Agreement, on the day following the effective date of the registration statement of which this prospectus is a part, in exchange for an additional $7.5 million in cash from Microsoft, we will issue a number of shares of common stock to Microsoft equal to $7.5 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. In connection with this issuance, we will also issue an additional warrant to purchase a number of shares of common stock equal to 75% of the number of shares sold to Microsoft at an exercise price equal to the price paid at that closing. The warrant will be subject to the same terms as the warrant we issued in connection with Microsoft's initial investment. Based on an assumed public offering price of $13.00, Microsoft would acquire 576,923 shares under the stock purchase agreement and the warrant would entitle Microsoft to acquire 432,692 additional shares at an exercise price of $13.00 per share.



     On March 15, 2000, we entered into a stock purchase agreement with Network Solutions. In connection with this financing transaction, we issued 744,827 shares of our Series A preferred stock to Network Solutions, at a purchase price of $5.37 per share. We also issued a warrant to Network Solutions to purchase 372,413 shares of our common stock at an exercise price of $5.37 per share, subject to customary anti-dilution provisions. Network Solutions may exercise its rights under the warrant, in whole or in part, at any time until March 15, 2005. In the alternative, Network Solutions may surrender the warrant in exchange for a number of shares of our common stock equal to quotient obtained by dividing (1) the product of (a) the total number of shares issuable under the warrant and (b) the difference between the fair market value of our common stock and the exercise price per share under the warrant by (2) the fair market value of our common stock. The number of shares subject to the warrant may be adjusted to prevent dilution and each warrant will expire five years after its issuance. Shares purchased by Network Solutions under the warrant are subject to a lock-up agreement, and may not be sold until 180 days after the date of this offering. Network Solutions paid a total of $4.0 million for the Series A preferred stock and the warrant.



     In addition, under the Stock Purchase Agreement, on the day following the effective date of the registration statement of which this prospectus is a part, in exchange for an additional $6.0 million in cash from Network Solutions, we will issue a number of shares of common stock to Network Solutions equal to $6.0 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. In connection with this issuance, we will also issue an additional warrant to purchase a number of shares of common stock equal to 75% of the number of shares sold to Network Solutions at an exercise price equal to the price paid at that closing. The warrant will be subject to the same terms as the warrant we issued in connection with Network Solution's initial investment. Based on an assumed public offering price of $13.00, Network Solutions would acquire 461,538 shares under the stock purchase agreement and the warrant would entitle Network Solutions to acquire 346,153 additional shares at an exercise price of $13.00 per share.



     On May 8, 2000, we entered into a stock purchase agreement with a subsidiary of Bell Atlantic. In connection with this financing transaction, we issued 1,199,999 shares of our Series A preferred stock to Bell Atlantic, at a purchase price of $8.33 per share. The shares purchased by Bell Atlantic are subject to a lock-up agreement, and may not be sold until 180 days after the date of this offering. Bell Atlantic paid a total of $10.0 million for the Series A preferred stock.



     In addition, under the stock purchase agreement, on the day following the effective date of the registration statement of which this prospectus is a part, in exchange for an additional $15.0 million in cash from Bell Atlantic, we will issue a number of shares of common stock to Bell Atlantic equal to $15.0 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. Based on an assumed public offering price of $13.00, Bell Atlantic would acquire 1,153,846 shares under the stock purchase agreement.


     Holders of our Series A preferred stock will receive dividends at a rate of 9% compounded annually, payable on a semi-annual basis in additional shares of Series A-1 preferred stock or in cash at our option. The Series A preferred stock will also participate on an as-converted basis in any common stock dividends or distributions. The shares of Series A preferred stock rank senior to any other series or class of the Company's capital stock, whether now existing or created after the issuance of the Series A preferred stock, except for any series of preferred stock that is established by the our board of directors with a rank that is senior to the Series A preferred stock, with respect to rights upon liquidation, winding up, dissolution, and redemption and distribution rights. As such, the holders of shares of the Series A preferred stock are generally entitled to the return of an amount equal to the stated value per share plus any accrued and unpaid dividends before any distribution, redemption or liquidation, and may also participate in such distribution, redemption or liquidation on an as-converted basis. Each holder of preferred stock votes with the holders of common stock on an on-converted basis. In addition, the holders of the Series A preferred stock also possess a veto power to prevent some transactions that effect the shares of the Series A preferred stock, but we may override any such veto by converting the shares of the Series A preferred stock into either three or four times (determined by the date on the which the transaction takes place) the number of shares of common stock into which they might otherwise be converted. Under the conversion rate set forth in the terms of the preferred stock, the preferred stock was originally convertible into common stock on a one-for-one basis. However, to the extent we implement a stock split before this offering, the conversion rate will automatically adjust to take into account the split.



     Immediately before the completion of this offering, the outstanding shares of Series A stock issued in these transactions will automatically convert into 14,337,082 shares of our common stock. At that time, rights and restrictions applicable to the Series A stock, including special voting rights, will terminate and be of no further force and effect. Holders of the Series A stock will be entitled to "piggy-back" and demand registration rights with respect to the shares of common stock into which the shares of Series A stock are converted. For additional information, see "Description of Capital Stock."


OPTION GRANTS TO NEW EXECUTIVES


     In February 2000, we granted an option to purchase 216,000 shares of our common stock to H. Christopher Covington, our Senior Vice President, General Counsel and Secretary, in connection with his employment with us. In February 2000, we granted an option to purchase 135,000 shares of our common stock to Robert Malally, our Chief Technology Officer, in connection with his employment with us. In March 2000, we granted an option to purchase 486,000 shares of common stock to David Gill, our Executive Vice President, Chief Financial Officer and a director, in connection with his employment with us. In April 2000, we granted an option to purchase 189,000 shares of our common stock to Mark K. Alexander, our Senior Vice President, Sales, Marketing and Business Development, in connection with his employment with us. These options are exercisable at an exercise price of $5.37 per share, except for the option to Mr. Alexander which is exercisable at an exercise price of $8.33 per share.


SEPARATION AGREEMENT WITH FORMER CHAIRMAN

     In connection with the resignation of Waldemar Fernandez as chairman of our board of directors, we entered into a separation agreement with Mr. Fernandez on November 19, 1999. Under the agreement, we paid Mr. Fernandez $330,000, and will make additional payments of $165,000 to Mr. Fernandez on each of the first two anniversaries of the agreement as severance and consideration for the releases and non-competition covenants from him and the termination of all obligations by us in connection with Mr. Fernandez' employment. In addition, Mr. Fernandez was granted registration rights under the agreement, including piggy-back registration rights effective after the completion of this offering, and we agreed to accelerate the vesting of Mr. Fernandez' options such that they will become fully exercisable as of the effective date of this offering.

                          DESCRIPTION OF CAPITAL STOCK

AUTHORIZED CAPITAL STOCK


     Our articles of incorporation authorize the issuance of up to 100,000,000 shares of common stock and 25,000,000 shares of preferred stock, the rights and preferences of which may be established from time to time by our board of directors. Immediately before this offering, 24,903,153 shares of common stock and 14,337,082 shares of preferred stock were issued and outstanding. Upon completion of this offering, 46,432,542 shares of common stock and no shares of preferred stock will be outstanding. As of March 31, 2000, we had 132 holders of common stock and 8 holders of preferred stock.


     The following summary of our capital stock does not purport to be complete. It is qualified in its entirety by reference to our amended and restated articles of incorporation and our its amended and restated bylaws, filed as exhibits to the registration statement of which this prospectus forms a part, and the applicable provisions of the Georgia Business Corporation Code.

COMMON STOCK

     Holders of common stock are entitled to one vote per share on any issue submitted to a vote of the shareholders and do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock voting in an election of directors can elect all of the directors then standing for election, if they choose to do so. All shares of common stock are entitled to share equally in any dividends our board of directors may, in its discretion, declare out of sources legally available therefor. If Interland dissolves, liquidates or winds up, holders of common stock are entitled to receive on a ratable basis all of our assets available for distribution, in cash or in kind, after payment or provision for payment of all of our debts and liabilities and any preferential amount due to holders of preferred stock. Holders of common shares do not have preemptive or other subscription rights, conversion or redemption rights, or any rights to share in any sinking fund. All currently outstanding common stock shares are, and the shares offered hereby (when sold in the manner contemplated by this prospectus) will be, fully paid and nonassessable.

PREFERRED STOCK


     Our articles of incorporation authorize the board of directors, from time to time, to issue shares of preferred stock in one or more series. They may establish the number of shares to be included in any such series, and may fix the designations, powers, preferences and rights (including voting rights) of the shares of each such series and any qualifications, limitations, or restrictions on preferred shares. No shareholder authorization is required for the issuance of these shares of preferred stock unless imposed by then applicable law. Shares of preferred stock may be issued for any general corporate purposes, including acquisitions. The board of directors may issue one or more series of preferred stock with rights more favorable with regard to voting, dividends and liquidation than the rights of holders of common stock. Issuance of a series of preferred stock also could be used for the purpose of preventing a hostile takeover of Interland, even if the takeover is considered to be desirable by the holders of the common stock. Issuance of a series of preferred stock could otherwise adversely affect the voting power of the holders of common stock, and could serve to perpetuate the board of directors' control of Interland under some circumstances. Other than the issuance of the series of preferred stock previously authorized by the board of directors in connection with the Series A convertible preferred stock, all of which converts to common stock upon the completion of this offering, and our shareholder rights plan described below, we have no current plans that would result in the issuance of any shares of preferred stock.


WARRANTS

     We have issued warrants to Microsoft Corporation and Network Solutions and will issue a second warrant to each of them to purchase shares of our common stock at the time of this offering. For additional information about these warrants, see "Certain Transactions -- Series A Convertible Participating Preferred Stock Financings."


     We have issued a warrant to Road Runner to purchase shares of our common stock. The warrant, issued on January 27, 2000, entitles Road Runner to purchase up to 376,920 shares of our common stock at an exercise price of $8.33 per share based upon its achievement of performance criteria. The number of shares subject to the warrant may be adjusted to prevent dilution, and the warrant expires on December 3, 2002. We have also issued a warrant to an affiliate of TransAmerica Business Credit Corporation to purchase shares of our common stock. The warrant, issued on May 16, 2000, entitles TransAmerica to purchase up to 21,600 shares of our common stock at an exercise price of $8.33 per share. The number of shares subject to the warrant may be adjusted to prevent dilution, and the warrant expires on May 16, 2005.


OPTIONS


     We have granted options to purchase a total of 4,966,056 shares of our common stock under our Stock Incentive Plan, including options for 1,539,000 shares to our executive officers. The weighted average exercise price of the options to purchase the 4,966,056 shares is $4.28 as of March 31, 2000.


CERTAIN PROVISIONS OF GEORGIA LAW AND THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

  Staggered Board of Directors; Removal; Filling Vacancies


     Our bylaws provide that our Board of Directors will consist of between five and fifteen directors. Our Board currently consists of seven directors, four of whom are not employees of Interland. Our Board of Directors is divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for shareholders to change the composition of our Board of Directors. We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies. The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of our stock or attempting to obtain control of Interland, even though such an attempt might be beneficial to us and to you. Accordingly, you could be deprived of some opportunities to sell your shares of common stock at a higher market price than might otherwise be the case. Our shareholders will be entitled to vote on the election or removal of directors, with each share entitled to one vote.


     Our bylaws provide that, unless our Board of Directors otherwise determines, any vacancies may be filled by the affirmative vote of a majority of the remaining directors, even if less than a quorum. A director may be removed with or without cause by the vote of the holders of a majority of the shares entitled to vote for the election of directors at a special meeting of the shareholders called for the purpose of removing such director. A vacancy resulting from an increase in the number of directors may be filled by action of our Board of Directors.

  Shareholder Rights Plan

     We intend to adopt a shareholder rights plan to help ensure that our shareholders receive fair and equal treatment in the event of any proposed acquisition of Interland. Under the rights plan, our Board of Directors will declare a dividend of one preferred share purchase right for each outstanding share of our common stock. Each preferred share purchase right entitles the registered holder to purchase one one-hundredth of a share of our Series B junior participating cumulative preferred stock, par value $0.01 per share at a
price of $          per share, subject to adjustments to the exercise price and the number of preferred shares issuable upon exercise from time to time to prevent dilution. These rights are not exercisable until the earlier to occur of
(1) ten days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of our outstanding common stock or (2) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of our common stock.

     If we are acquired in a merger or other business combination transaction or 50% or more of our assets or earning power is sold after a person or group
acquires      % or more of our outstanding common stock or announces an
intention to make a tender offer or exchange offer that would result in the
beneficial ownership of      % or more of our outstanding shares of common
stock, proper provision will be made so that each holder of a preferred share purchase right, other than those rights beneficially owned by the acquiring person (which will become void), will then have the right to receive upon exercise that number of shares of common stock having a market value of times the exercise price of the right.

     Shares of Series B junior participating cumulative preferred stock purchasable upon exercise of the preferred share purchase rights will not be redeemable. Each share of preferred stock will be entitled to a minimum
preferential quarterly dividend payment of $          per share but will be
entitled to an aggregate dividend of one one-hundredth times the dividend declared per share of our common stock. In the event of liquidation, the holders of the preferred stock will be entitled to a minimum preferential liquidation
payment of $          per share but will be entitled to an aggregate payment of
one one-hundredth times the payment made per share of our common stock. Each share of preferred stock will have one one-hundredth of a vote, voting together with the shares of our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of our common stock are exchanged, each share of preferred stock will be entitled to receive one one-hundredth times the amount received per share of our common stock. These rights are protected by customary antidilution provisions.


     Unless the preferred share purchase rights are either triggered or expire, the rights may not be detached or transferred separately from our common stock.
The preferred share purchase rights will expire on                , 2010, unless
this date is extended or unless we redeem or exchange the preferred share purchase rights earlier. At any time before the acquisition by a person or group
of affiliated or associated persons of beneficial ownership of      % or more of
our outstanding common stock, our Board of Directors may redeem the preferred
share purchase rights in whole, but not in part, at a price of $       per
right. Immediately upon any redemption of the preferred share purchase rights, the right to exercise these rights will terminate and the only right of the holders of those rights will be to receive the redemption payment.


  Ability to Consider Other Constituencies


     Our Articles of Incorporation permit our Board of Directors, in determining what is believed to be in our best interest, to consider the interests of our employees, customers, suppliers and creditors, the communities in which our offices or other establishments are located and all other factors the directors consider pertinent, in addition to considering the effects of any actions on Interland and our shareholders. This provision permits our Board of Directors to consider numerous judgmental or subjective factors affecting a proposal, including some non-financial matters, and on the basis of these considerations may oppose a business combination or other transaction which, viewed exclusively from a financial perspective, might be attractive to some, or even a majority, of our shareholders.


REGISTRATION RIGHTS


     Upon completion of this offering, the holders of approximately 14,337,085 shares of our common stock, and rights to acquire our common stock, will be entitled to rights with respect to the registration of those shares under the Securities Act of 1933, as amended. Under the terms of the Registration Rights Agreement we entered with the holders of these registrable shares, following the completion of this offering, if we propose to register any additional securities under the Securities Act, the holders must be notified and will be entitled to have their shares of common stock included in the registration. In addition, the holders of the registrable shares are also entitled to specified demand registration rights. These demand registration rights permit the holders to require us, on up to two separate occasions, to file a registration statement with respect to their shares of common stock and to use our best efforts to cause the registration statement to be declared effective. In addition, under the Registration Rights Agreement, subject to various conditions, the holders of registrable shares may require us to file an unlimited number of additional registration statements on Form S-3, but no more than two in any eighteen month period.

     The rights granted under the Registration Rights Agreement are subject to various conditions and limitations, among them the right of Interland and the underwriters of an offering to limit the number of shares included in a registration and our right to delay registration if within 180 days before a request for registration, a registration of our securities has been effected in which the requesting holder had a right to participate, or if a holder's request is received less than 90 days before the anticipated effective date of a proposed underwritten offering approved by our board of directors before receipt of the request. Holders of registrable securities must pay any transfer taxes and any underwriting discounts or commissions associated with the sale of their shares. Otherwise, we will bear all expenses incident to the registration of shares under the Registration Rights Agreement. We do not expect that the expenses we will incur in connection with any exercise of these registration rights will exceed the expenses customarily incurred by companies registering their securities. Subject to some conditions, if the holders of registration rights request that we withdraw a requested registration statement, those holders will be obligated to reimburse us for the expenses of that registration.


INDEMNIFICATION AND LIMITATIONS ON LIABILITY OF DIRECTORS AND OFFICERS

     We plan to enter into indemnification agreements with each of our directors and executive officers. The form of indemnification agreement provides that we will indemnify our directors and executive officers for expenses incurred because of their status as a director or officer, to the fullest extent permitted by Georgia law, our articles of incorporation and our bylaws.


     Our bylaws provide for indemnification of each of our directors and officers, and our Amended and Restated Articles of Incorporation eliminate, to the extent permitted by the Georgia Business Corporation Code, the personal liability of our directors to us and to our shareholders for monetary damages for some breaches of fiduciary duty and the duty of care. The indemnification provided by our bylaws may be available for liabilities arising in connection with this offering. To the extent that indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons under our bylaws, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. At present there is no pending material litigation or proceeding involving any director, officer, employee or agent of Interland in which indemnification will be required or permitted.



     Our bylaws provide for indemnification of our directors and officers with respect to any liability and reasonable expense incurred by such person in connection with any civil or criminal action, suit or proceeding to which such person was (or is made or threatened to be made) a party or is otherwise involved, by reason of the fact that such person is or was one of our directors or officers, and such person acted in a manner he believed to be in good faith and not opposed to our best interests, and had no reasonable cause to believe that his conduct was unlawful. Our bylaws obligate us to indemnify each of our directors and officers to the extent that they are successful in the defense of any action, suit or proceeding. In addition, our bylaws may obligate us, under some circumstances, to advance reasonable expenses incurred by each director or officer in the defense of any civil or criminal action, suit or proceeding for which indemnification may be sought. However, we will not indemnify any director or officer to the extent that they are adjudged liable to us, or liable for the receipt of improper personal benefit. Under conditions described in our bylaws, any determination with respect to indemnification will be made by our board of directors or a committee thereof, by special legal counsel appointed by our board of directors or a committee thereof, or by our shareholders.


TRANSFER AGENT AND REGISTRAR


     The Transfer Agent and Registrar for the common stock is SunTrust Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Before this offering there has been no public market for our common stock, and we cannot predict the effect, if any, that sales of our common stock or the availability of common stock for sale will have on its market price. Nevertheless, sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could negatively affect the market price of our common stock and impair our ability to raise capital through the sale of our equity securities in the future.



     Upon completion of this offering and the transactions at an assumed sale price of $13.00 per share with Microsoft, Network Solutions, and Bell Atlantic, we will have 46,432,542 shares of common stock outstanding. Of these shares, the 5,000,000 shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act, unless held by affiliates of our company, as that term is defined in Rule 144 under the Securities Act. For purposes of Rule 144, an affiliate is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by or is under common control with, Interland. The remaining 41,432,542 shares of common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act. The restricted securities generally may not be sold unless they are registered under the Securities Act or sold under an exemption from registration, such as the exemption provided by Rule 144.


     In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell, within any three-month period, a number of shares that is not more than the greater of:


     - 1% of the number of shares of common stock then outstanding, which will equal approximately 464,325 shares immediately after this offering, or


     - the average weekly trading volume of the common stock during the four calendar weeks before a notice of the sale is filed.

     Sales under Rule 144 must also comply with manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days before a sale, and who has beneficially owned the restricted shares for at least two years, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

     Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon regarding the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors before the date we become subject to the reporting requirements of the Exchange Act, under written compensatory benefit plans or written contracts relating to compensation of those persons. In addition, the SEC has indicated that Rule 701 will apply to the typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and beginning 90 days after the date of this prospectus, may be sold (1) by persons other than affiliates, subject only to the manner of sale provisions of Rule 144, and (2) by affiliates under Rule 144 without compliance with its one-year holding period requirement. Based on stock option grants as of the date of this prospectus,
options for                shares will be exercisable upon the expiration of the
90-day restricted period.

                                  UNDERWRITING


     Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters named below, for which Bear, Stearns & Co. Inc., Thomas Weisel Partners LLC and PaineWebber Incorporated are acting as representatives, the underwriters have severally agreed to purchase from us the following respective numbers of shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus.



                        UNDERWRITER                           NUMBER OF SHARES
                        -----------                           ----------------
Bear, Stearns & Co. Inc.....................................
Thomas Weisel Partners LLC..................................
PaineWebber Incorporated....................................
                                                                 ---------
          Total.............................................     5,000,000
                                                                 =========



     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of legal matters by their counsel and to customary conditions, including the effectiveness of the registration statement, the continuing correctness of our representations to them, the receipt of a comfort letter from our accountants, the listing of the common stock on the Nasdaq National Market and no occurrence of an event that would have a material adverse effect on our business. The underwriting agreement obligates the underwriters to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.


     We have granted to the underwriters an option, exercisable for 30 days from
the date of the underwriting agreement, to purchase up to   additional shares at
the public offering price less the underwriting discount. The underwriters may exercise such option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise such option, each underwriter will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The underwriters propose to initially offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a
concession not in excess of $     per share. The underwriters may allow, and
such dealers may re-allow, a concession not in excess of $     per share on
sales to other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and such concessions. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     The following table shows the underwriting discount to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of the common stock.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share...................................................   $              $
          Total.............................................   $              $

     The underwriting discount per share is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock.

     We estimate that our total expenses in connection with this offering, other
than the underwriting discount, will be approximately $          million.


     At our request, the underwriters have reserved for sale at the initial public offering price up to shares of our common stock to be sold in this offering for sale to persons we designate. The number of shares available for sale to the general public will be reduced to the extent that any reserved shares are purchased. The underwriters will offer any reserved shares not so purchased on the same basis as the other shares offered hereby.

     Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 166 filed public offerings of equity securities, of which 113 have been completed, and has acted as a syndicate member in an additional 92 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.


     In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the common stock. Specifically, the underwriters may over-allot shares of the common stock in connection with this offering, thereby creating a short position in the common stock for their own account. Additionally, to cover such over-allotments or to stabilize the market price of the common stock, the underwriters may bid for, and purchase, shares of the common stock in the open market. Finally, the representatives, on behalf of the underwriters, also may reclaim selling concessions allowed to an underwriter or dealer if the underwriting syndicate repurchases shares distributed by that underwriter or dealer. Any of these activities may maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities and, if commenced, may end any of these activities at any time.


     We have agreed to indemnify the underwriters against liabilities specified in the underwriting agreement, including liabilities under the Securities Act.



     We have applied to list our common stock on the Nasdaq National Market under the symbol "ILND."



     Before this offering, there has been no public market for our common stock. As a result, the initial public offering price for our common stock will be determined by negotiation among us and the representatives of the underwriters. Among the factors to be considered in determining the public offering price will be:


     - prevailing market conditions;

     - our results of operations in recent periods;

     - the present stage of our development;

     - the market capitalization and stages of development of generally comparable companies; and

     - estimates of our business potential.


     In connection with this offering, our existing officers and directors and
some of our shareholders, who will own a total of                shares of
common stock after the offering, have entered into lock-up agreements in which they have agreed not to offer or sell any shares of common stock for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc., which may in its sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements. Bear, Stearns & Co. Inc. presently has no intention to allow any shares of common stock to be sold or otherwise offered before the expiration of the 180 day lock-up period, although it may decide to do so in light of the purpose for which any such shares are requested to be sold or otherwise offered, prevailing market conditions and any other factor which Bear, Stearns & Co. Inc., in its sole discretion, may deem to be relevant. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of Rule 144.


     In addition, we have agreed that for a period of 180 days after the date of this prospectus, we will not sell or offer to sell or otherwise dispose of any shares of common stock without the prior written consent of Bear, Stearns & Co. Inc., except that we may issue, and grant options to purchase, shares of common stock under our stock option and employee stock purchase plans.

                                 LEGAL MATTERS


     Kilpatrick Stockton LLP, Atlanta, Georgia is passing on legal matters with respect to the validity of common stock offered hereby. Kilpatrick Stockton LLP owns 16,764 shares of our common stock. Latham & Watkins, Washington, D.C., is acting as counsel to the underwriters in connection with the offering.


                                    EXPERTS

     The financial statements of Interland, Inc. as of December 31, 1999 and 1998 and for the period from inception (September 18, 1997) to December 31, 1997 and for the years ended December 31, 1999 and 1998 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, and are included in this prospectus in reliance upon the authority of said firm as experts in, giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement on Form S-1 that Interland has filed with the SEC covering the shares of common stock that Interland is offering. This prospectus does not contain all of the information presented in the registration statement, and you should refer to that registration statement with its exhibits for further information. Statements in this prospectus describing or summarizing any contract or other document are not complete, and you should review the copies of those documents filed as exhibits to the registration statement for more detail. You may read and copy the registration statement at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. For information on the operation of the Public Reference Room, call the SEC at 1-800-SEC-0330. You can also inspect our registration statement on the Internet at the SEC's web site, http://www.sec.gov.

     After this offering, we will be required to file annual, quarterly, and current reports, proxy and information statements and other information with the SEC. You can review this information at the SEC's Public Reference Room or on the SEC's web site, as described above.

                                INTERLAND, INC.


                         INDEX TO FINANCIAL STATEMENTS



                                                              PAGE
                                                              ----

Report of Independent Public Accountants....................  F-2

Balance Sheets as of December 31, 1998 and 1999 and March
  31, 2000 (unaudited)......................................  F-3

Statements of Operations for the Period From Inception
  (September 18, 1997) to December 31, 1997 and for the
  Years Ended December 31, 1998 and 1999 and the three
  months ended March 31, 1999 and 2000 (unaudited)..........  F-4

Statements of Shareholders' Equity (Deficit) for the Period
  From Inception (September 18, 1997) to December 31, 1997
  and for the Years Ended December 31, 1998 and 1999 and the
  three months ended March 31, 2000 (unaudited).............  F-5

Statements of Cash Flows for the Period From Inception
  (September 18, 1997) to December 31, 1997 and for the
  Years Ended December 31, 1998 and 1999 and the three
  months ended March 31, 1999 and 2000 (unaudited)..........  F-6

Notes to Financial Statements...............................  F-7

     After the stock split discussed in Note 7 to the financial statements of Interland, Inc. is implemented, we expect to be in a position to render the following audit report.



ARTHUR ANDERSEN LLP


Atlanta, Georgia


May 16, 2000


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO INTERLAND, INC.:

     We have audited the accompanying balance sheets of INTERLAND, INC. (a Georgia corporation) as of December 31, 1998 and 1999 and the related statements of operations, shareholders' equity (deficit), and cash flows for the period from inception (September 18, 1997) to December 31, 1997 and for the years ended December 31, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Interland, Inc. as of December 31, 1998 and 1999 and the results of its operations and its cash flows for the period from inception (September 18, 1997) to December 31, 1997 and for the years ended December 31, 1998 and 1999 in conformity with accounting principles generally accepted in the United States.

                                INTERLAND, INC.

                                 BALANCE SHEETS


                                                                 DECEMBER 31,
                                                              -------------------    MARCH 31,
                                                                1998       1999        2000
                                                              --------   --------   -----------
                                                               (IN THOUSANDS, EXCEPT SHARE AND
                                                                       PER SHARE DATA)
                                                                                    (UNAUDITED)
                                            ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $    706   $ 24,510     $18,939
  Restricted cash...........................................        --      1,007       1,200
  Accounts receivable.......................................        --        655       1,579
  Prepaid commissions.......................................        36        825       1,174
  Other current assets......................................        --        730       4,715
                                                              --------   --------     -------
        Total current assets................................       742     27,727      27,607
                                                              --------   --------     -------
PROPERTY AND EQUIPMENT:
  Internet access and computer equipment....................       770      4,072       5,780
  Construction in progress..................................        --      2,499       5,442
  Other furniture and equipment.............................        85        660       2,556
  Office computer equipment.................................       223        445         828
  Purchased software........................................        26        451         537
  Leasehold improvements....................................        --        398         974
                                                              --------   --------     -------
                                                                 1,104      8,525      16,117
  Less accumulated depreciation and amortization............      (115)      (982)     (1,569)
                                                              --------   --------     -------
    Property and equipment, net.............................       989      7,543      14,548
                                                              --------   --------     -------
OTHER LONG-TERM ASSETS:
  Notes receivable -- related parties.......................        50        481         493
  Deposits and other long-term assets.......................        --        225          69
                                                              --------   --------     -------
        Total other long-term assets........................        50        706         562
                                                              --------   --------     -------
        Total assets........................................  $  1,781   $ 35,976     $42,717
                                                              ========   ========     =======

                        LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..........................................  $  1,022   $  3,387     $ 6,994
  Accrued expenses..........................................       328      2,863       5,966
  Capital lease obligation..................................       124      1,185       1,557
  Unearned revenue..........................................       895      7,042      11,535
                                                              --------   --------     -------
        Total current liabilities...........................     2,369     14,477      26,052
UNEARNED REVENUE............................................        38      1,433       1,894
CAPITAL LEASE OBLIGATION....................................       312      2,406       2,935
OTHER LONG-TERM LIABILITIES.................................        --        165         165
COMMITMENTS AND CONTINGENCIES (NOTE 6)
                                                                                                    PRO FORMA
                                                                                                  MARCH 31, 2000
                                                                                                      NOTE 7
                                                                                                  --------------
                                                                                                   (UNAUDITED)
SHAREHOLDERS' EQUITY (DEFICIT):
  Preferred stock, no par value, 25,000,000 shares
authorized:
    Series A, $2.02 stated value, 15,000,000 shares
authorized; 12,392,258 and 13,137,083 shares issued and
outstanding as of December 31, 1999 and March 31, 2000,
respectively; no shares issued and outstanding, pro forma...        --     34,423      40,630             --
    Series A-1, 2,100,000 shares authorized, no shares
issued and outstanding as of December 31, 1998 and 1999 and
March 31, 2000..............................................        --         --
  Common stock, no par value; 100,000,000 shares authorized
at December 31, 1998 and 1999; 19,443,175, 23,590,413 and
24,363,153 shares issued and outstanding as of December 31,
1998 and 1999 and March 31, 2000, respectively, and
37,500,263 shares outstanding, pro forma....................     1,515      3,252       7,022         47,652
  Warrants..................................................        --      2,144       5,242          5,242
  Deferred product development costs........................        --     (2,133)     (2,026)        (2,026)
  Deferred marketing costs..................................        --         --      (4,603)        (4,603)
  Deferred compensation.....................................        --       (954)     (4,568)        (4,568)
  Accumulated deficit.......................................    (2,453)   (19,237)    (30,026)       (30,026)
                                                              --------   --------     -------        -------
        Total shareholders' equity (deficit)................      (938)    17,495      11,671         11,671
                                                              --------   --------     -------        -------
        Total liabilities and shareholders' equity
(deficit)...................................................  $  1,781   $ 35,976     $42,717        $42,717
                                                              ========   ========     =======        =======


      The accompanying notes are an integral part of these balance sheets.

                                INTERLAND, INC.


                            STATEMENTS OF OPERATIONS



                                        FOR THE PERIOD                                        THREE MONTHS
                                        FROM INCEPTION             YEARS ENDED                    ENDED
                                     (SEPTEMBER 18, 1997)         DECEMBER 31,                  MARCH 31,
                                       TO DECEMBER 31,      -------------------------   -------------------------
                                             1997              1998          1999          1999          2000
                                     --------------------   -----------   -----------   -----------   -----------
                                                                                               (UNAUDITED)
                                                   (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
REVENUES...........................      $         5        $     1,387   $     9,121   $     1,009   $     6,268
OPERATING EXPENSES:
  Cost of revenues (including
    non-cash expense of $810 for
    the three months ended March
    31, 2000)......................               --              1,096         7,897           861         6,685
  Sales and marketing..............               --              1,803         7,901           896         5,579
  General and administrative
    (including non-cash stock
    compensation expense of $3,557,
    $101, and $595 for the year
    ended December 31, 1999, and
    the three months ended March
    31, 1999 and 2000,
    respectively)..................              119                809        10,093           677         5,044
                                         -----------        -----------   -----------   -----------   -----------
         Total operating
           expenses................              119              3,708        25,891         2,434        17,308
                                         -----------        -----------   -----------   -----------   -----------
OPERATING LOSS.....................             (114)            (2,321)      (16,770)       (1,425)      (11,040)
OTHER INCOME (EXPENSE):
  Interest income..................               --                  2           206             7           350
  Interest expense.................               --                (20)         (220)          (18)          (99)
                                         -----------        -----------   -----------   -----------   -----------
         Total other expense.......               --                (18)          (14)          (11)          251
                                         -----------        -----------   -----------   -----------   -----------
NET LOSS...........................             (114)            (2,339)      (16,784)       (1,436)      (10,789)
PREFERRED STOCK BENEFICIAL
  CONVERSION AND DIVIDENDS.........               --                 --        (9,559)           --          (586)
                                         -----------        -----------   -----------   -----------   -----------
NET LOSS APPLICABLE TO COMMON
  SHAREHOLDERS.....................      $      (114)       $    (2,339)  $   (26,343)  $    (1,436)  $   (11,375)
                                         ===========        ===========   ===========   ===========   ===========
BASIC AND DILUTED NET LOSS PER
  COMMON SHARE.....................      $     (0.01)       $     (0.13)  $     (1.23)  $     (0.07)  $     (0.48)
                                         ===========        ===========   ===========   ===========   ===========
SHARES USED IN COMPUTING NET LOSS
  PER SHARE........................       17,631,191         18,316,449    21,461,161    19,654,296    23,936,350
                                         ===========        ===========   ===========   ===========   ===========
Pro forma basic and diluted net
  loss per common share............                                       $     (1.18)                $     (0.31)
                                                                          ===========                 ===========
Shares used in computing pro forma
  net loss per share...............                                        22,302,836                  36,459,567
                                                                          ===========                 ===========


        The accompanying notes are an integral part of these statements.

                                INTERLAND, INC.

                  STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)
               FOR THE PERIOD FROM INCEPTION (SEPTEMBER 18, 1997)

                             TO DECEMBER 31, 1997,


                FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999,


                 AND FOR THE THREE MONTHS ENDED MARCH 31, 2000



                                     PREFERRED    PREFERRED     COMMON     COMMON                DEFERRED
                                       STOCK        STOCK       STOCK       STOCK               DEVELOPMENT
                                       SHARES      AMOUNT       SHARES     AMOUNT    WARRANTS      COSTS
                                     ----------   ---------   ----------   -------   --------   -----------
                                                       (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, SEPTEMBER 18, 1997........          --    $    --            --   $   --     $   --      $    --
 Issuance of common stock..........          --         --    17,631,167      139         --           --
 Net loss..........................          --         --            --       --         --           --
                                     ----------    -------    ----------   -------    ------      -------
BALANCE, DECEMBER 31, 1997.........          --         --    17,631,167      139         --           --
 Issuance of common stock..........          --         --     1,811,984    1,376         --           --
 Net loss..........................          --         --            --       --         --           --
                                     ----------    -------    ----------   -------    ------      -------
BALANCE, DECEMBER 31, 1998.........          --         --    19,443,151    1,515         --           --
 Issuance of common stock..........          --         --     4,003,228    8,441         --           --
 Issuance of Series A preferred
   stock...........................  12,392,258     25,014            --   (1,657)        --           --
 Issuance of options and stock to
   consultants and bankers.........          --         --       144,009    4,212         --           --
 Issuance of options to employee at
   below fair value................          --         --            --      300         --           --
 Issuance of warrants in connection
   with development agreement......          --         --            --       --      2,144       (2,144)
 Dividends on preferred stock......          --         --            --     (150)        --           --
 Beneficial conversion of preferred
   stock...........................          --      9,409            --   (9,409)        --           --
 Amortization of deferred
   development costs...............          --         --            --       --         --           11
 Amortization of deferred
   compensation....................          --         --            --       --         --           --
 Net loss..........................          --         --            --       --         --           --
                                     ----------    -------    ----------   -------    ------      -------
BALANCE, DECEMBER 31, 1999.........  12,392,258     34,423    23,590,388    3,252      2,144       (2,133)
Exercise of common stock options...          --         --       756,000        7         --           --
Issuance of common stock for
 services rendered.................          --         --        16,765      139         --           --
Issuance of options to employees at
 below fair value..................          --         --            --    4,210         --           --
Amortization of deferred
 development costs.................          --         --            --       --         --          107
Amortization of deferred
 compensation......................          --         --            --       --         --           --
Issuance of Series A preferred
 stock.............................     744,827      4,000            --       --         --           --
Issuance of warrants and stock in
 connection with marketing
 agreement.........................          --      2,207            --       --      2,444           --
Issuance of warrants...............          --         --            --       --        654           --
Amortization of deferred marketing
 costs.............................          --         --            --       --         --           --
Dividends on preferred stock.......          --         --            --     (586)        --           --
Net loss...........................          --         --            --       --         --           --
                                     ----------    -------    ----------   -------    ------      -------
Balance, March 31, 2000
 (unaudited).......................  13,137,085    $40,630    24,363,153   $7,022     $5,242      $(2,026)
                                     ==========    =======    ==========   =======    ======      =======

                                                                                  TOTAL
                                     DEFERRED                                 SHAREHOLDERS'
                                     MARKETING     DEFERRED     ACCUMULATED      EQUITY
                                       COSTS     COMPENSATION     DEFICIT       (DEFICIT)
                                     ---------   ------------   -----------   -------------
                                       (IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE, SEPTEMBER 18, 1997........   $    --      $    --       $     --       $     --
 Issuance of common stock..........        --           --             --            139
 Net loss..........................        --           --           (114)          (114)
                                      -------      -------       --------       --------
BALANCE, DECEMBER 31, 1997.........        --           --           (114)            25
 Issuance of common stock..........        --           --             --          1,376
 Net loss..........................        --           --         (2,339)        (2,339)
                                      -------      -------       --------       --------
BALANCE, DECEMBER 31, 1998.........        --           --         (2,453)          (938)
 Issuance of common stock..........        --           --             --          8,441
 Issuance of Series A preferred
   stock...........................        --           --             --         23,357
 Issuance of options and stock to
   consultants and bankers.........        --         (890)            --          3,322
 Issuance of options to employee at
   below fair value................        --         (300)            --             --
 Issuance of warrants in connection
   with development agreement......        --           --             --             --
 Dividends on preferred stock......        --           --             --           (150)
 Beneficial conversion of preferred
   stock...........................        --           --             --             --
 Amortization of deferred
   development costs...............        --           --             --             11
 Amortization of deferred
   compensation....................        --          236             --            236
 Net loss..........................        --           --        (16,784)       (16,784)
                                      -------      -------       --------       --------
BALANCE, DECEMBER 31, 1999.........        --         (954)       (19,237)        17,495
Exercise of common stock options...        --           --             --              7
Issuance of common stock for
 services rendered.................        --           --             --            139
Issuance of options to employees at
 below fair value..................        --       (4,210)            --             --
Amortization of deferred
 development costs.................        --           --             --            107
Amortization of deferred
 compensation......................        --          596             --            596
Issuance of Series A preferred
 stock.............................        --           --             --          4,000
Issuance of warrants and stock in
 connection with marketing
 agreement.........................    (4,651)          --             --             --
Issuance of warrants...............        --           --             --            654
Amortization of deferred marketing
 costs.............................        48           --             --             48
Dividends on preferred stock.......        --           --             --           (586)
Net loss...........................        --           --        (10,789)       (10,789)
                                      -------      -------       --------       --------
Balance, March 31, 2000
 (unaudited).......................   $(4,603)     $(4,568)      $(30,026)      $ 11,671
                                      =======      =======       ========       ========


        The accompanying notes are an integral part of these statements.

                                INTERLAND, INC.


                            STATEMENTS OF CASH FLOWS



                                          FOR THE PERIOD FROM     FOR THE YEARS ENDED    FOR THE THREE MONTHS
                                               INCEPTION              DECEMBER 31,         ENDED MARCH 31,
                                        (SEPTEMBER 18, 1997) TO   --------------------   --------------------
                                           DECEMBER 31, 1997        1998       1999        1999       2000
                                        -----------------------   --------   ---------   --------   ---------
                                                                   (IN THOUSANDS)            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................           $(114)           $(2,339)   $(16,784)   $(1,436)   $(10,789)
  Adjustments to reconcile net loss to
     net cash used in operating
     activities:
     Depreciation and amortization....              --                115         992        111         587
     Amortization of non-cash stock
       compensation expense...........              --                 --       3,557        101       1,250
     Loss on disposal of property and
       equipment......................              --                 --         198         --          --
     Amortization of deferred
       development and marketing
       costs..........................              --                 --          11         --         155
     Changes in operating assets and
       liabilities:
       Accounts receivable............              --                 --        (655)        --        (923)
       Prepaid commissions............              --                (36)       (789)       (82)       (348)
       Other current assets...........              --                 --        (730)      (189)     (3,798)
       Note receivable--related
          party.......................              --                (50)       (431)        --         (12)
       Other assets...................              --                 --        (225)       (21)        156
       Accounts payable and accrued
          liabilities.................               4              1,347       4,752        654       6,125
       Unearned revenue...............              --                933       7,542        808       4,952
       Other long-term liabilities....              --                 --         165         --          --
                                                 -----            -------    --------    -------    --------
          Total adjustments...........               4              2,309      14,387      1,382       8,144
                                                 -----            -------    --------    -------    --------
          Net cash used in operating
            activities................            (110)               (30)     (2,397)       (54)     (2,645)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and
     equipment........................              (2)            (1,102)     (7,745)      (682)     (7,592)
  Deposit of restricted cash..........               0                 --      (1,007)        --        (193)
                                                 -----            -------    --------    -------    --------
          Net cash provided by
            investing activities......              (2)            (1,102)     (8,752)      (682)     (7,785)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net proceeds from issuance of common
     stock............................             139              1,376       8,441        785           7
  Net proceeds from issuance of
     preferred stock..................              --                 --      23,357         --       4,000
  Borrowings on capital lease
     obligations......................              --                491       3,628        236       1,118
  Payments on capital lease
     obligations......................              --                (56)       (473)       (55)       (266)
                                                 -----            -------    --------    -------    --------
          Net cash provided by
            financing activities......             139              1,811      34,953        966       4,859
                                                 -----            -------    --------    -------    --------
NET INCREASE IN CASH AND CASH
  EQUIVALENTS.........................              27                679      23,804        230      (5,571)
CASH AND CASH EQUIVALENTS, BEGINNING
  OF YEAR.............................              --                 27         706        706      24,510
                                                 -----            -------    --------    -------    --------
CASH AND CASH EQUIVALENTS, END OF
  YEAR................................           $  27            $   706    $ 24,510    $   936    $ 18,939
                                                 =====            =======    ========    =======    ========
SUPPLEMENTAL CASH FLOW DISCLOSURE:
  Cash paid for interest..............           $  --            $    20    $    178    $    12    $     71
                                                 =====            =======    ========    =======    ========
NON CASH DISCLOSURE:
  Issuance of stock and options for
     consultant and employee
     compensation.....................           $  --            $    --    $  4,511    $    --    $  4,210
                                                 =====            =======    ========    =======    ========


        The accompanying notes are an integral part of these statements.

                                INTERLAND, INC.

                         NOTES TO FINANCIAL STATEMENTS



1. ORGANIZATION AND NATURE OF BUSINESS

NATURE OF BUSINESS

     Interland, Inc. (the "Company") commenced operations on September 18, 1997. The Company provides a broad range of web site and application hosting and other related web based business solutions specifically to meet the needs of small to medium-sized businesses. The Company focuses on delivering high-quality, reliable, and flexible services that are backed by customer support 24 hours a day, 7 days a week, and 365 days a year. The Company offers its solutions directly and through third-party dealers that resell the Company's web hosting services.

HISTORY OF OPERATING LOSSES

     The Company has incurred net losses since it commenced operations. As of December 31, 1999, the Company had an accumulated deficit of $28,796,000. These losses have occurred, in part, because of the costs incurred by the Company to develop its products, build a customer support infrastructure, and expand its market share in an extremely competitive market. The Company does not expect to generate positive cash flow from its operations for several years. The Company's success depends on its ability to achieve profitability and on its ability to raise additional funds. As a result, the Company intends to continue to seek funding from external sources. The Company plans to continue to increase its operating expenses in order to fund higher levels of market share, increase its sales and marketing efforts, broaden its customer support capabilities, and expand its administrative resources in anticipation of future growth. To the extent that increases in such expenses precede or are not offset by increased revenues, the Company's business, results of operations, and financial condition would be materially adversely affected.


INTERIM UNAUDITED FINANCIAL INFORMATION



     The financial statements as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 are unaudited. However, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for a fair presentation of the unaudited financial statements for these interim periods have been included. The results of interim periods are not necessarily indicative of the results to be obtained for a full year.


NETWORK INFRASTRUCTURE

     The Company must expand and adapt its network infrastructure to meet the increasing number of users and the amount of information they wish to transport to meet changing customer requirements. This expansion depends on financial, operational and management resources as well as telecommunications capacity and pricing and third party suppliers. Any failure of these could adversely affect our business.

OTHER RISK FACTORS

     The Company faces other risk factors including, but not limited to, the following: quarterly and annual fluctuations in results of operations and financial position, inability to manage anticipated growth, dependence on Internet usage, dependence on key personnel, and potential disruption of services due to systems failures, security breaches or unknown software defects.

INITIAL PUBLIC OFFERING

     The Company is planning an initial public offering (the "Offering") of its common stock which is targeted for completion in the second quarter of 2000. There can be no assurance that the Offering will be completed in this time period or at all.

                                INTERLAND, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments purchased with an original maturity of three months or less to be the equivalent of cash for the purpose of balance sheet and statement of cash flows presentation. Cash equivalents, which consist primarily of money market accounts, are carried at cost, which approximates market value.

RESTRICTED CASH


     At December 31, 1999 and March 31, 2000 the Company held several certificates of deposits which have maturities ranging from 6 to 12 months. These investments are restricted to use by certain vendors for insurance, rent, credit card processing, lease payments and other items. These deposits have been classified as restricted cash in the accompanying balance sheet. No such deposits were held as of December 31, 1998.


CONCENTRATIONS OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash and cash equivalents with various major financial institutions. The Company believes that the concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Company's customer base. As of December 31, 1999, the Company had no foreign currency assets or liabilities.

PREPAID COMMISSIONS


     The Company typically pays commissions to its sales representatives within three months after cash for the sale is collected; however, the revenue for the service provided is deferred and recognized ratably over the customer service period. The Company defers commissions paid prior to the revenue being earned and amortizes those commissions over the same period for which revenue is recognized.


PROPERTY AND EQUIPMENT


     Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the various classes of property, which is three years for all software, computer and Internet equipment, including capital leases and seven years for other furniture and equipment. Leasehold improvements are amortized over the lesser of the useful life of the asset or the term of the lease. Construction in progress represents primarily computer equipment and leasehold improvements to expand the Company's network and facilities that have not been placed in operation as of December 31, 1999. Total depreciation and amortization expense for the period from inception (September 18, 1997) to December 31, 1997, and the years ended December 31, 1998 and 1999 was $0, $115,000 and $992,000, respectively. Total depreciation and amortization expense for the three months ended March 31, 1999 and 2000 was $111,000 and $587,000, respectively.

                                INTERLAND, INC.

     Expenditures for maintenance and repairs are charged to expense as incurred, and the costs of renewals and betterments are capitalized. Cost and the related accumulated depreciation of assets sold or retired are removed from the respective accounts. Any resulting gain or loss is reflected in the statements of operations.

     The Company leases certain Internet access and computer equipment under capital leases. Equipment recorded under capital leases is amortized using the straight-line method over the lease term. See Note 6 for further discussion.

     The Company periodically reviews the cost basis of long-lived assets based on the undiscounted future cash flow to be generated by those assets to determine whether any permanent impairment exists. Management believes that the long-lived assets in the accompanying balance sheets are appropriately valued.

     The Company adopted the American Institute of Certified Public Accountants Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective January 1, 1998. The Company capitalizes certain external costs related to software and implementation services in connection with its internal-use software systems.

ACCRUED LIABILITIES


     Accrued liabilities include the following (in thousands):



                                                             DECEMBER 31,
                                                             -------------   MARCH 31,
                                                             1998    1999      2000
                                                             ----   ------   ---------
Accrued compensation and employee benefits.................  $118   $  886    $1,412
Accrued construction in progress...........................    --    1,297     2,184
Other accrued liabilities..................................   210      680     2,370
                                                             ----   ------    ------
                                                             $328   $2,863    $5,966
                                                             ====   ======    ======


     During 1999 the Company recorded accrued severance of approximately $330,000 related to the termination of an officer. Of the total accrual, $165,000 is included in other long- term liabilities in the accompanying balance sheet, as it will be paid in November 2001.

FAIR VALUES OF FINANCIAL INSTRUMENTS

     The book values of cash and cash equivalents, accounts receivable, accounts payable, and other financial instruments approximate their fair values, principally because of the short-term maturities of these instruments.


IMPAIRMENT OF LONG-LIVED ASSETS



     In accordance with Statement on Accounting Standards No. 131, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews its long-lived assets for impairment when events or changes in circumstances indicate the carrying value of such assets may not be recoverable. This review consists of a comparison of the carrying value of the asset with the asset's expected future undiscounted cash flows without interest costs. In estimating the expected future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. Estimates of expected future cash flows represent management's best estimate based on reasonable and supportable assumptions and projections. If the expected future cash flow exceeds the carrying value of the asset, no impairment indicator is considered

                                INTERLAND, INC.

present. If the carrying value exceeds the future cash flow, an impairment indicator is considered present. Such impairment would be measured and recognized using a discounted cash flow method.



SOFTWARE DEVELOPMENT



     In 1999, the Company did not have any significant software development projects but did capitalize approximately $400,000 related to finance and accounting software and call center software to be used internally. These costs primarily related to external direct costs of materials and services used in obtaining the internal-use software. The Company did not incur significant payroll and payroll-related costs for employees. Internal training costs and maintenance costs are expensed as incurred.



     The Emerging Issues Task Force has issued Issue No. 200-02 regarding web-site development costs. The Company has not incurred significant web-site development costs to date; however, the Company will continue to monitor changes in the treatment of these costs.


REVENUE RECOGNITION


     The Company realizes revenue from providing shared and dedicated hosting, application hosting and consulting services. The Company recognizes revenues when the services are provided. The Company's hosting contracts typically require up-front payment for service periods ranging from 3 to 24 months. The Company follows the guidance in Staff Accounting Bulletin No. 101 regarding revenue recognition. Therefore, fees received from the customer, including set-up fees for hosting services, are deferred and recognized ratably over the contract period. Substantially all of the end-user subscribers pay for services with major credit cards for which the Company receives daily remittances from the credit card carriers. Deferred revenues represent the liability for advance billing to customers for services not yet provided. Consulting revenue is recognized as the services are performed, provided that no significant obligations remain. The Company generally receives all payments for consulting services prior to the services being performed; therefore, collection is considered probable. Total consulting revenue was $235,695 for the year ended December 31, 1999 and $331,330 for the three months ended March 31, 2000, respectively. No consulting revenue was earned in 1997 or 1998.



     The Company provides a 30 day money back guarantee to its customers and offers its customers a 99.9% service level warranty. The Company records an allowance for returns and an accrual for warranty claims on a monthly basis based on historical experiences. The Company has not experienced significant returns or warranty claims to date and does not have a significant returns or warranty claims reserve as of December 31, 1998 or 1999 or March 31, 2000.


ADVERTISING COSTS


     The Company expenses the costs of advertising as incurred. Advertising expenses included in sales and marketing expense is $1,438,000 and $5,473,000 for 1998 and 1999, respectively. Advertising expense for the three months ended March 31, 1999 and 2000 was $585,000 and $4,436,000, respectively.


INCOME TAXES

     The Company uses the liability method of accounting for income taxes, as set forth in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets or liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to be settled or realized.

                                INTERLAND, INC.

BASIC AND DILUTED NET LOSS PER SHARE

     The Company follows Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share." That statement requires the disclosure of basic net income (loss) per share and diluted net income (loss) per share. Basic net income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period and does not include any other potentially dilutive securities. Diluted net income (loss) per share gives effect to all potentially dilutive securities. The Company's convertible preferred stock, stock options and stock warrants are potentially dilutive securities and are not included in historical diluted net loss per share in any periods presented as they would reduce the loss per share.

     Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, for periods prior to the Company's anticipated initial public offering, basic net loss per share is computed by using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is computed using the weighted average number of common stock outstanding during the period and nominal issuances of common stock and common stock equivalents, regardless of whether they are antidilutive, as well as the potential dilution of common stock equivalents, if dilutive. The Company has not issued common stock or common stock equivalents for considerations that management considers nominal.

STOCK-BASED COMPENSATION PLAN

     The Company accounts for its stock option plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company adopted the disclosure option of SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 requires that companies which do not choose to account for stock-based compensation as prescribed by the statement shall disclose the pro forma effects on earnings and earnings per share as if SFAS No. 123 had been adopted.


OPTIONS AND STOCK ISSUED TO NON-EMPLOYEES



     Transactions for goods or services in which consideration provided by the Company is in the form of stock options or stock are treated in accordance with SFAS No. 123. SFAS No. 123 requires the Company to record the fair value of the equity instrument issued or the fair value of the services received, whichever is readily measurable. When the fair value of the goods or services received can not be reliably measured, the fair value of the equity instrument issued is calculated using the Black-Scholes option pricing model.


SEGMENT REPORTING


     The Company has adopted SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information," effective January 1, 1998. SFAS No. 131 establishes standards for the way that public business enterprises report selected information about operating segments in annual and interim financial statements. It also establishes standards for related disclosures about products and services, geographical areas and major customers. SFAS No. 131 requires the use of the "management approach" in disclosing segment information; based largely on how senior management generally analyzes the business operations. The Company currently operates in only one segment, and as such, no additional disclosure is required. Additionally, the Company did not have any operations or net assets or liabilities in foreign locations for the period from inception (September 18, 1997) to December 31, 1999 or the three months ended March 31, 2000. The Company generated revenue of $690,000 and $442,000 from foreign customers for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively. All sales were denominated in U.S. dollars. No significant revenue was generated from foreign customers in 1997 or 1998.

                                INTERLAND, INC.

3. RELATED-PARTY TRANSACTIONS

     During December 1998 and May 1999 the Company loaned two shareholder officers a total of $50,000 and $400,000, respectively. The notes are full recourse and are also secured by the common stock of the Company owned by the officers and bear interest at 10% per annum. Of the aggregate principal of $450,000, $250,000 is due on demand and $200,000 is due on the earlier of six months after the Offering or November 19, 2004. The notes and accrued interest are reflected as notes receivable -- related parties in the accompanying balance sheets.


     On August 18, 1998 the Company sold computer equipment for the total amount of $50,000 to Geneva Leasing Corporation (which is owned by a stockholder of the Company). These assets were then leased back to the Company in the form of a 36-month capital lease. No gain or loss was recorded in this transaction. The lease obligation amounted to $28,000 at December 31, 1999 and a total amount of $27,000 was paid to the Geneva Leasing Corporation during 1999.


4. INCOME TAXES

     Deferred tax assets and liabilities as of December 31, 1998 and 1999 are determined based on the difference between the financial accounting and tax bases of assets and liabilities. Deferred tax assets and liabilities at the end of the year are determined using the enacted statutory tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be realized or settled.

     The Company has incurred net operating losses ("NOL") since commencing operations. As of December 31, 1999 the Company has total NOLs of approximately $19,800,000 available to offset its future income tax liability. The NOL carryforward begins expiring in 2012. A valuation allowance is provided when it is determined that some portion or all of the deferred tax assets may not be realized. Accordingly, since it currently is more likely than not that the net deferred tax assets resulting from the remaining net operating loss carryforwards ("NOLs") and other deferred tax items will not be realized, a valuation allowance has been provided in the accompanying financial statements as of December 31, 1998 and 1999. The Company established the valuation allowance for the entire amount of the deferred tax assets attributable to the NOL carryforwards as well as for the net deferred tax assets created as a result of temporary differences between book and tax.


     If there is a change in ownership of greater than 50% of the outstanding shares of the Company's capital stock, the Company's ability to utilize its net operating losses will be subject to limitations imposed by Internal Revenue Code
Section 382. These limitations could significantly affect the Company's utilization of those net operating loss carryforwards. As of December 31, 1999, the Company had experienced no such change. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1998 and 1999, are as follows (in thousands):


                                                              1998     1999
                                                              -----   -------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 878   $ 7,537
  Deferred revenue..........................................     31       283
  Other.....................................................     12        75
                                                              -----   -------
Net deferred tax assets before valuation allowance..........    921     7,895
Valuation allowance.........................................   (921)   (7,895)
                                                              -----   -------
Net deferred tax assets.....................................  $  --   $    --
                                                              =====   =======

                                INTERLAND, INC.

5. SHAREHOLDERS' EQUITY

PREFERRED STOCK

     The Company is authorized to issue 25,000,000 shares of preferred stock, including 15,000,000 shares which are designated as Series A preferred stock and 947,421 shares which are designated as Series A-1 preferred stock. The remaining preferred stock has not been designated by the Company.

     The Series A and Series A-1 preferred stock are convertible and rank junior to any other preferred stock that may be issued by the Company, but rank senior to common stockholders upon liquidation. The Series A preferred stockholders have the right to receive dividends equal to 9% of the stated value of the preferred stock. The dividends accrue on a semi-annual basis with the dividend period ending on the last day of May and November. Dividends are cumulative from the date the Series A preferred stock is issued and accrue whether or not declared by the Company. Dividends can be paid in cash, or in the form of Series A-1 preferred stock or a combination of both at the option of the Company. Series A-1 preferred stock is to be issued only as a dividend on Series A preferred stock. The preferred stock is convertible at the then current conversion price, which is equal to the stated value on the date of issuance. The conversion price is adjusted from time to time as a result of stock splits, recapitalizations or if the Company issues stock at prices below the stated value of the preferred stock. Upon a qualified initial public offering, all of the outstanding Series A and Series A-1 preferred stock automatically convert to common stock at the then current conversion price.


     On December 2, 1999 and December 24, 1999, the Company issued 9,908,258 and 2,484,000 shares, respectively, of Series A convertible preferred stock for $2.02 per share for proceeds of $25,014,000. The convertible preferred stock was issued to third party investors. The conversion price of the outstanding shares as of December 31, 1999 was $2.02 per share. The Company had accrued dividends of $150,000 and $736,000 at December 31, 1999 and March 31, 2000, respectively, that were recorded through a direct charge to common stock. Prior to these transactions, the Company sold common stock at $2.78 per share to third party investors. As a result of the sale of the convertible preferred stock at conversion prices below the prices sold to common shareholders, the Company recorded a preferred stock dividend of $9,409,000 related to this beneficial conversion feature in accordance with Emerging Issues Task Force Issue 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios." This dividend is reflected as an adjustment to arrive at net income applicable to common shareholders in the accompanying statement of operations.



     In connection with the issuance of Series A preferred stock, the Company incurred $1,656,978 in offering expenses that were recorded as a reduction of the no par value common stock such that the preferred stock would be recorded at its stated value of $2.02 per share.


COMMON STOCK

     In March 1999 the Company amended its articles of incorporation and bylaws to increase the number of authorized shares to 100,000,000. The accompanying financial statements retroactively reflect this amendment in authorized shares.


     During 1997 the Company issued 17,631,167 shares of common stock to two founders for $139,000 or $0.01 per share, the deemed fair value on the date the Company commenced operations.



     Throughout 1998 the Company sold 1,811,984 shares of common stock to third-party investors, the majority of which were unrelated to the Company, for a total of $1,376,000 at prices ranging from $0.41 to $1.39 per share.



     During 1999 the Company sold 4,003,228 shares of common stock for net proceeds of $8,797,000. The common stock was sold to third-party investors and consultants at prices ranging from $0.46 to $2.78

                                INTERLAND, INC.

per share. Of the total shares sold, 453,600 shares were sold to consultants at prices less than fair market value. The Company recognized non cash compensation expense of $516,000 related to these sales of common stock. The compensation expense is included in general and administrative expense in the accompanying statements of operations. During the third quarter of 1999 the Company issued 144,009 shares of common stock valued at $400,000 for costs related to sale of the above mentioned common stock and paid cash expenses of $256,000. The payment for stock issuance costs is reflected as a reduction of the proceeds from the issuance of common stock in the accompanying balance sheets.



     On July 1, 1999 the Company issued options to purchase 108,000 shares of common stock to an employee at an exercise price of $0.01 per share. The fair market value on the date of grant was estimated to be $2.78 per share. The Company recorded deferred compensation of $300,000 related to this grant. The deferred compensation will be amortized over the vesting period of the option, which is three years from July 1, 1999. The Company amortized $50,000 of this deferred compensation in 1999. The compensation expense is included in noncash general and administrative compensation expense in the accompanying statements of operations.



     At various dates during 1999 the Company issued options to purchase 1,728,000 shares of common stock to consultants at exercise prices ranging from $0.01 to $2.78 per share. The Company recognized non cash compensation expense of $3,695,000 related to the issuance of these options. The options were valued using the Black Scholes pricing model. As of December 31, 1999 the Company has deferred compensation of $704,000 related to these option issuances. The deferred compensation will be amortized over the remaining service period with a consultant.


WARRANTS


     On December 24, 1999 the Company issued warrants to purchase 546,480 shares of common stock at an exercise price of $5.37 per share to Microsoft Corporation ("Microsoft"). This warrant was issued in connection with entering into a five year Development, License, and Co-marketing Agreement (the "Agreement") with Microsoft that expires December 23, 2004. The warrant can be exercised by paying the cash exercise price or by surrendering common shares owned by Microsoft equal to the exercise price. The Agreement grants to Microsoft a non-exclusive perpetual license to proprietary installation tools for third-party hosted applications on Windows NT or Windows 2000. Microsoft has the sole right to terminate the Agreement if the Company fails to deliver the tools on a timely basis or if the Company fails to correct any errors in the tools on a timely basis and Microsoft will provide technical consulting and writing services during the development of the tools. Additionally, in consideration of the obligations of Microsoft, the Company agreed to pay Microsoft 5% of the total gross revenues that the Company receives from third parties in consideration of its licensing and other exploitation of the tools for the five years following acceptance of the tools by Microsoft. The Company recorded the value of the warrants, calculated using the Black-Scholes pricing model, of approximately $2,144,000 as deferred development costs and will amortize this amount to the cost of revenues over the five-year term of the Agreement. The Company will periodically evaluate the recoverability of this deferred charge over the term of the Agreement.


     In connection with this agreement, Microsoft also agreed to invest an additional $7,500,000 in common stock by dividing $7,500,000 by a number equal to the lesser of the midpoint of the expected Offering range in the Company's first filing with the Securities and Exchange Commission and the actual price to the public in such offering. If the Offering is not completed within 120 days of the date of the first filing with the Securities and Exchange Commission, the number of shares purchased will be determined to be the midpoint of the Offering range on the first filing. Microsoft will also receive an additional warrant at the date of this second investment to purchase up to that number of common stock equal to 75% of the number of additional shares purchased by Microsoft in the second investment. The warrants will have an

                                INTERLAND, INC.

exercise price equal to the purchase price per share paid by Microsoft for the additional shares. The value of the warrants of approximately $3,357,000 and the difference, if any, between the midpoint of the expected Offering range and the Offering price will be recorded as additional deferred development costs similar to that discussed above which will be amortized over the remaining term of the five-year Agreement.



     On January 28, 2000 the Company issued warrants to purchase up to 376,920 shares of common stock of the Company at an exercise price of $8.33 per share. These warrants were issued in connection with the entering into a web hosting agreement. This agreement requires the Company to provide hosting services at wholesale prices, to provide customers and technical support and to provide other services. Upon signing the web hosting agreement, 108,000 of the warrants vest immediately. The remaining 268,920 will vest at the end of each quarter of 2000 and at December 31, 2001 based on the number of new customers provided through the web hosting agreement; therefore, the total remaining warrants may never vest if the new customer targets are not met. In January 2000 the Company recorded expense of approximately $650,000 related to the 108,000 warrants that vested upon the signing of the agreement. The Company will record additional expense in the future based on the number of warrants that vest based on performance targets as valued using the Black-Scholes pricing model at the time of vesting.


STOCK OPTIONS


     During July 1999 the board of directors approved the Stock Incentive Plan (the "Plan"). As of December 31, 1999, 4,860,000 shares of common stock are reserved for the grant of qualified and nonqualified stock options and other incentive awards to employees of the Company. Subsequent to December 31, 1999, the total number of authorized shares under the Plan was increased to 7,560,000. As of December 31, 1999 the Company has 1,865,160 options available for issuance under the Plan. The Plan provides for the grant of options to eligible employees and the board of directors determines the specific terms of each option grant, including vesting period and exercise price. The options generally vest over a three-year period. Additionally, the Company granted options to purchase 1,728,000 of common stock to certain consultants in 1999. These options had exercise prices ranging from $0.01 to $2.78 per share and were 100% vested on the date of issuance. The Company recorded expense associated with the issuance of these options as discussed above.



     In 1999 the Company granted options under the Plan to purchase 3,037,500 shares of common stock to employees at exercise prices ranging from $0.01 to $5.37 per share, of which 936,900 vest ratably over a three-year period. The remaining 2,100,600 options vest over a three year period beginning July 1, 2000. However, if the Company completes an initial public offering before July 1, 2000, the vesting accelerates to be 1/3 on the initial public offering date and 1/3 one year from the initial public offering date and 1/3 two years from the initial public offering date.

                                INTERLAND, INC.

     The following table summarizes the issuance of options:



                                                                                 WEIGHTED
                                                        NUMBER      RANGE OF      AVERAGE
                                                          OF        EXERCISE     PRICE PER
                                                        OPTIONS      PRICES        SHARE
                                                       ---------   -----------   ---------
Outstanding at December 31, 1998.....................          0                   $0.00
  Granted............................................  4,765,500   $0.01-$5.37     $2.53
  Forfeited..........................................    (42,660)  $2.78-$5.37     $3.18
                                                       ---------
Outstanding at December 31, 1999.....................  4,722,840   $0.01-$2.78     $2.53
                                                       =========
Vested and exercisable at December 31, 1999..........  1,728,000   $0.01-$2.78     $1.56
                                                       =========
  Granted............................................  1,562,436   $5.37-$8.33     $5.68
  Forfeited..........................................    (60,480)  $2.78-$8.33     $4.94
  Exercised..........................................   (756,000)        $0.01     $0.01
                                                       ---------
Outstanding at March 31, 2000........................  5,468,796   $ .93-$8.33     $3.74
                                                       =========
Vested and exercisable at March 31, 2000.............    972,000         $0.01     $0.01
                                                       =========


STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 123

     In accordance with SFAS No. 123 the Company has computed, for pro forma disclosure purposes, the estimated fair value of all options for shares of the Company's common stock granted to employees during the year ended December 31, 1999 using the Black-Scholes option pricing model and based on the following assumptions:

                                                                 1999
                                                              -----------
Risk-free interest rate.....................................  5.85%-6.59%
Expected dividend yield.....................................           0%
Expected forfeiture rate....................................           5%
Expected volatility.........................................          88%

     No options were granted for the period from commencement of operations (September 18, 1997) to December 31, 1997 or for the year ended December 31, 1998. The total fair value of the options granted to employees during the year ended December 31, 1999 was computed as $5,660,131, which would be amortized over the vesting period of the options. If the Company had accounted for these options in accordance with SFAS No. 123, the Company's reported pro forma net loss attributable to common shareholders and net income (loss) per share attributable to common shareholders for the year ended December 31, 1999 would have been as follows (in thousands, except per share data):


                                                                1999
                                                              --------
Net loss:
  As reported...............................................  $(16,784)
  Loss applicable to common shareholders....................   (26,343)
  Loss applicable to common shareholders pro forma for SFAS
     No. 123................................................   (26,829)
Net loss per share:
  Loss applicable to common shareholders as reported........     (1.23)
  Loss applicable to common shareholders pro forma for SFAS
     No. 123................................................     (1.25)

                                INTERLAND, INC.

     The following table summarizes the exercise price range, weighted average exercise price, and remaining contractual lives by year of grant for the number of options outstanding as of December 31, 1999:


                                                                                    WEIGHTED
                                                                                    AVERAGE
                                                          EXERCISE     WEIGHTED    REMAINING
                                              NUMBER        PRICE      AVERAGE    CONTRACTUAL
YEAR OF GRANT                                OF SHARES      RANGE       PRICE     LIFE (YEARS)
-------------                                ---------   -----------   --------   ------------
Options issued to employees at fair value:
     1999..................................  2,929,500   $2.78-$5.37    $3.16         9.65
Options issued to employees at less than
  fair value:
     1999..................................    108,000         $0.93    $0.93         9.51
Options issued to consultants:
     1999..................................  1,728,000   $0.01-$2.78    $1.56         2.47


6. COMMITMENTS AND CONTINGENCIES

LEASE OBLIGATIONS

     The Company leases certain buildings and equipment under capital and operating leases expiring at various dates through 2009. Some of the leases contain bargain purchase options. The following details operating and capital lease obligations as of December 31, 1999 (in thousands):

                                                                         OPERATING
                                                                         LEASES AND
                                                                        OTHER FUTURE
                                                              CAPITAL     MINIMUM
                                                              LEASES    COMMITMENTS
                                                              -------   ------------
2000........................................................  $1,519      $ 4,728
2001........................................................   1,459        5,168
2002........................................................   1,093        4,068
2003........................................................     118        1,932
2004 and thereafter.........................................      20        9,595
                                                              ------      -------
          Total.............................................  $4,209      $25,491
                                                              ======      =======

     The total amount of assets under capital lease as of December 31, 1998 and 1999 was $495,000 and $4,119,000, respectively, and the total obligation related to those capital leases was $436,000 and $3,591,000, respectively. Operating rent expense was $36,000 for the period from commencement of operations (September 18, 1997) to December 31, 1997 and $115,000 and $516,000 for the
years ended December 31, 1998 and 1999, respectively.

EQUIPMENT COMMITMENTS

     The Company is party to a financing agreement with a vendor that allows for the purchase of equipment under capital leases. The financing agreement provides for the financing to occur in specified quarterly increments of $1,250,000 for up to $5,000,000 over the 12 month period beginning with the fourth quarter of 1999. As of December 31, 1999 the Company had borrowed approximately $1,200,000 under this financing agreement. The financing bears interest at 11.3% and has a term of three years.

     As of December 31, 1999, the Company had commitments of approximately $2,700,000 in capital expenditures outstanding for expanded network and facilities.

                                INTERLAND, INC.

ADVERTISING COMMITMENTS

     As of December 31, 1999, the Company is party to advertising commitments of $2,500,000 in 2000 and $250,000 in 2001.

7. SUBSEQUENT EVENTS

OPTIONS


     In January, February and March 2000 the Company granted options to purchase 1,562,436 shares of common stock at exercise prices ranging from $5.37 to $8.33 per share. The Company plans to record deferred compensation expense of approximately $4,210,000 on the options that were granted with exercise price below the estimated fair value of $8.33 per share on the date of grant. This expense will be amortized over the vesting period of the options.


PRO FORMA STOCKHOLDER'S EQUITY AND LOSS PER SHARE (UNAUDITED)


     Simultaneous with the Company's initial public offering and pursuant to the contractual agreements with the preferred stockholders, all shares of the Company's Series A and Series A-1 preferred stock will be converted into shares of common stock. Pro forma stockholder's (deficit) equity at March 31, 2000, after giving effect to the conversion of the Series A and Series A-1 preferred stock, would be approximately $11,700,000 and will be unchanged as a result of the conversion. Had the conversion of the Series A and Series A-1 preferred stock occurred at the time of the sale of the preferred stock, net loss per share would have been $(1.18) and $(.31) for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.


INTERLAND B.V.

     On February 7, 2000 the Company organized Interland B.V. in Amsterdam as a wholly-owned subsidiary of the Company. Interland B.V. will serve as the Company's headquarters for its European operations.

STOCK SPLIT


     The Company's board of directors is actively considering the approval of a
1.08 for one stock split on the Company's common stock which will be affected in the form of a stock dividend. All share and per share data in the accompanying financial statements will be adjusted to reflect the split.


EMPLOYEE BENEFIT PLAN

     On January 1, 2000 the Company adopted a 401(k) Plan, a defined contribution plan covering substantially all employees of the Company. Under the plan's deferred compensation arrangement, eligible employees who elect to participate in the plan may contribute between 1% and 15% of eligible compensation, as defined, to the plan. The Company, at its discretion, may elect to provide for either a matching contribution or a discretionary profit-sharing contribution or both.

EMPLOYEE STOCK PURCHASE PLAN

     After the Offering, the Company intends to adopt an Employee Stock Purchase Plan under which qualified employees will have the right to purchase common stock on a quarterly basis through payroll deductions. The price to be paid for each share of common stock under the plan is 85% of the fair market value at the beginning or the end of each quarter, whichever is lower. Total payroll deductions may not

                                INTERLAND, INC.

exceed 10% of the employee's annual compensation and may not exceed $25,000 per year. Up to 540,000 shares of common stock have been reserved under the plan.



LOAN AGREEMENT



     On May 15, 2000, the Company executed a loan agreement in the amount of $3,024,000 to finance capital expenditures. The loan is secured by the related assets, bears interest at 16.1% per year and has a three year term.


SALE OF PREFERRED STOCK AND WARRANTS (UNAUDITED)


     On March 15, 2000, the Company entered into a stock purchase agreement with Network Solutions. In connection with this financing transaction, the Company issued 744,827 shares of Series A preferred stock to Network Solutions, at a purchase price of $5.37 per share. The Company also issued a warrant to Network Solutions to purchase 372,413 shares of common stock at an exercise price of $5.37 per share. The number of shares subject to the warrant may be adjusted to prevent dilution and each warrant will expire five years after its issuance. In addition, under the stock purchase agreement, on the day following the effective date of the Offering, in exchange for an additional $6,000,000 in cash from Network Solutions, the Company will issue a number of shares of common stock to Network Solutions equal to $6,000,000 divided by the lesser of $13.00 or the actual price to the public of common stock sold in the offering. In connection with this additional issuance, the Company will also issue an additional warrant to purchase a number of shares of common stock equal to 75% of the number of shares sold to Network Solutions at an exercise price equal to the price paid at that closing. In conjunction with this investment, the Company entered into a 4 year premier program agreement with Network Solutions. The Company will record deferred expense of approximately $2.5 million for the value of the warrant issued on March 15, 2000 and deferred expense of approximately $2.2 million for the difference between the purchase price of $5.37 per share and the fair value of the Company's common stock on that date of $8.33 per share. The Company will record additional deferred expense for the value of the warrants to be granted upon the closing of the offering of approximately $2,686,000 and for the difference, if any, between the midpoint of the expected offering range and the offering price. This deferred expense will be amortized over the remaining 4 year term of the premier program agreement entered into with Network Solutions.



     On May 8, 2000, the Company entered into a stock purchase agreement with Bell Atlantic Investments, Inc. In connection with this financing transaction, the Company issued 1,199,999 shares of Series A preferred stock to Bell Atlantic at a purchase price of $8.33 per share. In addition, under the stock purchase agreement, on the third day following the effective date of the offering, in exchange for an additional $15,000,000 in cash from Bell Atlantic, the Company will issue a number of shares of common stock to Bell Atlantic equal to $15,000,000 divided by the lesser of $13.00 or the actual price to the public of common stock sold in the Offering. The Company will record deferred expense for the difference, if any, between the midpoint of the expected offering range and the offering price. This deferred expense will be amortized over the 3 year life of the business agreement that is expected to be entered into as indicated below.



     Additionally, on May 8, 2000, the Company entered into a non-binding letter of intent with Bell Atlantic to enter into a business relationship. The non-binding letter of intent indicates that the parties will work to complete final versions of a marketing channel relationship agreement and a reseller agreement. These agreements will provide for Bell Atlantic to promote and co-brand the Company's products and services. The term of the agreements is intended to be three years under the terms or the letter of intent, the Company will pay to Bell Atlantic 12.5% of any revenue received customers with whom Bell Atlantic

                                INTERLAND, INC.

originates contact. The Company will record this amount as an offset to revenue in the income statement. In connection with the signing of the final agreement, the Company will issue to Bell Atlantic a warrant to purchase 3,132,000 shares of common stock at an exercise price equal to 150% of the initial public offering price. The warrant will be exercisable for three years. The Company will record the value of the warrants to be granted upon closing of the offering as deferred expense to be amortized over the 3 year term of the agreements.

                              [Inside Back Cover]

The inside of the back cover begins with the Interland logo. Below the logo is a graphic depicting a globe surrounded by images of some of our customers' web pages. At the bottom of the page is the sentence, "We make the web work for you."

------------------------------------------------------
------------------------------------------------------

PROSPECTIVE INVESTORS MAY RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NEITHER INTERLAND, INC. NOR ANY UNDERWRITER HAS AUTHORIZED ANYONE TO PROVIDE PROSPECTIVE INVESTORS WITH DIFFERENT OR ADDITIONAL INFORMATION. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE SUCH OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.
                       ---------------------------------

                               TABLE OF CONTENTS
                       ---------------------------------


                                     PAGE
                                     ----
Prospectus Summary.................    1
Risk Factors.......................    7
Forward-Looking Statements.........   18
Use of Proceeds....................   19
Dividend Policy....................   19
Capitalization.....................   20
Dilution...........................   21
Selected Financial Data............   22
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations........   24
Business...........................   33
Management.........................   51
Principal Shareholders.............   59
Certain Transactions...............   61
Description of Capital Stock.......   64
Shares Eligible for Future Sale....   68
Underwriting.......................   69
Legal Matters......................   71
Experts............................   71
Where You Can Find More
  Information......................   71
Index to Financial Statements......  F-1


                             ---------------------

Until            , 2000, (25 days after the date of this prospectus), all
dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                                (Interland Logo)

                                5,000,000 SHARES


                                  COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                            BEAR, STEARNS & CO. INC.

                           THOMAS WEISEL PARTNERS LLC

                            PAINEWEBBER INCORPORATED
                                                 , 2000
------------------------------------------------------
------------------------------------------------------

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         Set forth below is an estimate of the approximate amount of the fees and expenses (other than underwriting commissions and discounts) payable by Interland, Inc. in connection with this offering.

Securities and Exchange Commission Registration Fee ...................................  $   30,360
National Association of Securities Dealers Inc. Registration Fee ......................      12,000
Nasdaq National Market Listing Fees ...................................................      95,000
Blue Sky Fees and Expenses ............................................................       7,500
Printing Expenses .....................................................................     180,000
Legal Fees and Expenses ...............................................................     400,000
Accounting Fees and Expenses ..........................................................     210,000
Transfer Agent Fees and Expenses ......................................................      10,000
Miscellaneous .........................................................................     195,500
                                                                                         ----------
     Total ............................................................................  $1,140,360
                                                                                         ==========

*To be filed by amendment


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our bylaws provide for indemnification of each of our directors and officers, and our Amended and Restated Articles of Incorporation eliminate, to the extent permitted by the Georgia Business Corporation Code, the personal liability of our directors to us and to our shareholders for monetary damages for certain breaches of fiduciary duty and the duty of care. The indemnification provided by our bylaws may be available for liabilities arising in connection with this offering. Insofar as indemnification for liabilities under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons pursuant to our bylaws, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     Our bylaws provide for indemnification of our directors and officers with respect to any liability and reasonable expense incurred by such person in connection with any civil or criminal action, suit or proceeding to which such person was (or is made or threatened to be made) a party or is otherwise involved, by reason of the fact that such person is or was one of our directors or officers, and such person acted in a manner he believed to be in good faith and not opposed to our best interests, and had no reasonable cause to believe that his conduct was unlawful. Our bylaws obligate us to indemnify each of our directors and officers to the extent that they are successful in the defense of any action, suit or proceeding. In addition, our bylaws may obligate us, under certain circumstances, to advance reasonable expenses incurred by each director or officer in the defense of any civil or criminal action, suit or proceeding for which indemnification may be sought. However, we will not indemnify any director or officer to the extent that they are adjudged liable to us, or liable for the receipt of improper personal benefit.

     We plan to enter into indemnification agreements with each of our directors and executive officers. The form of indemnification agreement provides that we will indemnify our directors and officers for expenses incurred because of their status as a director or officer, to the fullest extent permitted by Georgia law, our articles of incorporation and our bylaws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Since September 18, 1997, we have issued and sold the following securities (as adjusted for a 416.7835-for-one stock split effective March 8, 1999 and a proposed 1.08-for-one stock split).

     (1) On September 18, 1997, we issued 225,063 shares of our common stock to Kenneth Gavranovic, our President and Chief Executive Officer at an aggregate offering price of $1,250.

     (2) On October 7, 1997, we issued 8,777,460 shares of our common stock to Kenneth Gavranovic, our President and Chief Executive Officer, at an aggregate offering price of $48,750 and 9,002,523 shares of our common stock to Waldemar Fernandez at an aggregate offering price of $50,000.

     (3) On November 11, 1998, we sold 108,000 shares of our common stock at an aggregate offering price of $50,000 to an individual in a privately negotiated transaction. On April 21, 1999 we sold an additional 108,000 shares of our common stock at an aggregate offering price of $50,000. On May 13, 1999, we issued

          108,000 shares of our common stock to this same individual in consideration for the termination of previously granted contractual pre-emptive and anti-dilution rights.


     (4) Between November, 1998 and June, 1999, we sold 3,270,935 shares of our common stock at an aggregate offering price of $4,838,311 to 70 individuals, six corporations and one partnership in privately negotiated transactions.


     (5) Between June 1, 1999 and December 1, 1999, we granted options to purchase 1,188,000 shares of our common stock to four individuals in exchange for services they rendered to us. On January 28, 2000 one of these individuals exercised an option to purchase 162,000 shares of common stock for an aggregate purchase price of $1,500. On February 10, 2000 a second individual exercised an option to purchase 162,000 shares of common stock for an aggregate purchase price of $1,500. On March 6, 2000, a third individual exercised an option to purchase 432,000 shares of common stock for an aggregate purchase price of $4,000.


     (6) On September 9, 1999, we issued 36,009 shares of our common stock to the Santa Fe Capital Group of New Mexico, Inc. in exchange for services provided.


     (7) During September 1999 and October 1999, we sold 1,846,399 shares of our common stock at an aggregate offering price of approximately $5,000,000 to 52 individuals, three corporations, one limited liability company, one partnership, and one family partnership in privately negotiated transactions.



     (8) On October 15, 1999, we granted options to purchase up to 540,000 shares of our common stock at an exercise price of $3.00 per share to Southard Advisors, LLC. On April 14, 2000, Southard Advisors exercised its option to purchase 540,000 shares of common stock for an aggregate purchase price of $1.5 million.


     (9) On December 2, 1999, we sold 9,908,256 shares of our Series A Convertible Participating Preferred Stock at an aggregate offering price of approximately $20.0 million to six investors in a privately negotiated transaction. The distribution of shares was as follows:
          3,851,432 shares to Crest Communications Partners L.P. for an approximate purchase price of $7,774,187; 111,870 shares to Crest Entrepreneurs Fund L.P. for an approximate purchase price of $225,813; 1,634,595 shares to Boulder Ventures III, L.P. for an approximate purchase price of 3,299,460; 99,350 shares to Boulder Ventures III (Annex), L.P. for an approximate purchase price of $200,540; 2,477,064 shares to BancBoston Ventures, Inc. for an approximate purchase price of $5,000,000; and 1,733,945 shares to Private Equity Co-Invest Ltd. for an approximate purchase price of $3,500,000. Gregg Mockenhaupt, one of our directors, is a member of Crest Partners II, LLC, the general partner of Crest Communications Partners L.P. and Crest Entrepreneurs Fund L.P. Andrew E. Jones, one of our directors, is a general partner of Boulder Ventures Limited, the general partner of Boulder Ventures III, L.P. and Boulder Ventures III (Annex), L.P.

     (10) On December 24, 1999, we sold 2,484,000 shares of our Series A Convertible Participating Preferred Stock at an aggregate offering price of approximately $5.0 million to Microsoft Corporation. In connection with the stock purchase, we also issued a warrant to Microsoft for the purchase of 546,480 shares of our common stock at an exercise price of $5.80 per share.

     (11) On January 27, 2000, we issued a warrant to ServiceCo, LLC, d/b/a Road Runner, for the purchase of 376,920 shares of our common stock at an exercise price of $9.00 per share.

     (12) On March 15, 2000, we sold 744,827 shares of our Series A Convertible Participating Preferred Stock at an aggregate offering price of $4.0 million to Network Solutions, Inc. In connection with the stock purchase, we also issued a warrant to Network Solutions for the purchase of 372,413 shares of our common stock at an exercise price of $5.80 per share.


     (13) In March 2000, we issued 16,764 shares of common stock to our legal counsel in return for services provided at a deemed price of $9.00 per share.

     (14) On March 15, 2000 we issued 108,000 shares of our common stock to an individual in exchange for services rendered.

     (15) Since September, 1997 we have granted to officers, directors and employees options to purchase an aggregate of 4,966,056 shares of our common stock at a weighted average exercise price of $4.28.

     (16) On May 8, 2000, we sold 1,199,999 shares of our Series A Convertible Participating Preferred Stock at an aggregate offering price of $10.0 million to Bell Atlantic, Inc.

     (17) On May 15, 2000, we issued 32,400 shares of our common stock to Van de Pietermann pursuant to a settlement agreement and in partial consideration for the acquisition of rights to use the domain name "interland, nl" in the Netherlands.

     (18) On May 16, 2000, we issued a warrant to an affiliate of TransAmerica Business Credit Corporation for the purchase of 21,600 shares of our common stock at an exercise price of $8.33 per share.

     (19) At the time of this offering, in exchange for $7.5 million in cash, we will issue a number of shares of common stock equal to $7.5 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. At the time of this offering, we will also issue a warrant to Microsoft to purchase a number of shares of common stock up to 75% of the number of shares sold to Microsoft at the time of this offering, at an exercise price equal to the price paid at the closing of that sale. Based on the current range, we will issue a warrant to purchase up to 432,692 shares of our common stock.

     (20) At the time of this offering, in exchange for $6.0 million in cash we will issue a number of shares of common stock to Network Solutions equal to $6.0 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. Based on the current range, we will issue 461,538 shares in this transaction. At the time of this offering, we will also issue a warrant to Network Solutions to purchase a number of shares of common stock up to 75% of the number of shares sold to Network Solutions at the time of this offering, at an exercise price equal to the price paid at the closing of that sale. Based on the current range, we will issue a warrant to purchase 346,153 shares of our common stock.

     (21) At the time of this offering, in exchange for 15.0 million in cash we will issue a number of shares of common stock to Bell Atlantic equal to $15.0 million divided by the lesser of $13.00 or the actual price to the public of common stock sold in this offering. Based on the current range, we will issue 1,153,846 shares in this transaction.

     The sales of the securities listed above were exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering or, with respect to issuances to employees, directors and consultants, Rule 701 promulgated under Section 3(b) of the Securities Act as written compensatory benefit plans and contracts relating to compensation or, with respect to issuances made to foreign persons, Regulation S promulgated under Section 5 of the Securities Act as sales made outside the United States.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a.   Exhibits

   EXHIBIT         DESCRIPTION OF EXHIBIT
   NUMBER


  ***1.1        -  Form of Underwriting Agreement

    *3.1(a)     -  Amended and Restated Articles of Incorporation of the
                   Company dated October 5, 1999

    *3.1(b)     -  Articles of Amendment of the Company dated December 2, 1999

    *3.1(c)     -  Articles of Amendment of the Company dated December 23, 1999

   **3.1(d)     -  Articles of Amendment of the Company dated March 14, 2000

    *3.2(a)     -  Bylaws of the Company

   **3.2(b)     -  Amendment to Bylaws of the Company

  ***4.1        -  Form of Certificate for Common Stock

  ***5.1        -  Opinion of Kilpatrick Stockton, LLP, as to the legality of the securities being registered

  **10.1        -  Stock Purchase Agreement among the Company, Crest
                   Communications Partners L.P., Crest Entrepreneurs Fund L.P.,
                   Boulder Ventures III, L.P. and other investors dated
                   December 2, 1999

   *10.2        -  Subscription Agreement dated December 24, 1999 between the
                   Company and Microsoft Corporation

  **10.3        -  Subscription Agreement dated March 15, 2000 between the
                   Company and Network Solutions, Inc.

  **10.4(a)     -  Stockholders' Agreement among the Company, Crest
                   Communications Partners L.P., Crest Entrepreneurs Fund L.P.,
                   Boulder Ventures III, L.P. and other investors dated
                   December 2, 1999

  **10.4(b)     -  Amendment to Stockholders' Agreement dated December 23,
                   1999

  **10.4(c)     -  Amendment to Stockholders' Agreement dated March 15, 1999

  **10.4(d)     -  Amendment to Stockholders' Agreement dated May 8, 2000

  **10.5(a)     -  Registration Rights Agreement among the Company, Crest
                   Communications Partners, L.P., Crest Entrepreneurs Fund L.P.,
                   Boulder Ventures III, L.P. and other investors dated
                   December 2, 1999

  **10.5(b)     -  Amendment to Registration Rights Agreement dated December 24,
                   1999

  **10.5(c)     -  Amendment to Registration Rights Agreement dated March 15,
                   2000

  **10.5(d)     -  Amendment to Registration Rights Agreement dated May 8, 2000

 ***10.6        -  Employment Agreement dated December 2, 1999 between the
                   Company and Ken Gavranovic

   *10.7        -  Employment Agreement dated February 14, 2000 between the
                   Company and H. Christopher Covington

   *10.8        -  Employment Agreement dated February 16, 2000 between the
                   Company and David N. Gill

   *10.9        -  Employment Agreement dated February 24, 2000 between the
                   Company and Rahim Shah

  *10.10        -  Form of Indemnification Agreement for Officers and Directors
                   of the Company

  *10.11(a)     -  Interland, Inc. Stock Incentive Plan

  *10.11(b)     -  First Amendment to Interland, Inc. Stock Incentive Plan

  *10.11(c)     -  Second Amendment to Interland, Inc. Stock Incentive Plan

***10.12        -  Interland, Inc. Employee Stock Purchase Plan

***10.13        -  Interland, Inc. Shareholder Rights Plan

 **10.14        -  Separation Agreement and General Release with Waldemar
                   Fernandez dated November 19, 1999

 **10.15        -  Promissory Note of Ken Gavranovic in favor of the Company dated December 10, 1998

 **10.16        -  Promissory Note of Waldemar Fernandez in favor of the Company dated December 15, 1998

 **10.17        -  Promissory Note of Ken Gavranovic in favor of the Company dated May 14, 1999

 **10.18        -  Promissory Note of Waldemar Fernandez in favor of the Company dated May 19, 1999

 **10.19        -  Stock Pledge Agreement between the Company and Ken Gavranovic dated May 14, 1999

 **10.20        -  Stock Pledge Agreement between the Company and Waldemar
                   Fernandez dated May 19, 1999

 **10.21(a)     -  Agreement of Lease between the Company and 34 Peachtree
                   Associates, L.P. dated November 19, 1997

 **10.21(b)     -  First Amendment to Agreement of Lease between the Company and TCB #4, L.L.C. (f/k/a 34 Peachtree Associates, L.P.)
                   dated July 6, 1998

 **10.21(c)     -  Second Amendment to Agreement of Lease between the Company and TCB #4, L.L.C. (f/k/a 34 Peachtree Associates, L.P.)
                   dated September 15, 1999

 **10.22(a)     -  Amended and Restated Lease Agreement between the Company and
                   101 Marietta Street Associates dated September 29, 1999

 **10.22(b)     -  First Amendment to Amended and Restated Lease between the
                   Company and 101 Marietta Street Associates dated November 23,
                   1999

 **10.23        -  Employment Agreement dated April 1, 2000 between the Company and Mark K. Alexander

***10.24        -  Employment Agreement dated February 15, 2000 between the
                   Company and Robert Malally

 **10.25        -  SunTrust Plaza Garden Offices Lease Agreement by and between
                   SunTrust Plaza Associates, LLC and the Company dated May 16,
                   2000

 **10.26        -  Stock Purchase Agreement dated May 8, 2000 between Bell
                   Atlantic Investments, Inc. and the Company

 ***23.1        -  Consent of Kilpatrick Stockton LLP (will be included in the opinion filed as Exhibit No. 5 to this Registration
                   Statement)

   *23.2        -  Consent of Arthur Andersen LLP

   *24.1        -  Powers of Attorney of certain officers and directors of the
                   Company (included on the signature pages of this Registration Statement)

  **27.1(a)     -  Financial Data Schedule for the period ended March 31, 1999
                   (for SEC use only)

  **27.1(b)     -  Financial Data Schedule for the period ended March 31, 2000
                   (for SEC use only)

   *     Previously Filed.
  **     Filed herewith.
 ***     To be filed by amendment.


b.       Financial Statement Schedules

ITEM 17. UNDERTAKINGS.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Interland pursuant to the provisions of our Articles of Incorporation and Bylaws or otherwise, Interland has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of Interland in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Interland will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         The undersigned undertakes that:

         1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Interland pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

         2. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, Interland has duly caused this amendment no. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, Georgia, on May 18, 2000.


                       INTERLAND, INC.


                          By: /s/ Ken Gavranovic
                             ---------------------------------------------------
                             Kenneth Gavranovic, President and Chief Executive Officer




                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, this amendment no. 1 to the registration statement has been signed on May 18, 2000, by the following persons in the capacities indicated.




Signature                            Position
---------                            --------



/s/ Ken Gavranovic
---------------------------------    President and Chief Executive Officer and Director
Kenneth Gavranovic                   (Principal Executive Officer)


/s/ David N. Gill
---------------------------------    Executive Vice President, Chief Financial Officer
David N. Gill                        and Director
                                     (Principal Financial and Accounting Officer)


*
---------------------------------    Director
Clyde Heintzelman


*
---------------------------------    Director
Andrew E. Jones


*
---------------------------------    Director
Gregg A. Mockenhaupt


*
---------------------------------    Director
Rahim Shah


*
---------------------------------    Director
William E. Whitmer


*By: /s/ Ken Gavranovic
     ----------------------------
       as attorney-in-fact
